Form 20-F
period 2024-12-31
Himalaya Shipping Ltd.
filed 2025-03-26
CIK 1959455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Large accelerated filer ☐     Accelerated filer ☒      Non-accelerated filer ☐     Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                  ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
Yes ☐     No ☐

NOTE ON THE PRESENTATION OF INFORMATION

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, unless the context otherwise requires, (i) references to “Himalaya Shipping Ltd,” “Himalaya Shipping,” the “Company,” the “Registrant,” “we,” “us,” “Group,” “our” and words of similar import refer to Himalaya Shipping Ltd. and its consolidated subsidiaries, (ii) references to “our vessels” and “our fleet” refer to the 12 Newcastlemax dry bulk vessels which were delivered and are currently in operation.

References in the annual report to (i) our “Board” or “Board of Directors” refer to the board of directors of Himalaya Shipping Ltd. as constituted at any point in time and “Director” or “Directors” refers to a member or members of the Board, as applicable, (ii) our “Memorandum,” each provision thereof a “Clause,” or the “Bye-Laws,” each provision thereof a “Bye-Law,” refer to the memorandum of association and the amended and restated bye-laws of Himalaya Shipping Ltd., respectively, each as in effect from time to time, (iii) “Magni” or “Magni Partners” refers to Magni Partners (Bermuda) Limited, (iv) “Drew” refers to Drew Holdings Limited, (v) “New Times” or “New Times Shipyard” refers to New Times SB Jingjiang shipyard in China, (vi) “1-4 Shipbuilding Contracts” refer to the shipbuilding contracts with New Times relating to four vessels with hull numbers 0120833, 0120834, 0120835 and 0120836, (vii) “5-8 Shipbuilding Contracts” refer to the shipbuilding contracts with New Times relating to four vessels with hull numbers 0120837, 0120838, 0120839 and 0120840, (viii) references to “9-12 Shipbuilding Contracts” refer to the shipbuilding contracts with New Times relating to four additional vessels with hull numbers 0120841, 0120842, 0120843 and 0120844, (ix) “Shipbuilding Contracts” refer to 1-4 Shipbuilding Contracts, 5-8 Shipbuilding Contracts and 9-12 Shipbuilding Contracts, as the context requires, (x) “Avic Leasing Arrangements” or “Avic Leasing” refers to our sale and leaseback agreements with subsidiaries of Avic International Leasing Co., Ltd. in relation to the four vessels under our 1-4 Shipbuilding Contracts, (xi) “CCBFL Leasing Arrangements” or “CCBFL Leasing” refers to our sale and leaseback agreements with subsidiaries of CCB Financial Leasing Co., Ltd., in relation to six vessels under our 5-8 Shipbuilding Contract and 9-12 Shipbuilding Contracts, (xii) “Jiangsu Financial Leasing Arrangements” or “Jiangsu Financial Leasing” refers to our sale and leaseback agreements with subsidiaries of Jiangsu Financial Leasing Co. Ltd. in relation to vessels with hull numbers 0120839 and 0120840, originally financed under the CCBFL Leasing, (xiii)“Sale and Leaseback Agreements” refer to the Avic Leasing, the CCBFL Leasing, and the Jiangsu Leasing, (xiv) “Drew Holdings Revolving Credit Facility” or “Drew Holdings RCF” refers to our unsecured revolving credit facility with Drew, (xv) “Bridge Facility” refers to the unsecured Bridge Facility with DNB Bank ASA entered into in March 2023 and subsequently terminated in April 2023, (xvi) “Financing Arrangements” refer to our Avic Leasing Arrangements, CCBFL Leasing Arrangements, Jiangsu Financial Leasing Arrangements and Drew Holdings RCF described more fully herein, collectively, (xvii) the “Corporate Support Agreement” refers to our corporate services agreement with Magni Partners, (xviii) the “Management Agreement” refers to our management agreement with 2020 Bulkers Management AS (“2020 Bulkers Management” or “Manager”), and (xix) the “Ship Management Agreements” refer to management agreements with respect to each vessel in our fleet, with either Wilhelmsen Ship Management (Norway) AS, or “Wilhelmsen,” or OSM Bergen Dry AS, or “OSM,” each a “ Ship Manager.”

References in this annual report to (i) the “SEC” refer to the US Securities and Exchange Commission and (ii) “U.S. GAAP” refer to the generally accepted accounting principles in the United States.

PRESENTATION OF FINANCIAL INFORMATION

We produce financial statements in accordance with U.S. GAAP and all financial information included in this annual report is derived from our U.S. GAAP consolidated financial statements, except as otherwise indicated.

Our consolidated financial statements included in this annual report comprise our consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2024, 2023 and 2022 and consolidated balance sheets as of December 31, 2024 and 2023 (the “Audited Consolidated Financial Statements”). We present our consolidated financial statements in U.S. dollars.

Unless otherwise indicated, all references to “U.S.$” and “$” in this annual report are to, and amounts are presented in, U.S. dollars. All references to “£,” “Pounds” or “GBP” are to pounds sterling. All references to “NOK” are to Norwegian Kroner.

NON-U.S. GAAP FINANCIAL INFORMATION

In this annual report, we disclose non-GAAP financial measures, namely average Time Charter Equivalent (“TCE”) earnings, gross and Adjusted EBITDA, as defined under "Item 5. Operating and Financial Review and Prospects." These measures are important measures that we and our business use to assess financial performance. Average TCE earnings, gross, is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commissions, and dividing by the number of operational days. Our management believes average TCE earnings, gross can provide additional meaningful information for investors to analyze our fleets' daily income performance. Adjusted EBITDA is calculated as net income (loss) adjusted for depreciation of vessels and equipment, loss from equity method investment, total financial expenses, net and income tax expense. We believe that Adjusted EBITDA increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of depreciation, loss from equity method investment, financing and tax items. Our calculation of these non-GAAP financial measures may not be comparable to that reported by other companies.

MARKET AND INDUSTRY DATA

In this annual report, we present certain market and industry data. Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, as well as publicly available information. We believe the data from third-party sources to be reliable based upon our management’s knowledge of the industry, but have not independently verified such data. Forward-looking information obtained from third party sources is subject to the same qualifications as the uncertainties regarding the other forward-looking statements in this annual report.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report and any related discussions contain statements that constitute forward-looking statements. Within the meaning of the Private Litigation, many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “objective” and “potential,” among others.

Forward-looking statements appear in a number of places in this document and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include such matters as:

•our charters and charter strategy;
•expected trends in our industry, including those discussed under “Dry Bulk Shipping Industry”;
•environmental and other regulations and our compliance therewith;
•expected benefits of our vessels;
•expected environmental impact, including the lower CO2 emissions and the efficiency of our vessels;
•expected trends in the global fleet and demand of Newcastlemax vessels;
•expected market trends and expected impact of sanctions;
•the expected benefits of scrubbers, including potential scrubber driven savings and VLSFO - HSFO furward curves;
•potential benefits of dual fuel engines and potential savings from running vessels on LNG;
•our strategy and plans;

•our statements in Item 5.D “Trend Information”;
•our plans to meet our liquidity requirements;
•our dividend policy; and
•other non-historical statements.

Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including the following:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to achieve charter rates above our break-even rate;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described in Item 3. Key Information—D.—Risk Factors.

Please see our Risk Factors in Item 3.D. of this annual report for a more complete discussion of these and other risks and uncertainties. Forward-looking statements speak only as of the date they are made, and we do not undertake and expressly disclaim any obligation to update them except as required by law.

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

SUMMARY OF KEY RISKS

Our business, financial condition, results of operations and liquidity may be materially affected by the risks described below. Apart from the risks that we consider material, we may also be adversely impacted by additional risks affecting other companies, such as risks related to the conducting of international operations, climate change, technological changes and geopolitical events. These risks may cause our future results to be materially different than our current expectations.

Risks Related to Our Business

•Liquidity risk could impair our ability to fund operations.
•We charter our vessels on time charters in a volatile shipping industry.
•Rising crew costs, inflation, and their connected increase in wages could adversely affect our results of operations.
•We are subject to risks with respect to our counterparties on contracts and their failure to meet their obligations.
•We may not be able to effectively compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to re-employ our vessels profitably.
•We depend upon a limited number of significant customers for a large part of our revenues.
•We may be subject to litigation that may not be resolved in our favor and may not be sufficiently insured against.
•We depend on our subsidiaries to distribute or loan funds to us in order to make dividend payments.
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
•We rely on information technology, and if we are subject to service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.
•The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

Risks Related to Our Relationship with 2020 Bulkers Management and our Ship Managers

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
•We face risks in connection with our dependence on 2020 Bulkers Management.

Risks Related to Our Indebtedness

•If our vessel charters do not provide sufficient revenue to service our obligations under our Financing Arrangements, we may be unable to make required payments thereunder.
•We may require additional capital in the future, which may not be available on favorable terms, or at all.
•Restrictive covenants in our existing Financing Arrangements impose financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

Risks Related to Our Industry

•Charter hire rates for dry bulk vessels are volatile and may decrease below our cash break-even rates.
•The global financial markets and economic conditions may adversely impact our business, results of operation, financial condition and our ability to obtain additional financing.
•Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.
•A decrease in China’s imports and export of goods could have a material adverse effect on our business.
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
•Scrutiny of environmental, social and governance matters may impact our business and reputation.
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
•Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
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
•Our largest shareholder has significant influence over us.
•Certain of our major shareholders may have interests that are different from the interests of our other shareholders.
•We depend on directors who are associated with affiliated companies, which may create conflicts of interest.
•Our Board of Directors may not declare cash dividends in the future.
•Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.
•Our Bye-laws restrict shareholders from bringing legal action against our officers and directors.
•We have anti-takeover provisions in our Bye-laws that may discourage a change of control.

Risks Related to Our Business

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.

We are dependent on cash generated by our current and future operations, cash on hand, and borrowings under the Revolving Credit Facility with Drew Holdings (“Drew Holdings RCF”) to meet our operating expenses, service our indebtedness and fund our other liquidity needs. The level of cash available to us depends on numerous factors, including demand for our services and the rates we are paid by our customers, global economic conditions, the price of oil and bunker prices, our ability to control costs, our ability to access capital markets and any amounts available to us under the Drew Holdings RCF. One or more of such factors could be negatively impacted and our sources of liquidity could be insufficient to fund our operations and service our obligations such that we may require capital in excess of the amount available from those sources. Our access to funding sources in amounts adequate to finance our operations and planned capital expenditures and repay our indebtedness on terms that are commercially acceptable could be impacted by factors such as negative views and expectations about us, the oil and gas industry or the economy in general and disruptions in the financial markets, as well as conditions in the dry bulk market or demand for our services or rates we are paid.

If we experience a significant decrease in cash generated from our operations, or are unable to maintain our access to or secure new sources of financing, this would have a significant impact on our ability to meet our obligations or continue our operations. In such cases, if additional financing sources are unavailable, or not available on reasonable terms, our financial condition, results of operations, growth and future prospects could be materially adversely affected, and we may be unable to continue as a going concern. As such, we cannot assure you that cash flow generated from our business and other sources of cash, including future borrowings under the Drew Holdings RCF and or any new debt and equity financings, will be sufficient to enable us to pay our indebtedness and to fund our other liquidity needs. For a discussion of our ability to continue as a going concern, please refer to Note 1 – “General Information” to our Consolidated Financial Statements included herein.

We charter our vessels on time charters in a volatile shipping industry and a decline in charter hire rates could affect our business, results of operations and financial condition.

Our fleet currently operates on index-linked time charters and we intend to employ our vessels primarily in the index-linked market. Under our index-linked time charters, we have the option to convert these to fixed time charters subject to certain conditions, including agreement of the parties. We have agreed to convert the index-linked charters to fixed rate time charters for two vessels from April 1, 2025 to December 31, 2025. The time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the time charter market may enable us to benefit in periods of increasing charter hire rates, we must renew our charters in a volatile dry bulk market, which makes us vulnerable to declining charter rates. When our time charter agreements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter agreements for these vessels. Bareboat or time charters may not be available for the vessels following termination or expiration, and bareboat or time charter rates in effect at the time of such termination or expiration may not be comparable to those in effect under the existing time charters. In addition, we are subject to market volatility as a result of our index-linked charters. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates or premiums or at all. Future charter hire rates may not enable us to operate our vessels profitably, or to pay dividends.

Rising crew costs, inflation, and their connected increase in wages could adversely affect our results of operations.

Over the last few years, worldwide economies have experienced inflationary pressures. Global inflationary pressures have also increased due to trading pattern disruptions attributable to the armed conflict in Ukraine. Supply chain and transportation problems, as well as added volatility and rising energy, food and commodity prices, have accelerated global price growth. Inflationary pressures could result in increased operating, voyage and administrative costs which could in turn negatively impact the Company’s operating results and cash flows. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and the Company in particular may not be able to offset such cost increases sufficiently. In addition, due to an increase in the size of the global shipping fleet, the limited supply of and increased demand for crew has created upward pressure on crew costs. Continued higher crew costs or further increases in crew costs coupled with a persistent inflationary environment and the connected increase in crew wages could adversely affect our results of operations.

We are subject to risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our business.

We have entered, and plan to enter, into various contracts, including charter parties with our customers, vessel management agreements, our Sale and Leaseback Agreements, and other agreements. Such agreements subject us to counterparty risks. Such risk may be relevant for contracts we may enter into in the future and for the contracts, which we have already entered into, including the Avic Leasing, CCBFL Leasing and Jiangsu Leasing, the Management Agreement and the Corporate Support Agreement. The ability of each of our counterparties to perform their obligations under a contract with us depends on a number of factors that are beyond our control, which may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for our Newcastlemax dry bulk carriers, the supply and demand for commodities and various other factors. Should our counterparties fail to honor their obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, results of operations and financial condition.

Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. If our charterers fail to meet their obligations to us or attempt to renegotiate charter agreements, we could sustain significant losses which could have a material adverse effect on our business, results of operations and financial condition. The Company will seek to mitigate such consequences for example through re-negotiation of terms with its lenders, or striving to re-charter or seek remedies from defaulting charterers, however such efforts may not be successful and may lead to negative reactions from its lenders which may be detrimental for the Company’s business.

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

We may be subject to litigation that, if not resolved in our favor or covered by insurance, could have a material adverse effect on our business, results of operations and financial condition.

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

We are a holding company, and we depend on our subsidiaries to distribute or loan funds to us in order to satisfy our financial obligations include making dividend payments.

We are a holding company and our subsidiaries, which are all wholly owned by us, conduct all of our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and make dividend payments depends on our subsidiaries and their ability to distribute funds to us. In addition, pursuant to the Avic Leasing Arrangement, a dividend or cash or other distributions by our subsidiaries is only allowed if immediately following such payment or distribution there will be maintained in the relevant subsidiary’s account a total amount no less than the higher of (a) $3.6 million, and (b) the bareboat hire rate under the facility and the operating expenses for the relevant vessel that are payable within the next six months on a pro forma basis after such payment distribution; and the obligation of each of our subsidiaries to maintain a minimum cash balance in its account equivalent to three months’ charter hire under the applicable CCBFL Leasing and Jiangsu Leasing. The foregoing amounts to approximately $1.5 million per subsidiary which limit the amount of dividends that the subsidiaries are able to pay up to us.

The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third-party, including a creditor, and the laws of the Republic of Liberia, where our subsidiaries are incorporated, which may in the future regulate the payment of dividends by companies. For a description of the restrictions on dividends under the Avic Leasing Arrangement, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements.” If we are unable to obtain funds from our subsidiaries, our Board of Directors may decide not to declare or pay dividends.

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

Whether we qualify for the benefits of Section 883, in certain circumstances, depends on a specified percentage of our common shares being owned, directly or indirectly, by shareholders who meet certain tests, including being resident in the United States or certain other countries. In such circumstances, we would be required to satisfy certain substantiation and reporting requirements to establish that we so qualify, which in turn would require such shareholders (and certain intermediaries through which they indirectly own our common shares) to provide us with certain documentation. The ownership of our common shares may not allow us to so qualify for the benefits of Section 883, or, even if the ownership of our common shares would allow us to so qualify, we may not be able to satisfy the substantiation and reporting requirements that we would need to meet to establish that we so qualify. As a result, there can be no assurance that we will qualify for the benefits of Section 883 for 2025 taxable year or any subsequent taxable year.

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

We believe that the income we earn from our time charters and expect to earn from our voyage charters should not be treated as passive income for the purposes of the income test. Accordingly, based on the current composition of our income and assets, and our expected income and operations, we believe that we were not a PFIC for our most recent taxable year ending December 31, 2024 and we do not expect to be a PFIC for the current taxable or foreseeable future taxable years. There can be no assurance, however, that we were not a PFIC for the taxable year ending December 31, 2024 or will not be classified as a PFIC for the current taxable year or for future taxable years. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined below) holds our common shares, such U.S. Holder could be subject to adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

A change in tax laws in any country in which we operate or loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could adversely affect us.

Tax laws, treaties and regulations are highly complex and subject to change and differing interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development. For example, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda.

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

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations,” respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service center business, intellectual property and conducting business as a holding entity.

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

If we fail to comply with our obligations under the Bermuda Economic Substance Act or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, results of operations and financial condition.

We rely on information technology, and if we are subject to service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.

We rely on information technology systems and networks in our operations and administration of our business. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depends on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition.

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We plan to have in place safety and security measures on our vessels and onshore operations. Any measures we take to try to protect our vessels against cybersecurity attacks and any disruption to their information systems may not be effective or adequately prevent security breaches, which are constantly evolving and have become increasingly sophisticated. If cybersecurity threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

Beyond our vessels, we rely on security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information cannot provide absolute assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may fail to prevent or detect unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third-party or an employee for illegal purposes, we may be subject to claims that we are responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, any remediation efforts that we take may not be successful and we may not have adequate insurance to cover these losses. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations and financial condition.

Finally, there continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence. While we have not integrated the use of artificial intelligence in our business currently, we could integrate it in the future and at this time cannot fully determine the impact of such evolving technology to our industry or business.

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

Although we are generally a business that serves other businesses, we do process and obtain certain personal information relating to individuals, and any failure by us to comply with the GDPR or other data privacy laws where applicable could result in proceedings or actions against us, which could subject us to significant fines, penalties, judgments and negative publicity.

The shipping industry has inherent operational risks that may not be adequately (or at all) covered by our insurance. Further, because we obtain some of our insurance through protection and indemnity associations, we may also be retrospectively subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

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

Risks Related to Our Relationship with 2020 Bulkers Management and our Ship Managers

We depend on our Manager to operate our business and our business could be harmed if our Manager or the Ship Managers fail to perform their services satisfactorily.

Pursuant to our Management Agreement, our Manager, 2020 Bulkers Management, provides us with certain operational, commercial and management services, including finding technical and operational management services for the vessels, and assisting us with procuring insurances for our vessels and operations.

Our operational success depends in part upon our Manager’s satisfactory performance of these services and upon our Manager’s relationships within the industry. Our business would be harmed if our Manager failed to perform these services satisfactorily or if our Manager suffered reputational harm. The Management Agreement has an indefinite duration and may be terminated by either party with one-month written notice. If the Management Agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to replace the services provided under this agreement on a timely basis, and even if replacement services were immediately available, the terms offered could be less favorable than those under the existing agreements.

Our ability to compete for and enter into charters and to expand our relationships with our existing charterers depends largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•renew existing charters upon their expiration;
•obtain new charters;
•successfully interact with shipyards during periods of drydocking;
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

Pursuant to the Management Agreement, we pay our Manager a management fee based on annual estimates which are calculated based on, among other things, the payroll and infrastructure costs incurred by the Manager in providing its services to the Company in the respective year, adjusted by an applicable mark-up, and payable quarterly in four tranches. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. Pursuant to the Ship Management Agreements for our vessels, we pay to our Ship Managers an annual fee for each vessel which is expected to be $155,000 for 2025, to be revised annually. The fees under the Management Agreement and Ship Management Agreements are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Manager and Ship Managers to reduce the fees under such agreements if our profitability decreases. Fees to our Manager constitute a significant portion of our administrative expenses.

We are dependent on our Ship Managers and their ability to hire and retain key personnel.

We have entered into Ship Management Agreements to outsource the technical management of our vessels to Wilhelmsen Ship Management (Norway) AS (“Wilhelmsen”) and OSM Bergen Dry AS (“OSM”). There may be conflicts of interest between us and the Ship Managers that may not be resolved in our favor. Our success depends to a significant extent upon the abilities and efforts of our Ship Managers and their ability to hire and retain key members to perform their activities under the Ship Management Agreements. The loss of any of these individuals could adversely affect our business prospects and financial condition.

Our continued success will also depend upon our Ship Managers’ ability to hire and retain key personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If our Manager is not able to obtain higher charter rates to compensate for any crew cost increases, this could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our contracted Chief Executive Officer does not devote all of his time to our business, which may hinder our ability to operate successfully and we may face conflicts of interest with our Manager’s parent.

Our contracted Chief Executive Officer and part of the Manager team pursuant to the Management Agreement, participate in other business activities not associated with us, including serving as members of the management team of 2020 Bulkers Management, and are not required to work full-time on our affairs. As a result, our contracted Chief Executive Officer, who is also our Chief Financial Officer, may devote less time to us than if he was not engaged in other business activities and may owe fiduciary duties to our shareholders as well as shareholders of other companies with which he may be affiliated, including the Manager, 2020 Bulkers Management.

In addition, we and 2020 Bulkers Management operate dry bulk vessels. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We face risks in connection with our dependence on 2020 Bulkers Management who provide management services to us.

Some of our key management functions are carried out by 2020 Bulkers Management and its ability to render management services will depend in part on its own financial strength and its ability and intention to continue to render management services to us. Circumstances beyond our control could impair its plans, ability or financial strength. Any financial or other problems affecting 2020 Bulkers Management could impair the management services provided to us, including the ability and intention to render such services, and therefore have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Indebtedness

If our vessel charters do not provide sufficient revenue to service our obligations under our Financing Arrangements, we may be unable to make required payment thereunder.

For the substantial financing required for the dry bulk carriers, we entered into the Sale Leaseback Agreements, for a total amount of $758.4 million. For the first four vessels delivered to us, we have entered into the Avic Leasing for pre-delivery and delivery financing by way of a sale leaseback financing for a substantial part of the remaining payment obligations. Upon delivery of the relevant vessels from New Times, each buyer (a vessel owning subsidiary of Himalaya Shipping) sold its vessel to a special purpose vehicle (SPV) owned by Avic, and the SPVs chartered the vessel back to its respective buyer subsidiary, under bareboat charters, under which we have the obligation to pay the hire rates irrespective of any contingency (the Hell and High Water Terms).

In addition to the Avic Leasing, we entered into the CCBFL Leasing for six vessels and Jiangsu Leasing for two vessels, which are sale leaseback arrangements.

We are required to pay our Leasing Providers an aggregate amount of lease payments under the lease agreements of approximately $72.6 million per year. If our vessel charters do not provide sufficient revenue to pay the corresponding lease payments (in addition to our operative, administrative and other expenses), we may be unable to make required payment under our leases which may result in events of default under such arrangements, and eventually, the leasing providers to take control of the vessels. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements” which provides an overview of such installments, how they have been financed and how they are intended to be financed going forward.

In 2025, we drew down $6 million under the Drew Holdings RCF.

If we are unable to meet our lease obligations or if a default occurs under our Sale Leaseback Agreements or other Financing Arrangements, our lenders could exercise remedies under our Financing Arrangements. We may seek to mitigate such consequences (for example, through re-negotiation of terms), and strive to re-charter or seek remedies from defaulting charterers. However, there is no assurance that such efforts will be successful to avoid such negative reactions from our lenders, which may have a material adverse effect on our business, results of operations and financial condition.

We may require additional capital, which may not be available on favorable terms, or at all.

Depending on many factors, including market developments, our future earnings, the value of our assets and expenditures for any new projects, we may need additional funds. We may not be able to obtain additional financing on commercially acceptable terms or at all. If adequate funds are not available, it could prevent us from obtaining required capital or meeting our obligations or realizing potential revenues from investments and it could have a material adverse effect on our business, results of operations and financial condition.

We had cash and cash equivalents of $19.4 million as of December 31, 2024. Our only Credit Facility currently in place for additional borrowings is the Drew Holdings RCF, which provides for borrowing of up to $10 million, of which $6 million has been drawn as of March 20, 2025.

Restrictive covenants in our existing Financing Arrangements impose financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

Our existing Financing Arrangements impose, and any future credit facility, financing and leasing agreement may impose, customary operating and financial restrictions on us. The restrictions under our existing Financing Arrangements generally require us to maintain, among other things, minimum cash balance requirements, and limit our ability to incur new indebtedness, among other things, pay dividends. For example, under the Avic Leasing, a dividend or other distribution by our subsidiaries is only allowed if immediately following such payment or distribution there will be maintained in the relevant subsidiary’s account a total amount no less than the higher of (i) $3.6 million, and (ii) the bareboat rate under the facility and the operating expenses for the relevant vessel that are payable within the next six months on a pro forma basis after such distribution. There is also an obligation of each of our subsidiaries to maintain a minimum cash balance in its account equivalent to three months’ charter hire under the applicable CCBFL Leasing and Jiangsu Leasing. This may limit our ability to pay dividends to our shareholders, finance our operations or pursue business opportunities.

A failure to meet our payment and other obligations or to maintain compliance with the applicable financial covenants could lead to defaults under our Financing Arrangements. Upon an event of default, our Leasing Providers could declare default under our bareboat charters, terminate such arrangements, and any outstanding amounts and unpaid charter hire shall become payable, including other amounts representing the Leasing Providers’ losses as a result of the early termination, as applicable (the “Termination Sum”). If the outstanding amounts are not paid, the vessel may be redelivered to the Leasing Provider, which will also have the right to lease the vessel to any other parties or sell the relevant vessel and apply the net sale proceeds against the Termination Sum and claim from us for any shortfall. The loss of these vessels would have a material adverse effect on our business, results of operations and financial condition.

Because we generate all of our revenues in U.S. dollars but incur certain expenses in other currencies, exchange rate fluctuations could adversely impact our results of operations.

We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, certain limited expenses are currently incurred and expected to be in other currencies. Changes in the value of the U.S. dollar relative to the other currencies or the amount of expenses we incur in other currencies could cause fluctuations in our net income.

Risks Related to Our Industry

Charter hire rates and spot rates for dry bulk vessels are volatile, have fluctuated significantly over the past years, and may decrease below our cash break-even rates, which may adversely affect our business, results of operations and financial condition.

The dry bulk shipping industry is cyclical and charter hire rates and spot rates and profitability are volatile. Time charter and spot market rates for dry bulk vessels have in the recent past declined below operating costs of vessels. We are exposed to changes in charter and spot rates for dry bulk carriers and such changes may adversely affect our earnings and the value of our dry bulk carriers at any given time.

Fluctuations in charter rates in the dry bulk market result from changes in the supply of and demand for vessel capacity for the major commodities carried on water internationally and the degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. Volatility in charter rates affects our earnings and results of operations and also affects the value of our dry bulk vessels, which follow the trends of dry bulk charter rates. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market has been very volatile. The market for Capesize vessels, which is more relevant for Himalaya Shipping, is considered to be particularly volatile. This is reflected in fluctuations in the Baltic Capesize Index (“BCI”), which is the weighted average rate of 5 time charter routes. In 2021 the BCI ranged from 10,304 per day to 86,934 per day. In 2022, the BCI ranged from 2,505 per day to 38,169 per day. In 2023, BCI ranged from 2,246 per day to 54,584 per day. In 2024, the BCI ranged from 8,945 per day to 35,780 per day. Because the volatility in the dry bulk carrier charter industry and factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable, and may continue to have an adverse consequences for our industry, including an absence of financing for vessels, charterers seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the dry bulk shipping industry. Volatility and low charter rates could also cause the value of our common shares to be substantially reduced or eliminated.

Spot rates were volatile during 2022 and most of 2023 with rates increasing sharply in December 2023. In 2024, after nine months of relative stability, the BCI experienced a decline in the fourth quarter of 2024, which continued in the first few months of 2025. On March 20, 2025, the rate was $22,139 per day for the standard BCI vessel. There are many uncertainties in the market and rates could also decline as a result of the hostilities between Russia and Ukraine, and in the Middle East, or for any other reason. We may not be able to successfully charter our vessels at rates sufficient to allow us to break even, meet our obligations or pay any dividends in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.”

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
•economic slowdowns caused by public health events, including pandemics and other diseases and viruses, affecting livestock and humans;
•disruptions and developments in international trade;
•changes in seaborne and other transportation patterns, including the distance cargo is transported by sea and trade patterns;
•environmental and other regulatory developments; and
•currency exchange rates.

Demand for dry bulk vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, the sources and supply of dry bulk cargo transported by sea. Continued adverse economic, political or social conditions or other developments could negatively impact charter rates and have a material adverse effect on our business, results of operations and financial condition.

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
•disruption of shipping routes due to accidents, wars or political events;
•speed of vessels;
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

In addition to the prevailing and anticipated freight rates, factors that affect the level of newbuilding, and changes in the capacity of the global dry bulk fleet, scrapping and laying-up include newbuilding prices, second-hand vessel values in relation to scrap prices, costs of bunker and other operating costs, costs associated with classification society surveys, normal maintenance costs and insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for dry bulk shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our dry bulk vessels will be dependent upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. While there has been a general decrease in new dry bulk carrier ordering since 2014, the capacity of the global dry bulk carrier fleet could increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. In addition, adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations and financial condition. Further, the dry bulk market fluctuates widely based on a variety of factors including changes in overall market movements, political and economic events, wars, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates.

The global financial markets and economic conditions may adversely impact our business, results of operation, financial condition and our ability to obtain additional financing.

Global financial markets and economic conditions have been, and continue to be, volatile. Global financial markets, including financial markets in the U.S., have experienced significant volatility in recent years, including as a result of the Russian invasion of Ukraine and armed conflict between Israel and Hamas. The length and breadth of these conflicts remain highly unpredictable. Coupled with existing supply disruptions and changes in U.S. Federal Reserve policies on interest rates, these wars have exacerbated, and may continue to exacerbate, inflation and significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions. Sanctions and other penalties have been imposed on Russia including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could have a material effect on inflation and may trigger a recession in the U.S. and China, among other areas. These factors may result in the weakening of the financial condition of our charterers, suppliers, counterparties and other agents in the shipping industry. As a result, our business, financial condition and results of operations may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

These and other sanctions that may be imposed as well as the ongoing conflicts could further adversely affect the global economy and financial markets and cause further instability, negatively impacting liquidity in the capital markets and potentially making it more difficult for us to access additional debt or equity financing on attractive terms in the future, to the extent needed. The uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with the repricing of credit risk and the current economic conditions, may make it difficult to obtain financing in the future. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

We have limited liquidity and may require additional financing to meet operating requirements, debt revenue or capital expenditures. Additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

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

Increased trade protectionism globally could adversely affect our business. Trade barriers implemented to protect or revive their domestic industries in the face of foreign imports, may depress demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Trade protectionism in the markets that we serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for shipping.

There have been heightened tensions in international relations in recent years. For example, the U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies. Any unfavorable government policies on international trade, such as capital controls or tariffs, and any renegotiation of existing trade agreements, retaliatory trade actions or trade wars, may impact the global economy, and therefore adversely affect our business, results of operations, financial condition and cash flows. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs and has led to concerns regarding the potential for an extended trade war. Tensions over trade and other matters remain high, and it is currently unclear what policies the current U.S. administration will pursue. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may impact our competitive position and materially and adversely affect our business, results of operations and financial condition. The tariffs recently announced by the U.S. government, or any new tariffs, legislation and/or regulations which are implemented, or any renegotiation of existing trade agreements or any retaliatory trade actions could have an adverse effect on our business, results of operations and financial condition.

Moreover, the war in Ukraine and sanctions on Russia have increased the uncertainties in the relations between China and the United States, and tensions between these two countries could be heightened as a result. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions in China and, given that China is a major market for the drybulk industry, may adversely impact our business, results of operations and financial condition.

A decrease in the level of China’s imports and export of goods could have a material adverse effect on our business.

The key trades for our vessels are Brazil to China and Australia to China and therefore our business depends to a significant extent on the level of imports and exports to and from China. As China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday or other factors, could have a material adverse effect on our business. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. In addition, a decline in China’s level of exports due to decreased demand could result in a slow down in the construction sector as demand for factories, commercial and industrial properties decreases. This could result in a reduced demand for iron ore imported by China. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect our vessels calling on Chinese ports and could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by political instability, terrorist or other attacks, war and international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business, results of operations and financial condition.

We may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, the dry bulk shipping industry is likely to be adversely impacted by the effects of political conflicts.

The world economy faces a number of challenges, including the war in Ukraine, the war in Israel, tensions between the United States and Iran, trade tensions between the United States and China, stabilizing growth in China, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, including hostilities between the United States and North Korea which may lead to armed conflict or acts of terrorism around the world, as well as the impact of future pandemics, which may contribute to further economic instability in the global financial markets, and international commerce.

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

Political or other factors may affect our vessels’ trading patterns and could have an adverse effect on our business, results of operations and financial condition.

Our vessels trade globally, and the operation of our vessels are therefore exposed to political risks that might result in a closure of or restrictions in operating on major waterways.

Attacks on vessels in the Red Sea following the outbreak of war in Israel has had a significant impact on vessel travel in that region. In addition, political disturbances in the Middle East in general may potentially result in a closure of the Suez Canal and prevailing economic and political conditions in Panama, though currently stable, could, in the future, result in a closure of or restrictions on travel through the Panama Canal. For example, in 2023, traditional shipping routes faced several inefficiencies. Both the Panama Canal and the Suez Canal experienced reduced traffic, albeit due to different external factors. Reduced traffic through the Panama Canal was attributed to drought and low levels of fresh water supply from the Gatun Lake or other factors. Meanwhile, tension in the Middle East effectively closed the Suez Canal for most shipping companies. Geopolitical risks are outside of our control, could potentially limit or disrupt our access to markets and operations and could have a material adverse effect on our business, results of operations and financial condition.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business, results of operations and financial condition.

Global public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations as well as the operations of our charterers. Pandemics or similar occurrences could cause delays and uncertainties relating to newbuildings, dry dockings and other functions of shipyards.

A significant decrease in the market values of our vessels could cause us to incur an impairment loss and could have a material adverse effect on our ability to obtain additional financing.

We review for impairment of our vessels held and used whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. Such indicators include declines in the fair market value of vessels, decreases in market charter rates, vessel sale and purchase considerations, fleet utilization, regulatory changes in the dry bulk shipping industry or changes in business plans or overall market conditions that may adversely affect our financial condition. We may be required to record an impairment charge with respect to our vessels and any such impairment charge resulting from a decline in the market value of our vessels or a decrease in charter rates may have a material adverse effect on our business, results of operations, financial condition and our ability to obtain additional financing.

The fair market values of our vessels may decline, and we may incur a loss if we sell vessels following a decline in their market value.

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
•distressed asset sales; and
•competition from other shipping companies and other modes of transportation.

Furthermore, if we sell any of our vessels, which we could do after exercising any of our options to repurchase any such vessels under our finance lease agreements, at a time when prices are depressed and before we have recorded an impairment adjustment to our financial statements, the sale may be less than the vessel’s carrying value on our financial statements, resulting in a loss and a reduction in earnings, and may have a material adverse impact on our business, results of operations and financial condition.

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

Our business and the operations of our vessels are subject to numerous environmental regulations in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels will operate, as well as in the country or countries where we plan to register them, including those governing the storage, management and disposal of hazardous and non-hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), water discharges and ballast water management, liability for damage to natural resources and occupational health and safety. These regulations include European Union regulations, the U.S. Oil Pollution Act of 1990 (“OPA”), requirements of the USCG and the U.S. EPA, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978, collectively referred to as MARPOL 73/78 or MARPOL, including designations of Emission Control Areas, thereunder, International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), the International Convention on Load Lines of 1966, the International Convention of Civil Liability for Bunker Oil Pollution Damage, the IMO’s International Safety Management Code (the “ISM Code”), and regulations established by flag state administrations. Such conventions, laws, and regulations are often revised, which could impact the ultimate cost of complying with such requirements or the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Government regulation of vessels, particularly in the areas of safety and environmental requirements, continue to change, which may require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. In addition, we may incur significant costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential environmental violations and in obtaining insurance coverage.

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

In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, approvals and financial assurances with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. If we fail to maintain necessary permits, licenses, certificates, approvals or financial assurances, we could be required to incur substantial costs or temporarily suspend operation of one or more of our vessels, or lead to the invalidation or reduction of our insurance coverage. We have entered into agreements with insurers for coverage of our vessels. However, the insurance we obtain may not be sufficient to cover all such risks and any claims may have a material adverse effect on our business, results of operations and financial condition.

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

The operation of our vessels is also affected by other safety regulations in the form of international conventions, including the Maritime Labor Convention of 2006 (“MLC”), and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those established by flag state administrations. Such conventions, laws, and regulations are often revised, and could increase the ultimate cost of compliance which could impact the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. See “Item 4. Information on the Company—B. Business Overview” for a discussion of the environmental and other regulations applicable to us.

We may be subject to requirements and standards imposed by charterers and the failure to comply with these may subject us to increased costs and adversely affect our operations.

Certain of our charterers apply the Rightship rating system to our vessels. Rightship is the ship vetting service owned by Rio Tinto and BHP-Billiton, which has become the major vetting service in the dry bulk shipping industry, Rightship rates vessels based on certain criteria for seaworthiness. We may be required to incur costs to ensure that our vessels achieve adequate Rightship ratings or otherwise meet the standards set by our charterers. While our vessels are expected to meet such standards, if any of our vessels fail to meet these standards, our ability to operate these vessels may be limited.

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

Every vessel also undergoes two underwater hull surveys during a five-year classification cycle. The intermediate survey at approximately every 36 months may, in lieu of a full drydocking, be credited by classification society, by conducting a diving survey, propeller inspection, tails shaft bearing clearance and overall hull condition, all of which are to be verified in the presence of a class surveyor. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed could have a material adverse effect on our business, results of operations and financial condition.

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

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or “ESG,” which are considered to contribute to the long-term sustainability of companies' performance. Governments across the globe and investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on sustainability and ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The increased focus and activism related to sustainability and ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s sustainability and ESG practices. If we do not adapt to or comply with governmental, investor, lender or other industry shareholder rules, expectations and standards, as applicable, which are evolving, or which are perceived to have not responded appropriately to the growing concern for sustainability and ESG issues, whether or not there is a legal requirement to do so, our business, financial condition or share price could be materially and adversely affected.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Financing from lenders may also take into consideration results of ESG assessments. Topics taken into account in such assessments include, among others, the company's efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company's board of directors in supervising various sustainability issues.

By way of example, on January 5, 2023, the CSRD entered into force. Among other things, the CSRD expands the number of companies required to publicly report sustainability and ESG-related information on their management report, to understand their impact on sustainability matters as well as how sustainability matters affect their own development, performance and position, and defines the related information that companies are required to report in accordance with European Sustainability Reporting Standards (“ESRS”). The CSRD requires a “double materiality” analysis, meaning companies will have to detail both their impacts on the environment (e.g., the impact of corporate activity on sustainability matters from perspective of citizens, consumers, employees, etc.) and the climate-related risks they face (e.g., sustainability matters which from the investor perspective are material to the company's development, performance and position). Impacts, risks and opportunities are material if they satisfy one or both of these materiality tests. On February 26, 2025, the European Commission released Omnibus Packages I and II, which focuses on sustainability. Omnibus Package I includes proposed amendments to CSRD including changes to the scope and timing of adoption of the CSRD, EU Taxonomy and the Corporate Sustainability Due Diligence Directive. The objective is to achieve at least 25% reduction in administrative burdens for large undertakings, and at least 35% for SMEs over a five-year period. Under the proposed amendments, the scope of the CSRD would change to large undertakings with more than 1,000 employees. If the proposal to amend the scope of CSRD is enacted, we will not be subject to CSRD as we have less than 1,000 employees. Companies not subject to mandatory requirement could choose to report voluntarily using simplified standards to be published by the European Commission. Unless and until such proposals are enacted, there is still a risk that we will fall within the scope of application of such new reporting requirements under the CSRD. This will involve implementing processes to gather the relevant data, conduct materiality assessments and prepare a CSRD-compliant report, which will likely be a time-consuming and costly exercise and in the event that our disclosures prove incorrect, we may incur liabilities. In March 2024, the SEC issued final rules applicable to public companies to include extensive climate-related information in their SEC filings. Lawsuits were filed challenging the legality of the SEC rules and a U.S. federal court has issued a stay which means the SEC cannot presently enforce these rules. On February 11, 2025, Acting Chair Uyeda announced a shift in the agency’s stance on the SEC’s climate-related disclosure rules, adopted on March 6, 2024. Those rules were subject to a legal challenge being considered by the U.S. Court of Appeals for the Eighth Circuit. As a result of the challenge, the SEC had stayed the effectiveness of the rules pending resolution of the challenges. If ultimately the Courts uphold these rules, compliance will require us to spend material sums to be able to comply once they become applicable to us.

Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries may seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the E.U. Emissions Trading System (the "EU ETS"). As of January 1, 2024, maritime shipping was phased into the EU ETS, which applies to cargo and passenger ships of 5,000 gross tonnage or above. All carbon emissions on voyages and port calls within the EU/EEA and 50% of carbon emissions on voyages into or out of the EU/EEA, are subject to the EU ETS. The person or organization responsible for the compliance with the EU ETS is the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. This regulation became applicable to our entire fleet as from January 1, 2024. While the legal obligation of purchasing and surrendering the emission allowances is with the Company; when the vessel is under a time charter contract, the Company will typically be reimbursed for the purchase of emission allowances by the charterer. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified carbon emissions from 2024, 70% for 2025 and 100% for 2026. We face additional administration costs for compliance with the EU ETS. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

In December 2022, the European Parliament and EU country representatives agreed on a Carbon Border Adjustment Mechanism (“CBAM”) that would require certain importers to the EU to pay a tax on the carbon emitted during the production of carbon intensive goods that are entering the EU, and to encourage cleaner industrial production in non-EU countries. It is unclear what, if any, impacts CBAM may have on the costs of operations in our business and industry.

As the nature, scope and complexity of ESG reporting, calculation methodologies, voluntary reporting standards and disclosure requirements expand, including the SEC’s disclosure requirements regarding, among other matters, GHG emissions, we may have to undertake additional costs to control, assess and report on ESG metrics. In addition, in recent years “anti-ESG” sentiment has gained momentum across the United States, with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives or issued related legal opinions, and the U.S. President having recently issued an executive order opposing diversity equity and inclusion (DEI) initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm. Therefore, to the extent we take actions that are seen as positive to some investors, other investors may take issue with such actions or face regulatory pressure to refrain from investing in, or divest from, our business. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, which may adversely impact our operations.

In light of investors' increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society's expectations as to our proper role. We may also incur costs as a result of complying with ESG disclosure requirements. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

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

The physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels and scarcity of water resources may negatively impact our operations. Tropical storms, hurricanes, typhoons and other severe maritime weather events could result in the suspension of operations at the ports of call for our vessels and require significant deviations from our vessels’ routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events.

The impacts of climate change may include physical risks (such as rising sea levels, which could affect port operations or frequency and severity of extreme weather conditions, which could disrupt our operations and damage cargo and our facilities), compliance costs and transition risks (such as increased regulation and taxation to support carbon emissions reduction investments), shifts in customer demands (such as customers requiring more fuel efficient transportation modes or transparency to carbon emissions in their supply chains) and customer contractual requirements around environmental initiatives and other adverse effects. The closure of ports, rerouting of vessels, damage of mining sites and productive facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, results of operations and financial condition.

Climate change and greenhouse gas restrictions may impact us.

The increasing concern over climate change has resulted and may continue to result in more regulations relating to climate change, including regulating greenhouse gas emissions, restrictions on modes of transportation, alternative energy policies and sustainability initiatives. Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels that came into force on January 1, 2020. In addition, the IMO has adopted an initial strategy which identifies “levels of ambition” toward reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses. See “Item 4. Information on the Company—B. Business Overview—Regulation” for a discussion of these and other environmental regulations applicable to our operations.

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

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by dry bulk vessels. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business.

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

If our vessels call on ports or operate in countries subject to sanctions and embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargoes laws, such activities may result in a sanctions violation and we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such risks, it is possible, for example, that our vessels may call on ports located in Sanctioned Jurisdictions on charterer’s instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our securities could be adversely affected. As another example, charterers or other parties that we enter into contracts with may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S., the EU or other applicable jurisdictions as a result of the Russian invasion of Ukraine. If the Company determines that such sanctions require it to terminate contracts, there would be risk of loss and periods of off-hire and there is a connected risk of reputational harm.

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

The regulatory landscape is rapidly changing and is subject to changing interpretations, thus, our business may be affected by the changing regulatory landscape and the related sanctions regimes and may not be in compliance with applicable sanctions, laws, regulations and orders. Any such violation could result in fines, penalties or other sanctions that could negatively impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, which in turn could have an adverse effect on our results.

In addition, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Moreover, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third-parties that are unrelated to those countries or territories or entities controlled by their governments. We outsource various functions to carry out certain screening procedures on our charterers and other third parties, including confirmation that such counterparties are compliant with sanctions laws and not included in sanctions lists, including sanctions administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, and therefore our ability to implement our related sanctions policies is more difficult, which can increase such risks.

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

We are subject to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may be deemed to have taken actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. Our customers in relevant jurisdictions could seek to impose penalties or take other actions adverse to our interests. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our contracted senior management.

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

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.

We operate our dry bulk vessels in markets that have historically exhibited seasonal variations in demand, particularly in the Capesize segment given its share of the iron ore trade, and, as a result, in charter hire rates. As China is the most significant market for dry bulk shipping, the public holidays in relation to the Chinese New Year during the first quarter usually results in a decrease in market activity during this period. In addition, unpredictable and adverse weather conditions and patterns in the Southern Hemisphere, which often occur during the first quarter, in the past have had a negative impact on iron ore exports from Australia and from Brazil. Further, certain of the largest iron ore producers in Brazil usually schedule maintenance works on their plants in the first quarter, which also results in a decrease in iron ore export from Brazil. This seasonality affects our business, results of operations, financial condition, and could affect our ability to pay dividends.

High prices of fuel, or bunker, may adversely affect our profits.

While we generally do not bear the cost of fuel or bunker for vessels operating on time charters, fuel may be a factor in negotiating charter rates. Fuel is also a significant expense in shipping when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, particularly economic developments in emerging markets such as China and India, the US-China trade war, concerns related to a potential global recession and financial turmoil, geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”), and other oil and gas producers and production cuts, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Particularly, bunker price moves in close correlation with crude oil prices. Crude oil prices ranged from $68 to $93 per barrel in 2024. Fuel prices may increase in the future. The current conflicts in Ukraine and Israel and the response of the international community to such conflict is also having an impact on the price of oil and may result in significant increases in the cost of fuel for bunker for the shipping industry as a whole. Our vessels are equipped with the latest generation dual fuel LNG technology, with fuel-saving devices and improved propeller efficiency, which allow us to operate with low fuel consumption; however, we are still subject to the volatility of international fuel prices. Future regulations may have an impact on fuel prices.

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

The operation of an ocean-going vessel carries inherent risks. The vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransom, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas.

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
•changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow us or our competitors;
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

In addition, the stock markets in general experience substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. Such litigation, if instituted against us, could have a material adverse effect on our business, results of operations and financial condition.

Sales of substantial amounts of our common shares in the public market could cause the market price of our common shares to decline, and any additional capital raised by us may dilute your ownership in us.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our authorized share capital, we are authorized to issue up to 140,010,000 common shares, of which 46,550,000 common shares are outstanding as of March 21, 2025. Sales of common shares by our shareholders could have a material adverse effect on the trading price of our common shares.

In addition, certain of our existing shareholders have the right to demand that we file a registration statement covering the offer and sale of their securities under the Securities Act of 1933 (the “Securities Act”), and that such shares be eligible for sale in the United States under the provisions of Rule 144 under the Securities Act (“Rule 144”). Any sales of securities by these shareholders pursuant to a registration statement or otherwise could have a material adverse effect on the trading price of our common shares. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

Future issuances and sales of our common shares may have a negative impact on the market price of our common shares. In particular, sales of substantial amounts of our common shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common shares.

Complying with reporting requirements of the Norwegian Securities Trading Act and the Oslo Stock Exchange Rules, as well as SEC reporting requirements demand certain resources and costs.

As a result of our Initial Public Offering in the U.S. (“U.S. IPO”) in March 2023, we are subject to reporting and other requirements as a result of our listing on the Oslo Børs and on the New York Stock Exchange, or “NYSE.” We incur costs associated with being a U.S. listed company, including requirements under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), rules implemented by the SEC and NYSE, as well as reporting requirements applicable due to being listed in an European stock exchange. The need to comply with these rules and regulations increases our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

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

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years from our initial listing in the United States. See “Item 10. Additional Information —B. Memorandum of Association and Bye-Laws—Implications of Being an Emerging Growth Company.” We intend to take advantage of the reduced reporting requirements and exemptions until we are no longer an emerging growth company or we become a large accelerated filer. As a result, we are not currently required to file an auditor attestation report on our internal control over financial reporting. However, we are required to include a management report on internal controls in our annual report on Form 20-F. In connection with our efforts to develop, implement and maintain the necessary procedures and practices related to internal control over financial reporting, we cannot be certain that will be able to maintain adequate controls over our financial processes and reporting in the future, and we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In connection with our efforts to maintain effective internal controls, we will need to hire additional accounting personnel as well as to make additional investments in software and systems. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise financing, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

Our largest shareholder has significant influence over us and could limit your ability to influence the outcome of key transactions, including a change of control.

As of March 21, 2025, Drew Holdings, our largest shareholder, owns 29.0% of our shares. As a result, this shareholder may be able to influence matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers or other extraordinary transactions. It may also have interests that differ from other shareholders and may vote in a way with which other shareholders disagree and which may be adverse to their interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

For so long as Drew Holdings continues to own a significant percentage of our common shares, it will be able to significantly influence the composition of our Board of Directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such a period of time, it will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as Drew Holdings continues to own a significant percentage of our common shares, it may be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our company.

Certain of our major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Drew Holdings owns approximately 29.0% of our outstanding shares as of March 21, 2025. There may be real or apparent conflicts of interest with respect to matters affecting such shareholders and their affiliates whose interests in some circumstances may be adverse to our interests.

For instance, Drew Holdings is also a shareholder of other large publicly traded companies involved in various sectors of the shipping and oil services industries (the “Drew Related Companies”). In addition, certain of our directors also serve on the boards of one or more of the Drew Related Companies. There may be real or apparent conflicts of interest with respect to matters affecting Drew Holdings and other Drew Related Companies whose interests in some circumstances may be adverse to our interests.

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

Our principal shareholder is Drew Holdings and certain of our directors are associated with affiliates thereof, including Magni Partners (collectively with Drew Holdings, the “Related Parties”). We maintain commercial relationships with our Related Parties, including the Corporate Support Agreement that is currently in place and under which services continue to be provided to us. Certain of our Related Parties have also provided credit facilities to us, including our Drew Holdings RCF. Please see the section entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Drew Holdings Revolving Credit Facility” for more information, including information on the commercial arrangements between us and the Related Parties.

Our Board of Directors may not declare cash dividends in the future.

While our Board of Directors has adopted a dividend policy and we have started to return capital to shareholders through monthly cash dividends, there is no assurance that our Board of Directors will continue to declare dividends in the future. Any dividends will be subject to the discretion of our Board of Directors, requirements of Bermuda law and any other applicable laws, our results of operations, financial condition, cash requirements and availability, including requirements under capital expenditure programs, market prospects, contractual limitations under our Financing Arrangements, the ability of our subsidiaries to distribute funds to us and other factors deemed relevant by our Board of Directors. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements” and “Item 10. Additional Information—A. Share Capital.” The international dry bulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends. We have not adopted a separate written dividend policy to reflect our Board’s policy.

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

Our Bye-laws provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In the absence of these provisions, under the Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act, which already provides that such federal district courts have exclusive jurisdictions over such suits. Additionally, investors cannot waive the Company’s compliance with federal securities laws of the United States and the rules and regulations thereunder.

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

As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. companies under the Exchange Act, and rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our common shares.

As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act. For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and we are not generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Bermuda law.

In addition, as a foreign private issuer, we are permitted to follow home country practice in lieu of a number of the corporate governance rules of the NYSE.

If we lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly higher. We would be required to file periodic reports and registration statements with the SEC on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.

We are an “emerging growth company” and are therefore subject to reduced disclosure requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Investors may find our common shares less attractive because we will rely on these exemptions and the information that we provide our shareholders may be different from information provided by other public companies that are not emerging growth companies. As a result, there may be a less active trading market for our common shares and our share price may be more volatile.

ITEM 4. INFORMATION ON THE COMPANY

A. Our History and Development

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021, pursuant to the Companies Act 1981 of Bermuda, as an exempted company limited by shares. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tons (“dwt”) which are equipped with the latest generation dual fuel LNG technology. We and our subsidiaries have twelve vessels in operation. Our common shares have traded on the Euronext Growth Oslo and, since April 29, 2022, our shares have traded on the Euronext Expand, under the symbol “HSHP.” Since our IPO in April 2023, our common shares are listed for trading on the New York Stock Exchange under the symbol “HSHP.”

In March 2025, the Company issued 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share. This offer of shares was made on the Oslo Stock Exchange, and no shares were offered or sold to the public in the U.S. or in transactions on the New York Stock Exchange.

Our principal executive offices are located at S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda and our telephone number is +1 (441) 542-4577.

Our current agent in the United States is Puglisi & Associates upon whom process may be served in any action brought against us under the laws of the United States.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our internet address is https://himalaya-shipping.com/. The information contained on our website is not incorporated by reference and does not form part of this annual report.

Our Vessels

We operate twelve Newcastlemax dry bulk vessels.

The following table sets out the purchase price and the actual delivery date for each vessel:

Vessel Name	Hull No.	Delivery Date	Purchase Price(1)(2)
Mount Norefjell	0120833	March 2, 2023	$70.3 million
Mount Ita	0120834	March 9, 2023	$70.3 million
Mount Etna	0120835	April 13, 2023	$70.3 million
Mount Blanc	0120836	June 6, 2023	$70.3 million
Mount Matterhorn	0120837	July 13, 2023	$72.2 million
Mount Neblina	0120838	August 29, 2023	$72.2 million
Mount Bandeira	0120839	January 5, 2024	$72.2 million
Mount Hua	0120840	January 8, 2024	$72.2 million
Mount Elbrus	0120841	January 11, 2024	$72.7 million
Mount Denali	0120842	April 19,2024	$72.7 million
Mount Aconcagua	0120843	June 6, 2024	$72.7 million
Mount Emai	0120844	June 13, 2024	$72.7 million
___________
(1) Includes cost of scrubbers: $2.4 million per vessel.
(2) Does not reflect the variation orders and the deduction of the Address Commission from the purchase price. The average Address Commission for the vessels is $679,000; whereas variation orders was approximately $0.6 million per vessel as further described below.

Pursuant to the Shipbuilding Contracts, we agreed to acquire 12 vessels for an initial average purchase price of $69.3 million per vessel to be paid in four pre-delivery installments for each vessel, in the amount equal to approximately 5%, 5%, 10% and 10% of the initial purchase price of each vessel, respectively, with the remaining delivery installments, in the amount of approximately 70% of the initial purchase price payable upon the delivery of each vessel. The total average purchase price, including estimated variation orders, Address Commissions and the cost of scrubbers was $71.6 million. “Address Commission” refers to the commissions that may be deducted from each of the final delivery installments to be paid under the Shipbuilding Contracts.

Each delivery installment was increased as a consequence of variation orders under the Shipbuilding Contracts, which amounted to approximately $0.6 million per vessel. This additional cost primarily relates to an increase of the size of the Low Sulphur Fuel Oil (LSFO)/Marine Gas Oil (MGO) tanks on each vessel to 4,750 cbm, in order to increase flexibility in trading of the ships.

New Times paid an Address Commission to each of our subsidiaries for their efforts and cooperation in connection with the negotiation, agreement and execution of each Shipbuilding Contract, which were deducted from each of the final delivery installments, thus decreasing the purchase price for each vessel.

The first two installments on each vessel were financed with equity raised by the Company in 2021 and payments made by Magni on our behalf (see the section entitled “Item 10. Additional Information—A. Share Capital”). The remaining installments on the vessels were mainly financed by funds made available under the Avic Leasing, CCBFL Leasing and Jiangsu Leasing Agreements. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements” for an overview of the installments under the Shipbuilding Contracts.

Ship Management Agreements

We have outsourced technical management of our vessels to third-party ship managers, OSM and Wilhelmsen. The Ship Managers provide services including, crew, ship maintenance, repairs, alterations and the upkeep of the vessel, appointing surveyors and technical consultants, including arranging the transportation of shore personnel when servicing the vessel, technical support, arranging supervisory visits to the vessel, and maintaining a safety management system and related services to us.

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

The contracted senior management team responsible for the day-to-day operational and commercial management has extensive experience in the dry bulk shipping market. Management of our business services, including the services of our contracted Chief Executive Officer, are provided to us by 2020 Bulkers Management under the Management Agreement. The services provided include negotiating contracts related to the vessels, negotiating terms of employment of the vessels, making all necessary arrangements for the proper employment of the vessels and negotiating the terms of all contracts for the purchase or sale of the vessels, in each case subject to the express limitations and guidelines imposed by us. Our Manager, 2020 Bulkers Management, which has experience operating in the dry bulk shipping industry, is a subsidiary of 2020 Bulkers Ltd., a company incorporated in Bermuda and listed on the Oslo Stock Exchange which owns and operates dry bulk vessels. In August 2024, we acquired 40% of the outstanding shares of 2020 Bulkers Management for $0.3 million, allowing us to exercise significant influence over our Manager.

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

B. Business Overview

Our Fleet

We have twelve newbuilding dual fueled Newcastlemax 210,000 dwt dry bulk vessel in operation, which comprise our fleet.

In connection with the IMO sulfur cap regulations that came into force in January 2020, which limits emission of sulfur content to 0.5% m/m, all of our vessels have scrubbers installed. We believe that having scrubbers on all of our vessels distinguish us from Capesize vessel owners that do not have scrubbers on their vessels and therefore will not be able to consume less expensive bunker fuel with higher sulfur content. Approximately 51% of the Capesize fleet in the market has installed scrubbers.

We estimate that each incremental $50 per tonne increase in the Very Low Sulphur Fuel Oil (“VLSFO”) – High Sulfur Fuel Oil (“HSFO”) fuel spread would yield a potential scrubber-driven saving of around $1.0 thousand per day for a scrubber-fitted dual fuel Newcastlemax vessel, assuming 27.4 tonnes per day fuel consumption and 75% retention of the scrubber premium by the Company when sailing. Between 2020 and 2024, the VLSFO–HSFO spread has been approximately $155 per tonne, while the 2025, 2026 and 2027 forward curves imply approximately $80, $92, and $89 per tonne, respectively.

Although LNG might not always be economical to use for dual fuel vessels at certain market prices, we expect the dual fuel capability to be a benefit depending on the VLSFO-LNG Fuel Spread. We estimate that each incremental $50 per tonne increase in the VLSFO–LNG fuel spread would yield a potential LNG-driven saving of around $1.1 thousand per day when sailing for a scrubber-fitted dual fuel Newcastlemax vessel, assuming 22.7 tonnes per day LNG fuel consumption where the spread differential is driven by either increasing VLSFO prices and/or decreasing LNG prices. Between 2019 and 2024, the median VLSFO–LNG spread was approximately $250 per tonne in favor of VLSFO, and the 2025 and 2026 forward curves imply approximately $120 and $42 per tonne in favor of VLSFO, respectively.

Two of our vessels were bunkered with LNG and partially operated using LNG in 2024 (2023: three vessels).

Charter Agreements

We entered into charter agreements for all our vessels, pursuant to which all are currently employed on index-linked time charters. There is an option under the time charter agreements which enables us to convert the rates to fixed rates from time to time subject to mutual agreement by the charterers. While the number of vessels in our fleet that participate in the time charter market will vary from time to time depending on whether the option is exercised or not, we anticipate that a significant portion of our fleet will continue to operate on index-linked time charters and all of our vessels are currently on index-linked time charters pursuant to charter agreements. As of March 20, 2025, index-linked charters for two vessels have been converted to fixed rate charters from April 1, 2025 to December 31, 2025. Once the fixed charter periods end, the vessels will resume their index-linked time charters.

The table below sets forth information about our vessel charters as of March 20, 2025:

Vessel Name	Hull No.	Delivery Date to Charterer	Rate (in U.S. dollars)	Charter period
Mount Norefjell	0120833	March 3, 2025	BCI 5TC plus premium, scrubber benefit(1)(2)(6)	14 to 38 months(3)
Mount Ita	0120834	March 10, 2023	BCI 5TC plus premium, scrubber benefit(1)(2)	32 to 38 months(4)
Mount Etna	0120835	April 16, 2023	BCI 5TC plus premium, scrubber benefit(1)(2)	Until December 31, 2026(5)
Mount Blanc	0120836	June 6, 2023	BCI 5TC plus premium, scrubber benefit(1)(2)	Until December 31, 2026(5)
Mount Matterhorn	0120837	July 15, 2023	BCI 5TC plus premium, scrubber benefit(1)(2)	32 to 38 months(4)
Mount Neblina	0120838	September 1, 2023	BCI 5TC plus premium, scrubber benefit(1)(2)	Until December 31, 2026(5)
Mount Bandeira	0120839	January 8, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)	Until December 31, 2026(5)
Mount Hua	0120840	January 10, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)(6)	Until December 31, 2026(5)
Mount Elbrus	0120841	January 13, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)	22 to 26 months(4)
Mount Denali	0120842	April 21, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)	Until December 31, 2026(5)
Mount Aconcagua	0120843	June 8, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)	22 to 26 months(4)
Mount Emai	0120844	June 15, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)	23 to 27 months(4)
________________
(1)     Revenues are based on the Baltic 5TC Capesize Index published by the Baltic Exchange plus a premium which will vary depending on the terms of each charter. This index-linked rate is based on actual charter hire rates under charters entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. In addition, we earn a scrubber benefit based on the spread between HSFO and VLSFO or the spread between LNG and VLSFO as applicable depending upon the type of fuel the vessel is using.

(2)    Include a conversion provision which allows us to convert this index-linked time charters to fixed-rate charters, subject to certain conditions including mutual agreement of the parties to the charter agreement.

(3)    Charter period is in charterer’s option with a minimum notice period of 30 calendar days.

(4)    Extension options for 11 to 13 months which may be exercised by the charterer prior to the redelivery date of the vessels.

(5)    In October 2023, charter terms for these vessels were extended to December 31, 2026, with an evergreen structure thereafter with a minimum six-month notice period for either party to terminate.

(6)    As of March 20, 2025, index-linked charters for these vessels have been converted to fixed rate charters from April 1, 2025 to December 31, 2025.

Under our time charters, the charterers pay us an average hire rate of 15 days in advance of each period and bear all voyage expenses, including the cost of bunker (fuel oil) and canal and port charges. We remain responsible for paying the chartered vessels’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessels.

Our charter agreements contain customary events of termination in charter agreements, such as the Company being subject to sanctions, which prohibit or render unlawful any performance under these agreements, an event of insolvency, among others.

Financing Arrangements

A significant part of the purchase price of our vessels was financed under the Sale and Leaseback Agreements, and upon delivery to us, these vessels were sold to SPVs owned by our Leasing Providers and then leased back to us under bareboat charters. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements” for details of these Financing Arrangements.

Our Competitive Strengths

High quality fleet of vessels delivered in 2023 and 2024

Our fleet consists of 12 dual fuel Newcastlemax dry bulk vessels, all of which are in operation. We have a young fleet with an average age of one year as of December 31, 2024, compared to the average age of the Capesize fleet, which is 11 years. Our new and modern vessels offer technically advanced, operationally flexible, safe and reliable contracting, including optimized hull lines, fuel-saving devices to improve propeller efficiency, advanced and robust machinery, and other features that offer relatively low fuel consumption and CO2 emission per tonne-mile. We believe that owning a young, high-quality, well-maintained fleet affords us significant benefits, including reduced operating costs, improved quality of service and a competitive advantage in securing favorable charters with high-quality counterparties.

Our vessels also benefit from dual fueled LNG technology and are installed with fuel-saving capability and scrubbers, which we believe assists us in chartering our vessels, enhances our operating performance by reducing voyage costs, allows us to adhere to increasingly stringent environmental standards and makes our vessels more environmentally friendly than vessels without these features. As the price of LNG is volatile, it might not always be economical to use. However, we believe the dual fuel capability can be a benefit. Since charterers pay for bunker fuel, they benefit from efficiency savings on our vessels, which makes our vessels more attractive to charterers than less efficient vessels.

In addition, all of the vessels in our fleet belong to the same size segment (Newcastlemax), with identical specifications and capabilities, which helps us market our fleet together with the support and collaboration of our Manager and Ship Managers.

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

Demonstrated access to capital and financing

Our twelve vessels were substantially funded by our equity financings and the debt financing (including the Sale and Leaseback Agreements) we entered into to finance our pre-delivery and delivery installments under each Shipbuilding Contract up to the delivery date of our newbuilding vessels, from which time we have started to generate cash flows from operations. In addition, we secured financing for the cost of scrubbers relating to the first four vessels under the 1-4 Shipbuilding Contract.

In 2023, we completed our IPO in the United States, raising total net proceeds of approximately $45 million. In December 2023, we raised net proceeds of $16.9 million in a private placement. Proceeds from the equity offerings were used to fund acquisitions of vessels on order, repayment of indebtedness, funding our working capital needs and general corporate purposes.

In March 2025, we raised gross proceeds of approximately $15 million in a private placement, which will be used for general corporate purposes

Management team with extensive experience in the dry bulk shipping industry

Our contracted management team has extensive experience and a strong operational track record of over 33 years in the dry bulk shipping industry. The members of our management team (contracted to us from 2020 Bulkers Management) have held leadership positions at prominent dry bulk companies, including Golden Ocean Group Limited, 2020 Bulkers Ltd., Torvald Klaveness Group, Star Bulk Norway AS, among others, and have long-term relationships with companies in the industry which have assisted, and continue to assist, in our development. We have been able to capitalize such extensive experience together with the 2020 Bulkers Management team’s track record in the dry bulk shipping industry and more specifically in the Newcastlemax’ segment, having chartered a total of 18 Newcastlemax vessels to different customers, including all 12 of our vessels.

Commitment to safety and the environment

We are focused on developing a strong Quality, Health, Safety and Environment (“QHSE”) culture and operations. We believe that the combination of quality vessels and experienced and skilled management coordinating our business will continue to contribute to the safety and effectiveness of our operations. Our commitment to strong QHSE culture and performance is reflected in our fleet of modern, dual fuel vessels with scrubbers. We believe that our vessels, particularly when running on LNG (when economical, which depends upon LNG market prices), have lower emissions of sulfur, CO2 and NOx compared to a standard Capesize, and that by having installed scrubbers we further mitigate our vessels’ environmental impact. We believe that these features of our vessels and our commitment to QHSE enhance our growth prospects as we continue to work toward becoming one of the preferred providers in the industry.

Our Strategy

Maximize shareholder returns

Our strategy is to maximize shareholder returns from our fleet of 12 Newcastlemax vessels which are on charters with established counterparties. We plan to return capital to the shareholders in the form of monthly dividends, subject to available cash and capital requirements and availability and other considerations. We may consider growth and acquisition opportunities that we believe to be in the best interest of our shareholders, however our primary focus is to maximize shareholder returns on our vessels.

Leverage dual fuel LNG technology, fuel-saving technology and lower environmental impact of our fleet

All of our vessels are Newcastlemax vessels with dual fuel capability, scrubbers, fuel-saving devices and improved propeller efficiency, which offer relatively low fuel consumption and CO2 emission per tonne mile. We believe these capabilities present a very attractive offering for our charterers, as compared to less efficient and environmentally friendly vessels in the industry. We believe this will help us to capture additional business opportunities, as these features will enhance our operating performance by reducing voyage costs, while allowing our LNG charterers, who pay for bunker fuel, to benefit from efficiency savings on our vessels.

As the price of LNG is volatile, it might not always be economical to use. We believe that LNG is a good alternative fuel in the shipping industry at this time. We see this fuel as the most suitable environmentally friendly alternative for the dry bulk vessel industry during the worldwide transition to carbon neutral fuels.

We have what we believe to be one of the most fuel-efficient fleets in the market, whether using LNG or traditional bunkers. We intend to leverage our efficient, modern fleet to become a preferred provider to the industry, while having at the same time a lower environmental impact than older vessels without dual fuel LNG capability and/or scrubbers.

Pursue our simple business model with a focus on the Newcastlemax segment

Our vessels, all belong to the same segment (Newcastlemax), with the same characteristics and capabilities. We believe this is a fairly simple business model and easy to operate given the synergies and efficiencies we can take advantage of by managing and marketing a fleet of the vessels with identical specifications, with the support and collaboration of our Manager and Ship Managers.

Additional Features of our vessels

Environmental Savings

A Newcastlemax dry bulk vessel is also expected to be more environmentally friendly than a 180k dwt 2014/15-built Capesize vessel, with 43% lower CO2 mT per day (78 mT for a Himalaya Newcastlemax LNG propelled vessel versus a 138 mT for a Capesize vessel).

LNG Prices and Seasonality

LNG might not always be economical to use for dual fuel vessels at certain market prices. In 2024, two vessels bunkered with LNG for a portion of the year. Currently, LNG is not economical to use at current LNG market prices; however, this could change in the future considering the volatility of the LNG market prices. LNG prices vary, depending on what part of the world the fuel is being purchased in and moves in close correlation with certain natural gas prices and benchmarks.

Current EU carbon taxation and expected future carbon taxes are likely to make LNG a more appealing alternative compared to conventional fuel.

Dividend Policy

In 2024, the Company declared cash distributions totaling $0.48 per share. It is the Company’s intention to pay a regular dividend in support of our main objective which is to provide significant returns to our shareholders. Any cash distributions will be subject to the discretion of our Board of Directors, requirements from Bermuda law and other applicable laws, our results of operation, financial condition, cash requirements and availability, including requirements under capital expenditure programs, market prospects, contractual restrictions under our Financing Arrangements, the ability of our subsidiaries to distribute funds to us and other factors deemed relevant by our Board of Directors. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements” and “Item 10. Additional Information—A. Share Capital.” We cannot assure that we will be able to pay regular dividends as intended or at all. We have not adopted a separate written dividend policy to reflect our Board’s policy.

Employment of Our Fleet

As of March 20, 2025, all of our vessels are in operation. We have index-linked time charter agreements for all 12 vessels with certain rights to convert the time charter to fixed rates from time to time. As of March 20, 2025, index-linked charters for two vessels have been converted to fixed rate charters from April 1, 2025 to December 31, 2025. Charter periods under the time charter agreements are between 14 to 38 months, plus certain extension options. We intend to employ our vessels primarily in the index-linked time charter, fixed rate time charter or voyage charter markets. No vessels are currently employed on voyage charters.

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

Under our time charters, the charterer typically pays us 15 days in advance of each period based on a 15-day average hire rate. The charterer bears all voyage expenses, including the cost of bunker and canal and port charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel.

A prospective charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating our vessels’ employment.

We monitor developments in the dry bulk shipping industry on a regular basis and, subject to market demand, will seek to adjust the charter hire periods for our vessels according to prevailing market conditions. We regularly evaluate the duration of our charters and extend or reduce the charter hire periods of the vessels in our fleet according to the developments in the dry bulk shipping industry.

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

Our relevant competitors are owners of very large ore carriers, Newcastlemax and Capesize vessels, owning a total of around 2,034 vessels as of March 20, 2025. The current Capesize orderbook stands at approximately 7.2% for vessels larger than 100,000 dwt. We expect that new emission regulations that became effective in 2023, and the potential advantage of offering dual fuel LNG propelled Newcastlemaxes, which may give a significant benefit to the calculated CO2 emission per tonne-mile, may give us further competitive advantage over other vessels in the Capesize fleet which do not have dual fuel capability. In addition, our vessels include fuel-saving devices with improved propeller efficiency that save fuel, and other ship systems that offer relatively low fuel consumption, which are increasingly preferred by customers.

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

Dry Bulk Shipping Industry

The principal cargo markets for large dry bulk vessels including Capesize vessels are iron ore, bauxite and to a lesser extent coal. These cargoes are mostly transported between major exporting countries or regions (such as Australia, Brazil and West Africa) to importing countries or regions of raw materials (such as China, the rest of Asia and Europe).

Following strong Capesize demand (measured in ton miles) for coal, iron ore and bauxite in the first three quarters of 2024, we saw a correction in the fourth quarter with a decrease in the Capesize demand in the quarter, especially for Capesize coal demand. Overall, total Capesize demand in 2024 increased by 3.1% year-on-year.

The Baltic 5TC Capesize index as of March 20, 2025 stands at $22,139 having averaged $11,951 year to date, a decrease from $24,136 during the same period in 2024.

Iron ore imports to China continued with solid volumes throughout 2024, increasing by 8 MT in the fourth quarter year-on-year, and there was a 4 MT increase in iron ore shipments to the rest of the world. The overall Capesize shipments to China increased by 10 MT or 1.1% year-on-year in the fourth quarter of 2024 compared to the same period in 2023.

Ton mile intensive trades of raw materials sourced in the Atlantic basin with demand in the Far East is expected to continue. Iron ore from Brazil and Guinea, typically have three times longer sailing distance relative to the Pacific basin supply. To put this in context, the potential 170 MT per year incremental iron ore supply from Guinea and Brazil could result in a demand for approximately 250 incremental Capesize equivalent ships.

Growth in vessel supply for large bulk carriers is anticipated to be moderate in the coming years with expected Capesize deliveries of 7.8 million dwt in 2025 (approximately 2.2% of the existing fleet), 10.4 million dwt (approximately 2.6% of the existing fleet) in 2026 and 13 million dwt (approximately 3.3% of the existing fleet) after 2026.

Beyond the existing orders of Newcastlemax vessels, available newbuilding berths with delivery before the second half of 2028 are expected to be limited. Current newbuilding costs for a dual-fuel Newcastlemax in China are believed to be approximately $95 million.

We continue to see potential upside to the future development in the Capesize market from current levels in the event of continued strong exports of iron ore and bauxite from Brazil and West Africa. The Simandou project in Guinea is reported to be advancing, with the first shipment being expected in 2025 with an expected 24-month ramp-up to 60 million tons per annum for phase 1, and an additional 60 million tons per annum for phase 2. In addition, Vale has reported that it is targeting a 50 million tons per annum increase in capacity by 2026 from Vargem Grande, Capanema and the S11D mine in Brazil. A potential cease fire and resumption of cargo volumes from Ukraine and Russia would be expected to have a positive impact on ton-mile demand, driven by increase in coal imports to Ukraine and iron ore exports from Ukraine.

Key downside risks to the Capesize market include a potential continued economic slowdown in China, as well as heightened geopolitical tensions. A Suez Canal reopening could potentially lead to shorter duration on certain trades, although the Capesize trade is less affected than other segments due to trading routes. In terms of volumes transported, the market has increased throughout 2024, and to date we have not seen a slowdown in the Chinese demand. A weak Panamax market has proven challenging for the coal transport on Capesize and Newcastlemax vessels in the fourth quarter of 2024, and we are monitoring key Panamax markets to identify when the splitting of Capesize coal cargoes into smaller sizes for transportation by Panamax vessels will yet again emerge on Capesize and Newcastlemax vessels on a larger scale.

See “Item 3. Key Information—D. Risk Factors” for additional information.

Capesize Fleet Development

The global Capesize fleet stands at 400 million dwt as of January 2025, up from 394 million dwt in January 2024. The current orderbook for Capesize dry bulk vessels currently stands at 7.2% of the existing fleet, up from 6.5% in January 2024, with 14.2 million dwt ordered in 2024, compared to 11.4 million dwt ordered in 2023. In addition, 0.84 million dwt was scrapped in 2024, compared to 1 million dwt in 2023.

Only about 146 large bulk carriers are due for delivery prior to 2028 and we expect a significant number of vessels to be due for dry docking in the next couple of years. About 23% of the total Capesize fleet, ranging from 159k dwt to 211k dwt, are due for dry dock or special surveys in 2025 compared to 13.6% in 2024. Based on the orderbook, the fleet is scheduled to have a growth of approximately 2.2% in 2025, adjusting for the upcoming dry dock schedule. Approximately 100 Capesize vessels are 20 years old or older as of January 2025, and the average fleet age is increasing.

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

We maintain hull and machinery marine risks insurance, hull and machinery, war risks insurance and protection and indemnity insurance for our fleet. However, we may not be able to achieve or maintain adequate level of coverage throughout a vessel’s useful life. In addition, not all risks can be insured and our coverage may not be sufficient or available to cover losses we may experience, and there can be no guarantee that any specific claim will be paid, or that we will in the future be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance on vessels, which cover loss of or damage to a ship due to marine perils such fire or lightning, and loss of or damage to a ship due to war perils such as acts of war, terrorism or piracy. We also maintain hull disbursements and increased value insurance policies covering each of our ships, which provide, or will provide, additional coverage in the event of the total or constructive loss of a ship. Our marine risks insurance policies contain deductible amounts for which we will be responsible. However, there are no deductible amounts under the war risk policies or our total loss policies. Our vessels are covered up to at least fair market value.

Protection and Indemnity Insurance

All of our vessels carry protection and indemnity insurance (“P&I insurance”), which insures liabilities to third-parties in connection with our current and future shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third-parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations (“P&I Clubs”). Our current P&I insurance is provided by P&I Clubs that are members of the International Group of Protection and Indemnity Clubs. Our P&I insurances are currently subject to customary limits in the range of $3 billion per ship per event in respect of liability to passengers and seamen and $1 billion per ship per event in respect of liability for oil pollution.

The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million. As member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group. Each vessel comprising our fleet is subject to supplemental calls, which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to.

Loss of Hire Insurance

We carry a loss of hire insurance for our fleet of $25,000 per day, with a deductible of 14 days.

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

Bermuda Exchange Control

We have been designated by the Bermuda Monetary Authority (the “BMA”) as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to holders of our common shares. The BMA has given its consent for the issue and free transferability of all of the common shares to and between non-residents of Bermuda for exchange control purposes, provided our common shares remain listed on an appointed stock exchange, which includes NYSE. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the BMA shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes still require the specific consent of the BMA.

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews to be hired and compliance with United States and international regulations. Because applicable environmental and other laws and regulations frequently change and may impose increasingly strict requirements, such laws and regulations and the ultimate cost of complying with these requirements, and the impact of these requirements on the resale value or useful lives of our vessels could adversely impact us. In addition, a future serious marine incident relating to one of our vessels that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability. Finally, we are subject, to laws, directives, decisions and orders in various countries around the world that prohibit or restrict trade with certain countries, individuals and entities.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI were adopted and took effect March 1, 2020 to prohibit the carriage of bunker above 0.5% sulfur on ships with the exception of vessels fitted with “Exhaust Gas Cleaning System” (EGCS), or scrubbers, which can operate using fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built are required to be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

MEPC 75 also introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held in June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification having entered into effect from January 1, 2023. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements by January 1, 2026, at the latest.

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

Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon a safety management system that we have developed for compliance with the ISM Code together with the technical management team from our Ship Managers. A failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, it became mandatory for ship-owners and managers to incorporate cyber-risk management systems by 2021. Such regulations require companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, in 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, (the “BWM Convention”). The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tonnes generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024, and all of our vessels are fitted with the D-2 standard water treatment system. Costs of compliance with these regulations may be substantial for dry bulk carriers. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments came into force on June 1, 2022.

Many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. U.S. for example, require vessels entering U.S. waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

Under the Bunker Convention, ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis. Our vessels maintain such certificates.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which have been in effect since January 1, 2023. For ships already bearing such an anti-fouling system, compliance is required at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e., with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021, and entered into force on January 1, 2023.

We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Non-compliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Our vessels are ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels, could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws are in some cases more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws.

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

We have obtained pollution liability coverage insurance for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business, financial condition and results of operation. In addition, we carry hull and machinery and P&I insurance to cover the risks of collision, grounding and machinery breakdown. Although our vessels only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. In addition, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business, financial condition or the results of our operations. For additional information about our insurance policies, see “Item 4. Information on the Company—B. Business Overview.”

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs where required. We have U.S. Coast Guard approved ballast water treatment installed on all our vessels.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On December 18, 2022, the European Parliament formally agreed to include the maritime sector beginning in 2024. Effective January 2024, the EU ETS was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the system. These allowances are normally purchased by the entity responsible for the purchase of bunkers, i.e., the charterers in the case of time charter agreements. In the case of voyage charter agreements, the cost of the allowances is normally included in the charter rate. Our actions in connection with the EU ETS regulation target CO2 emissions reductions by implementing and continuing to adopt measures to decarbonize our fleet and improve the Carbon Intensity Indicator (“CII”) and the minimization of financial impact by the inclusion of a clause in our charter party agreements which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU.

The EU aims to substantially increase the use of renewable and low-carbon fuels to reduce the carbon footprint of the maritime sector. On March 23, 2023, the European Parliament and the Council agreed on FuelEU Maritime, a new EU regulation that includes a provision, among others, to gradually decrease over time the greenhouse gas intensity of fuels used by the shipping sector, by 2% in 2025 to as much as 80% by 2050. Further, as of January 1, 2025, the EU MRV Regulation 2015/757 was extended to cover offshore vessels and general cargo ships of over 400 gross tonnage. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar greenhouse gas emissions monitoring and reduction schemes in the future.

International Labor Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. All our vessels in operation have been certified to meet MLC 2006.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must obtain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including (i) information on a ship’s identity, position, course, speed and navigational status; (ii) on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; (iii) the development of vessel security plans; (iv) ship identification number to be permanently marked on a vessel’s hull; (v) a continuous synopsis record kept on-board showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and (vi) compliance with flag state security certification requirements.

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

Inspection by Flag Administration and Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS Convention. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by the American Bureau of Shipping.

A vessel must undergo annual surveys, intermediate surveys, dry dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry docked every 30 to 36 months for inspection of the underwater parts of the vessel. In all cases, the interval between any two such examinations is not to exceed 36 months. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable and could prevent us from obtaining secured financing on that vessel. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our business, financial condition and results of operations.

C.     Organizational Structure

Himalaya Shipping Ltd. is incorporated under the laws of Bermuda. We operate our vessels through separate wholly owned subsidiaries incorporated in Liberia. A list of our significant subsidiaries is shown in Exhibit 8.1 of this annual report and in the following diagram. All of our subsidiaries are, directly or indirectly, wholly-owned by us.

Himalaya Shipping Ltd.

	MOUNT NOREFJELL INC.	MOUNT BANDEIRA INC.
Jurisdiction	Hull no. 0120833	Hull no. 0120839

Bermuda	MOUNT ITA INC.	MOUNT HUA INC.
	Hull no. 0120834	Hull no. 0120840
Liberian corporations
	MOUNT ETNA INC.	MOUNT ELBRUS INC.
England and Wales	Hull no. 0120835	Hull no. 0120841

Norway	MOUNT BLANC INC.	MOUNT DENALI INC.
	Hull no. 0120836	Hull no. 0120842

	MOUNT MATTERHORN INC.	MOUNT ACONCAGUA INC.
	Hull no. 0120837	Hull no. 0120843

	MOUNT NEBLINA INC.	MOUNT EMAI INC.
	Hull no. 0120838	Hull no. 0120844

Himalaya Shipping Management (UK) Ltd.

40%
2020 Bulkers Management AS

All holdings are 100% unless otherwise indicated.

D.    Property, plant and equipment

Other than our vessels, we do not own or lease any material property.

We own a fleet of twelve newbuilding dual fueled Newcastlemax dry bulk vessels. See “Item 4.B. Business Overview” for a summary of our fleet and charter agreements.

Our vessels are pledged to secure loan facilities. See “Item 5.B. Liquidity and Capital Resources — Financing Arrangements” for more information.

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

Significant Developments during 2024

Delivery of new vessels

During 2024, we took delivery of the remaining six newbuilding vessels from New Times Shipyard as follows:

Vessel	Delivery date
Mount Bandeira	January 5, 2024
Mount Hua	January 8, 2024
Mount Elbrus	January 11, 2024
Mount Denali	April 19, 2024
Mount Aconcagua	June 6, 2024
Mount Emai	June 13, 2024

The time charters with the charterers for each respective vessel commenced shortly after delivery. All of our newbuilds have been delivered and our fleet consists of 12 vessels.

Financing
In conjunction with the delivery of the above vessels, we executed sale and leaseback financing facilities with CCBFL and Jiangsu, totaling $196.9 million and $98.6 million, respectively.

On October 31, 2024, the Company entered into an addendum in relation to the revolving credit facility with Drew Holdings, to: (i) include a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period, (ii) extend the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026, and (iii) change the margin on SOFR to 6.5% per annum.

Acquisition of equity method investment

In August 2024, we acquired 12,000 shares in 2020 Bulkers Management AS (“2020 Bulkers Management”) for $0.3 million. The acquired shares represent 40% of the outstanding shares of 2020 Bulkers Management. As the Company has the ability to exercise significant influence over 2020 Bulkers Management, we have accounted for our investment in 2020 Bulkers Management as an equity method investment.

Equity transactions

In January 2024, our shareholders, at a Special General Meeting, approved the transfer of $97.9 million to the Company’s Contributed Surplus Account from the Company's Share Premium account (Additional paid-in capital in the Company’s Consolidated Statement of Changes in Shareholder’s Equity).

In February 2024 and September 2024, the Board approved a grant of 115,000 share options and 65,000 share options, respectively, to key employees, including contracted management, and one director.

We declared cash distributions totaling $0.48 per common share in 2024. The cash distributions were made from the Company's Contributed Surplus account.

See Note 19 - “Shareholders’ Equity,” and Note 20 - “Subsequent events” of our audited Consolidated Financial Statements included herein, for further information.

Significant Developments since January 1, 2025

Financing

In 2025, we drew down $6.0 million under our Drew Holdings RCF. As of March 20, 2025, we have $4.0 million available to draw down from this facility.

Equity transactions

We declared cash distributions totaling $0.015 per common share in January, February and March 2025.

In March 2025, we issued 2,650,000 common shares in a private placement at a price of $5.73 per share.

Factors Affecting Our Results of Operations

Our results of operations are affected by a range of factors many of which are beyond the Company’s control. Our future results may not be comparable to our historical results of operations for the periods presented. In addition, when evaluating our historical results of operations and assessing our prospects in the periods under review, you should consider the factors discussed below.

The principal factors which affect our results of operations include:

•the earnings from our vessels;
•vessel operating expenses;
•voyage commissions;
•administrative expenses;
•depreciation; and
•interest expense under our Sale and Leaseback Agreements.

Factors affecting our revenues

Factors affecting our revenues include number of vessels in operation, operating days and Baltic Capesize rates.

We derive our earnings from time charters and voyage charters of our vessels. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

Revenues are driven primarily by the amount of daily charter hire that vessels earn under time charters and by the number of operating days during which they generate revenues.

All of the vessels in our fleet are currently employed on index-linked rate time charter contracts and future rates on the Capesize Index published by the Baltic Exchange will significantly impact the level of our revenues in the future.

Factors affecting our costs

Operating and general and administrative expenses

Since 2023, as the vessels started operations following their deliveries, we incurred operating costs as follows:

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

The majority of our general and administrative costs related to legal and advisory fees, management fees, expenses relating to our listing on NYSE and Euronext Expand.

Administrative expenses are comprised of general corporate overhead expenses, including personnel costs, audit fees, legal and professional fees, stock compensation costs and other general administrative expenses. Personnel costs may include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. In addition, upon completion of our U.S. IPO in 2023, we started incurring direct, incremental general and administrative expenses as a result of our being a publicly traded company in the United States.

We may incur impairment losses in the future. An impairment loss on a vessel that has been delivered is recognized when the vessel’s carrying value exceeds the estimated future net undiscounted cash flows expected to be earned over the remaining estimated useful life of the vessel. During the year ended December 31, 2024, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of December 31, 2024 and concluded that no such indicators existed.

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

Financing Arrangements

We entered into Sale and Leaseback Agreements with our Leasing Providers that financed a significant part of the purchase price of our 12 vessels. Upon delivery, each vessel was sold to an SPV owned by the Leasing Providers, and each SPV has agreed to charter back the vessels back, under bareboat charters, which we have the absolute obligation to pay the hire rates irrespective of any contingency (the Hell or High Water Terms). For more details of our Financing Arrangements and the terms and conditions thereunder, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements—Sale and Leaseback Agreements.”

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

A. Operating Results

Results of Operations for the Years Ended December 31, 2024 and December 31, 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023.

	Year ended	Year ended
(in thousands of $)	December 31, 2024	December 31, 2023	Change	% Change

Total operating revenues	123,580	36,736	86,844	236%
Vessel operating expenses	(23,845)	(8,597)	(15,248)	177%
Voyage expenses and commissions	(1,607)	(549)	(1,058)	193%
General and administrative expenses	(5,031)	(3,846)	(1,185)	31%
Depreciation and amortization	(26,474)	(9,118)	(17,356)	190%
Total operating expenses	(56,957)	(22,110)	(34,847)	158%
Operating profit	66,623	14,626	51,997	356%
(Loss) from equity method investment	(11)	—	(11)	100%
Total financial expenses, net	(45,557)	(13,112)	(32,445)	247%
Income tax (expense)/credit	(11)	—	(11)	100%
Net income attributable to shareholders of Himalaya Shipping Ltd	21,044	1,514	19,530	1290%

Total operating revenues

Time charter revenues increased by $86.8 million in the year ended December 31, 2024. The increase is a result of twelve vessels being in operation by the end of the year ended December 31, 2024, compared to six vessels in operation during the year ended December 31, 2023. During the year ended December 31, 2024, the vessels earned an average daily time charter equivalent (“TCE”) earnings, gross of $32,495/day, operating for a total of 3,941 days across the fleet compared to $27,831/day, operating for a total of 1,369 days during the year ended December 31, 2023.

Average daily TCE earnings gross increased to $32,495/day in the year ended December 31, 2024 from $27,831/day in the year ended December 31, 2023. The increase is primarily due to the increase in the average Baltic 5TC Capesize Index rates. Average Baltic 5TC Capesize Index rates increased from $16,389/day in the year ended December 31, 2023 to $22,593/day in the year ended December 31, 2024. See "Non-U.S. GAAP Financial Information."

Set forth below is a reconciliation of average TCE earnings, gross to total operating revenues for the years presented.

	Year ended	Year ended
(in thousands of $ except TCE earnings and number of days)	December 31, 2024	December 31, 2023	Change
Total operating revenues	123,580	36,736	86,844
Add: Address commissions	4,483	1,360	3,123
Total operating revenues, gross	128,063	38,096	89,967
Fleet operational days	3,941	1,369	2,572
Average daily TCE earnings, gross	32,495	27,831	4,664

Vessel operating expenses

Vessel operating expenses increased by $15.2 million in the year ended December 31, 2024. The increase is a result of twelve vessels being in operation by the end of the year ended December 31, 2024, compared to six vessels in operation during the year ended December 31, 2023. Vessel operating expenses include, among others, crew costs, insurance, spares, lube oils and management fees. The average per day vessel operating expense across the fleet decreased from $6,300/day for the year ended December 31, 2023 to $6,100/day for the year ended December 31, 2024, primarily driven by improved cost control on new vessels in 2024.

Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days the fleet operated in the year.

Voyage expenses and commission

Voyage expenses and commission increased by $1.1 million in the year ended December 31, 2024. The increase is a result of twelve vessels being in operation by the end of the year ended December 31, 2024, compared to six vessels in operation during the year ended December 31, 2023. Voyage expenses and commission is mainly comprised of brokers’ commissions.

General and administrative expenses

General and administrative expenses increased by $1.2 million in the year ended December 31, 2024. The increase is a result of the increase in the number of operating vessels resulting in the increase in management fees from 2020 Bulkers Management AS of $0.6 million. In addition, administrative costs associated with being a U.S. listed company also increased following the Company’s U.S. IPO in April 2023, which contributed to increases in Directors and Officers Liability insurance of $0.3 million, and director and employee costs of $0.2 million.

Depreciation and amortization

Depreciation and amortization increased by $17.4 million. The increase is a result of the increase in the number of depreciable assets (i.e. vessels). As of December 31, 2024, the Company had twelve vessels in operation, compared to six vessels in operation as of December 31, 2023.

Total financial expenses, net

Set forth below is a breakdown of our total financial expenses, net for the years presented.

	Year ended	Year ended
(in thousands of $)	December 31, 2024	December 31, 2023	Change	% Change

Interest income	1,071	830	241	29%
Interest expense, net of amounts capitalized	(46,636)	(13,601)	(33,035)	243%
Other financial income (expenses), net	8	(341)	349	(102)%
Total financial (expenses) income, net	(45,557)	(13,112)	(32,445)	247%

Interest income increased by $0.2 million in the year ended December 31, 2024. The increase is a result of an increase in the average cash balance during the year ended December 31, 2024 compared to during the year ended December 31, 2023, resulting in an increase in interest income.

Interest expense, net of amounts capitalized, increased by $33.0 million in the year ended December 31, 2024. The increase is mainly due to the increase in outstanding debt from $439.5 million as of December 31, 2023 to $713.9 million as of December 31, 2024 following the delivery of the Company’s remaining six vessels. The Company entered into sale and leaseback financing arrangements on the vessels, whereby upon delivery, the vessels were sold to special purpose vehicles (“SPVs”) owned by CCBFL and Jiangsu, and each SPV leased the vessel back to the Company under bareboat charters. As of December 31, 2024, twelve vessels were leased to the Company under bareboat charters, compared to six vessels as of December 31, 2023.

Other financial income (expenses), net changed from other financial expense, net of $0.3 million in the year ended December 31, 2023 to other financial income, net in the year ended December 31, 2024. The change is primarily a result of the write-off of the deferred finance charges associated with “Mount Bandeira” and “Mount Hua” in 2023, following the novation of their sale and leaseback financing arrangements from subsidiaries of CCBFL to subsidiaries of Jiangsu. The novation was deemed to be an extinguishment of the existing liability with CCBFL, thus, the deferred finance charges were written off in 2023.

Net Income for the year

Net income increased by $19.5 million in the year ended December 31, 2024. The increase is a result of the six additional vessels being delivered during the year ended December 31, 2024 in addition to an increase in the average of Baltic 5TC Capesize Index during the year ended December 31, 2024.

Adjusted EBITDA

Adjusted EBITDA increased by $69.4 million to $93.1 million for the year ended December 31, 2024 compared to $23.7 million for the year ended December 31, 2023. Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. See "Non-U.S. GAAP Financial Information." Set forth below is a reconciliation of Adjusted EBITDA to net income for the years presented.

	Year ended	Year ended
(in thousands of $)	December 31, 2024	December 31, 2023	Change
Net income	21,044	1,514	19,530
Depreciation and amortization	26,474	9,118	17,356
Loss from equity method investment	11	—	11
Total financial expenses, net	45,557	13,112	32,445
Income tax	11	—	11
Adjusted EBITDA	93,097	23,744	69,353

Results of Operations for the Year Ended December 31, 2023 and the Year Ended December 31, 2022

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects A. Operating Results — Results of Operations for the Years Ended December 31, 2023 and December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 27, 2024.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry and have substantially financed our purchase of newbuildings through a combination of equity capital and, sale and leaseback financing. Since the delivery of our vessels, we have financed our working capital requirements from cash generated from operations and our Drew Holdings RCF.

Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in dry bulk market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.

Our cash and cash equivalents are held in U.S. dollars, Norwegian Kroner and British Pounds.

Our short, medium and long-term liquidity requirements relate to funding working capital requirements and lease payments under our Sale and Leaseback Agreements. Sources of short-term liquidity include cash, payments from customers under charters, and amounts available under our $10 million Drew Holdings RCF, under which drawings are only allowed until December 31, 2025. In addition, our Sale and Leaseback Agreements contain debt incurrence covenants which could limit our ability to raise debt financing to meet liquidity or other capital requirements.

As of December 31, 2024, we were in compliance with all of our covenants in each of our Financing Arrangements.

As of December 31, 2024, we had cash and cash equivalents of $19.4 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the years indicated:

(in thousands of U.S. dollars)	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Net cash provided by (used in) operating activities	55,840	6,474	(1,446)
Net cash used in investing activities	(313,359)	(413,055)	(78,198)
Net cash provided by financing activities	251,335	431,871	68,623
Net increase/(decrease) in cash, cash equivalents and restricted cash	(6,184)	25,290	(11,021)
Cash and cash equivalents at the beginning of the year	25,553	263	11,284
Cash and cash equivalents at the end of the year	19,369	25,553	263
Supplementary disclosure of cash flow information
Non-cash additions in respect of newbuildings	—	—	(13,683)
Issuance of liabilities for newbuilding installments	—	—	13,683
Interest paid, net of capitalized interest	(40,287)	(12,992)	—

Net cash provided by (used in) operating activities

Net cash provided by operating activities was $55.8 million for the year ended December 31, 2024 compared to $6.5 million for the same period in 2023. The increase of $49.3 million is primarily a result of the increase in operating profit in the year ended December 31, 2024 due to an increase in the number of operating vessels and operating days, an increase in other accruals due to accrual of interest on the sale leaseback financing associated with the vessels that were delivered in 2024 of $4.1 million and an increase in other current liabilities of $2.2 million.

Net cash provided by operating activities was $6.5 million for the year ended December 31, 2023, primarily as a result of operating profits for 2023 of $14.6 million generated from the operations of six vessels following their deliveries throughout 2023. This was partially offset by:

•payment of support fees under our Corporate Support Agreement with Magni Partners (Bermuda) Ltd. of $2.7 million due upon delivery of the first four vessels, which equals the aggregate agreed address commissions payable to our relevant subsidiaries in connection with the first four vessels, which were agreed with New Times Shipyard; and

•an increase in other current assets due to prepayment of interest on the sale leaseback financing associated with four of the vessels that have been delivered of $2.4 million, prepayment of insurance associated with the six vessels delivered in 2023 of $0.4 million and prepayment of Directors and Officers’ Liability insurance of $0.2 million, and $2.3 million of advanced funding to vessel managers.

Net cash used in investing activities

Net cash used in investing activities of $313.4 million for the year ended December 31, 2024 is comprised of:

•$305.6 million for the fifth and sixth installment payments for “Mount Bandeira,” “Mount Hua,” “Mount Elbrus,” “Mount Denali,” “Mount Aconcagua” and “Mount Emai” of which $98.6 million and $196.9 million were financed by the sale and leaseback arrangements with Jiangsu and CCBFL, respectively;
•$7.4 million in newbuilding supervision fees and capitalized interest; and
•$0.3 million for the acquisition of 40% of the outstanding shares of 2020 Bulkers Management AS.

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

Net cash provided by financing activities

Net cash provided by financing activities of $251.3 million for the year ended December 31, 2024 is a result of cash generated from:

•proceeds from issuance of long-term debt (net of deferred finance charges paid to lender) of $295.5 million, comprised of $196.9 million and $98.6 million drawn down under the sale leaseback financing with CCBFL and Jiangsu, respectively.

Partially offset by:

•payment of deferred fees to other third parties such as lawyers and brokers of $2.3 million;
•repayments of long-term debt of $21.2 million, comprising of (i) payments of installments on the sale leaseback financing with AVIC of $9.9 million, (ii) payments of installments on the sale leaseback financing with CCBFL of $8.4 million, and (iii) payments of installments on the sale leaseback financing with Jiangsu of $2.9 million; and
•payment of cash distributions of $20.6 million.

Net cash provided by financing activities of $431.9 million for the year ended December 31, 2023 is a result of cash generated from:

•the proceeds from the issuance of common shares, net of paid transaction costs such as underwriters’, listing, audit and legal fees, of $62.2 million, comprised of $46.2 million and $16.0 million from our U.S. IPO in April 2023 and the private equity offering in December 2023, respectively;
•proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender) of $391.4 million, comprised of (i) $200.0 million drawn down under the sale leaseback financing with AVIC, (ii) $27.4 million drawn down as pre-delivery financing from Jiangsu, (iii) $62.0 million drawn down as pre-delivery financing from CCBFL, (iv) $98.6 million drawn down under the sale leaseback financing with CCBFL, and (v) $7.5 million drawn down under the DNB Bridge Facility, offset by deferred finance charges paid to lenders of $4.1 million; and
•additional drawdown from the Drew Holdings RCF of $1.0 million.

Partially offset by:

•payment of deferred fees to other third parties such as lawyers and brokers of $3.9 million;

•repayments of long-term and short-term debt of $16.8 million, comprising of (i) payments of installments on the sale leaseback financing with AVIC of $8.3 million, (ii) payments of installments on the sale leaseback financing with CCBFL of $1.0 million, and (iii) repayment of the DNB Bridge Facility of $7.5 million; and
•repayment of $2.0 million of the Drew Holdings RCF .

Equity Issuances

In the second quarter of 2023, the Company completed its IPO in the U.S, whereby the Company issued 8,630,000 common shares, raising gross proceeds of $50 million, a significant majority of which was used for general corporate purposes, which included funding acquisitions of vessels on order, repayment of indebtedness and funding our working capital needs.

In December 2023, the Company issued 3,117,143 common shares in a private placement, raising gross proceeds of $17.6 million which were used for general corporate purposes.

In March 2025, the Company issued 2,650,000 common shares in a private placement, raising gross proceeds of approximately $15.0 million which will be used for general corporate purposes.

Financing Arrangements

Sale and Leaseback Agreements

Pursuant to the Shipbuilding Contracts, we acquired 12 vessels for an average purchase price of $69.3 million per vessel paid in four pre-delivery installments for each vessel, in the amount equal to approximately 5%, 5%, 10% and 10% of the initial purchase price of each vessel, respectively, with the remaining delivery installments, in the amount of approximately 70% of the initial purchase price payable upon the delivery of each vessel. The total average purchase price, including estimated variation orders, Address Commissions and the cost of scrubbers we installed on each of our vessels was $71.6 million.

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

Avic Leasing Arrangements

For the four vessels under the 1-4 Shipbuilding Contracts, we entered into agreements with Avic International Leasing Co. Ltd., which covers a substantial part of the remaining payment obligations. Pursuant to the Avic Leasing, we received financing for some of the delivery installments under the 1-4 Shipbuilding Contracts, including the financing of 90% of the scrubber costs related to the four vessels under such contracts. The sale and leaseback arrangement is accounted for as a financing transaction.

In addition, upon delivery of the relevant vessels from New Times, each buyer (a subsidiary of Himalaya Shipping) sold its vessel to a special purpose vehicle (SPV) owned by Avic, and chartered the vessel back to our subsidiaries, on bareboat charters, on Hell and High Water Terms.

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

We have provided security and guarantees for the financing from the Avic Leasing, including a parent company guarantee from Himalaya Shipping, account pledges over the related subsidiaries’ bank accounts and a share pledge over the shares in each related subsidiary. In addition, we have entered into an assignment of all rights, title and interest in and to the insurances, requisition compensation and charter earnings, in existence and have unconditionally agreed to assign all such rights to the same property to come into existence in the future. In addition, the subsidiaries have arranged for a manager’s undertaking from each of the managers of the respective vessels.

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

The Avic Leasing Arrangement has a charter period of 84 consecutive months and contains customary events of termination, which include non-payment, non-compliance with insurance requirement, any misrepresentation, cross default, insolvency and changes that have or are likely to have a material adverse change on Himalayas or our relevant subsidiary’s business, failure to perform material obligations or undertakings under such arrangement or security documents.

CCBFL Leasing Arrangements

In addition to the Avic Leasing, we entered into similar sale and leaseback arrangement with CCBFL, which covers a substantial part of some of the payment obligations for the eight vessels under the 5-8 Shipbuilding Contracts and the 9-12 Shipbuilding Contracts. We have provided a similar security and guarantee package for the CCBFL Leasing as under the Avic Leasing Arrangement. The sale and leaseback arrangement is accounted for as a financing transaction.

In addition, upon delivery of the relevant vessels from New Times, each buyer (a vessel-owning subsidiary of Himalaya Shipping) sold its vessel to a special purpose vehicle (SPV) owned by CCBFL, and chartered the vessel back to our subsidiaries, on bareboat charters, on Hell and High Water Terms. Accordingly, all vessels delivered by New Times were sold to an CCBFL SPV and immediately thereafter chartered back to us under bareboat charters.

Pursuant to the terms of each bareboat charter, we pay a fixed bareboat daily charter hire rate, payable every three months and we have options to purchase each vessel starting on the third anniversary until the seventh anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements—Sale and Leaseback Agreements—Purchase Options”). The CCBFL Leasing Arrangement also contains customary covenants for this type of arrangements, including (i) covenants relating to the vessels, class, flag, compliance with the ISM Code and ISPS Code, including restrictions on sales of the vessels, (ii) general compliance requirements relating to laws and regulations, environmental protection, (iii) customary information covenants and financial reporting covenants, (iv) restrictions on change of control of subsidiaries, (v) restrictions on entering into any corporate restructuring, without the prior written consent of CCBFL, and (vi) certain financial covenants, including limitations to incur any financial indebtedness or grant any loan without the prior written consent of CCBFL, and minimum cash requirements. On the latter, each relevant subsidiary is, beginning six months from the delivery date of its vessel and throughout the remaining lease period, required to maintain a minimum cash balance in its account equivalent to three months’ charter hire under each applicable CCBFL Leasing, which amounts to approximately $1.5 million. As of March 20, 2025, the Company is required to maintain a total minimum cash balance of $9.3 million in the subsidiaries that lease “Mount Matterhorn”, “Mount Neblina”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” subject to this financing.

The CCFBL Leasing Arrangement has a charter period of 84 consecutive months and contains customary events of termination, which include non-payment, non-compliance with insurance requirement, any misrepresentation, cross default, insolvency and changes that have or are likely to have a material adverse change on Himalayas or our relevant subsidiary’s business, failure to perform its material obligations or undertakings under such arrangement or security documents.

Jiangsu Financial Leasing Arrangements

Further, CCBFL, Jiangsu Financial and the Company have entered into novation and assignment agreements, in relation to the “Mount Bandeira” and “Mount Hua” pursuant to which CCBFL transferred and assigned all of its rights and obligations to Jiangsu Financial, on the same terms and conditions as contemplated in the corresponding CCBFL Leasing for such two vessels, which became effective on March 9, 2023. The sale and leaseback arrangement is accounted for as a financing transaction. As of March 20, 2025, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Bandeira” and “Mount Hua.”

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

Pursuant to the Avic Leasing, if we do not exercise our option to purchase our vessels at the latest of the seventh anniversary date of the relevant vessel’s delivery to us, we are required to pay to Avic, on such date, $25 million per vessel for which the option was not exercised on such date. Our CCBFL and Jiangsu Leasing Agreements do not provide for such compensation if we do not exercise any of our options to purchase the vessels.

In addition, the Company was required to pay loan fees to Avic, CCBFL and Compass Advisory Services Pte. Ltd. from the date we entered into the Sale and Leaseback Agreements up to the delivery date of the vessels, of which $2.3 million and $7.4 million were paid for the years ended December 31, 2024 and December 31, 2023, respectively .

Drew Holdings Revolving Credit Facility

In December 2022, Drew Holdings has provided us with an unsecured revolving credit facility of $15.0 million, which was available to the Company in tranches if we have no other liquid funds available to meet our working capital requirements. The Drew Holdings RCF is an unsecured revolving credit facility, bearing an interest rate of LIBOR for the applicable interest period under the facility, plus a margin of 8% p.a. The Company may select an interest period for each tranche of one, three or six months as specified in each relevant drawdown notice.

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

On October 31, 2024, the Company entered into an addendum to the Drew Holdings RCF, to: (i) include a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period, (ii) extend the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026, and (iii) change the margin on SOFR to 6.5% per annum.

No amounts were drawn under the Drew Holdings RCF in the year ended December 31, 2024. In 2025, the Company drew down $6.0 million under Drew Holdings RCF.

DNB Bridge Facility

    In March 2023, the Company entered into an unsecured Bridge Facility with DNB Markets as arranger and DNB Bank ASA as lender and agent for a maximum amount of $15.0 million for general corporate purposes with a maturity date of September 1, 2023. Amounts outstanding under the Bridge Facility bore interest at SOFR plus a margin of 6% per annum. The Company drew down $7.5 million in March 2023 which it fully repaid in April 2023 from the proceeds of the IPO. Subsequently, the Bridge Facility was terminated in April 2023.

As of December 31, 2024, we were in compliance with all of our covenants in each of our Financing Arrangements to the extent applicable.

We believe that we will have sufficient resources to satisfy our obligations in the ordinary course of business for the 12-month period from the date of the most recent financial period end in the Consolidated Financial Statements. We have performed stress testing with respect to our forecasted cash positions under various scenarios, and accordingly, we believe we will meet our obligations as and when they fall due.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2024:

(in millions of $)	Total obligation	Due in 2025	Due in 2026 - 2027	Due in 2028 - 2029	Due Thereafter
Financing
Bareboat charters for vessels (1)	982.6	72.5	145.1	145.3	619.7
Repayment of scrubber financing including interest commitments (2)	3.5	3.1	0.4	—	—
	986.1	75.6	145.5	145.3	619.7

(1) This includes repayment of loan principal under the sale and leaseback agreements and related interest..

(2) Our interest commitments on our scrubber financing is calculated based on assumed SOFR rate of 4.49% plus the margin rate and credit spread associated with the financing of the scrubbers on the first 4 vessels.

Capital Commitments

Following the delivery of the remaining six vessels in 2024, we have no capital commitments as of March 20, 2025.

C.    Research and Development, Patents and Licenses

Not applicable.

D.    Trend Information

The average Baltic Capesize Index (BCI) for 2024 concluded at $22,593 per day. After nine months of relative stability, the BCI experienced a decline, averaging $18,301 per day in the fourth quarter of 2024. The first three quarters of 2024 saw growth in ton miles: a 6.7% increase in iron ore, a 13.7% increase in bauxite, but a 4.6% decrease in coal, leading to an overall increase of 5.5%. However in the fourth quarter of 2024, ton miles declined by 0.8%, primarily driven by an 8.6% decrease in coal. This decrease can be attributed to the splitting of Capesize coal cargoes into smaller sizes for transportation by Panamax vessels, as evidenced by the 4.2% increase in ton miles in the fourth quarter.

In the first quarter of 2025, the Capesize market continued to face challenges, with BCI rates averaging $11,951 in the period to March 20,2025, a decrease from $24,136 during the same period in 2024. This decline is partly seasonal, but the ongoing cannibalization of the coal trade in favor of smaller ships remains a negative factor.

Despite the short-term pressures, we maintain a positive long-term outlook for large dry bulk ships. The current order book of new Capesize vessels stands at 7.2% of the existing fleet, and yard capacity is down 50% from its peak. Additionally, 20% of the entire fleet will be 20 years old by 2028, which is the earliest opportunity for meaningful fleet expansion. Furthermore, 23% of the total Capesize fleet will require drydocking in 2025 due to 5, 10, 15 and 20-year Special Surveys compared to only 13.6% in 2024.

Key downside risks to the Capesize market include a potential continued economic slowdown in China, as well as heightened geopolitical tensions. A Suez Canal reopening could potentially lead to shorter duration on certain trades, although the Capesize trade is less affected than other segments due to trading routes. The physical market in terms of volumes transported, has increased throughout the year, and to date we have not seen a slowdown in the Chinese demand. A weak Panamax market has proven challenging for the coal transport on Capesize and Newcastlemax vessels in the fourth quarter of 2024,

See the sections of this Item 4.B entitled “Business Overview—Dry Bulk Shipping Industry” and “Business Overview—Capesize Fleet Development” and “Factors Affecting Our Future Results of Operations and Financial Condition” for additional information.

E.     Critical Accounting Estimates

Our Operating and Financial Review and Prospects is based on our financial statements, which we have prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the estimates, assumptions and judgements involved in the accounting policies described below have the greatest potential impact on our financial statements. For a discussion of our accounting policies, see Note 2—“Basis of Preparation and Significant Accounting Policies” to our Consolidated Financial Statements.

Impairment of long lived assets

The carrying values of our vessels may not represent their fair market value at any point in time since the cost of vessels tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. Such indicators may include depressed spot rates and depressed second-hand vessel values. We assess recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset and eventual disposal. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the assets’ carrying value and fair value. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations.

During the year ended December 31, 2024, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of December 31, 2024 and concluded that no such events have occurred. Accordingly, we have not recorded an impairment charge during the year ended December 31, 2024.

We received appraised valuations from third-party ship brokers, which is commonly used and accepted by our counterparties to the Sale and Leaseback Agreements. The determination of the estimated market values may involve considerable judgment. Significant factors that could impact estimated market values include (i) unanticipated changes in demand for transportation of dry bulk cargoes, (ii) greater than anticipated levels of newbuilding orders or lower than anticipated levels of vessel scrappings, and (iii) changes in rules and regulations applicable to the dry bulk industry, including legislation adopted by international organizations such as the IMO and the European Union or by individual countries. Also, estimated market values can be volatile and may not be indicative of future market values of the vessels or selling prices that we could achieve should we decide to sell them.

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

Recently Issued Accounting Standards

See Item 18. Financial Statements: Note 3—“Recently Issued Accounting Standards.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The business address of the directors and officers is S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda.

Directors

The following provides information about each of our directors as of the date of this annual report.

Name	Age	Position
Bjorn Isaksen	41	Chairman of our Board of Directors, Director and Nominating and Corporate Governance Committee Member
Jehan Mawjee	37	Director and Audit Committee Chairperson
Georgina Sousa	74	Director and Audit Committee Member
Carl Steen	74	Director, Audit Committee Member, and Nominating and Corporate Governance Committee Chairperson
Mi Hong Yoon	54	Director, Nominating and Corporate Governance Committee Member, and Company Secretary

Bjørn Isaksen has been a member of our Board of Directors since June 2, 2021. Mr. Isaksen was employed by ABG Sundal Collier Ltd. as a partner from 2005 until 2014 and has been employed by Magni Partners Limited, in the UK, as a partner since 2014.

Magni Partners Limited is a subsidiary of Magni Partners. The founder and sole shareholder of Magni Partners is Mr. Tor Olav Trøim. Drew Holdings Limited, which is wholly owned by Drew Trust, a trust established for the benefit of Mr. Trøim and his immediate family, owns approximately 29.0% of the common shares of the Company as of March 21, 2025. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Georgina Sousa was appointed as a director in June 2021 and serves on our Audit Committee. She currently serves as a director of Golar LNG Limited. Ms. Sousa was employed by Golar Management (Bermuda) Limited (GMBL) as Managing Director from January 2019 until her retirement in March 2022. She previously served as a director and company secretary of Borr Drilling Limited and 2020 Bulkers Ltd from February 2019 to February 2022. Prior to joining GMBL, Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018. She previously served as a director of Frontline Ltd., North Atlantic Drilling Ltd., Sevan Drilling, Northern Drilling Ltd., Flex LNG LTD and Seadrill. Ms. Sousa served as secretary for all the above-mentioned companies at various times during the period between 2005 and 2018. Until January 2007, Ms. Sousa was Vice-President Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 Ms. Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as secretary and from 1982 to 1993, she was employed by the Bermuda law firm of Cox & Wilkinson as senior company secretary.

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

Mi Hong Yoon has served as Company Secretary and been a member of our Board of Directors since May 23, 2022. Ms. Yoon is Managing Director of Golar Management (Bermuda) Limited since February 2022. Prior to this role, she was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. She has extensive international legal, regulatory and compliance experience, and is responsible for the corporate governance and compliance of a number of publicly listed Companies. Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law degree (LLB) and earned a Masters degree (LLM) in international economic law from the Chinese University of Hong Kong. She is a member of the Institute of Directors and has held several director positions over the years. Current and past directorships and management positions include Borr Drilling Ltd. (Director and Secretary), Golar LNG Ltd. (Company Secretary), 2020 Bulkers Ltd. (Company Secretary), and Cool Company Ltd (Director and Company Secretary from February 2022 until November 2023).

Executive Officers

The following provides information about each of our executive officers as of the date of this annual report.

Name	Age	Position
Herman Billung	67	Chief Executive Officer and Chief Financial Officer(1)
Lars-Christian Svensen	39	Chief Commercial Officer(1)
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

Lars-Christian Svensen assumed the role as Chief Commercial Officer of 2020 Bulkers Management AS (the “Manager”) on September 1, 2024. Mr. Svensen has a 17-year career in international shipping. From 2007 to 2008, he worked as a shipbroker for Cmarine Services. From 2008 to 2009, he served as a Project Analyst for Petredec Pte Ltd in Singapore. From 2009 to 2020, Mr. Svensen served in Western Bulk, where he held various positions within the group in Singapore (Head of Arabian Gulf), Seattle, US (President), and Oslo (Senior Vice President). From 2020 to 2024, he acted as Chief Commercial Officer and Chief Executive Officer of Golden Ocean Management AS.

B.     Compensation

The aggregate cash compensation, including benefits in kind, accrued or paid to our directors with respect to the year ended December 31, 2024, for services in all capacities was $310,000.

Our contracted executive officers are employees of 2020 Bulkers Management, our Manager. Our contracted executive officers are compensated by our Manager and, except as described below in connection with our long-term incentive plan, do not receive any compensation directly from us. Other than through the fees we pay the Manager as set out in the Management Agreement, we do not reimburse our Manager or any of its affiliates for the compensation of our executive officer and do not make any decisions regarding the compensation of our executive officers. For a description of our Manager’s compensation, please refer to the section entitled “Item 7. Major Shareholders and Related Party Transactions.”

Our contracted Chief Executive Officer, Herman Billung and contracted Chief Commercial Officer, Lars-Christian Svensen, devote a substantial portion of their working time to our affairs as is required for the performance of the duties of our Manager to us under the Management Agreement, however, since inception, they have not exclusively provided services to us. As a result, our contracted executive officers from time to time are not exclusively dedicated to performing services to us.

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

Committees

Audit Committee

The audit committee, which consists of Jehan Mawjee, Carl Steen and Georgina Sousa, assists the Board of Directors in overseeing our accounting and financial reporting processes and the audits of our Consolidated Financial Statements. In addition, the audit committee is directly responsible for the nomination, engagement (following approval of the appointment of the auditor by the shareholders at the annual general meeting), compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See “Item 7. Major Shareholders and Related Party Transactions.” The Board of Directors has determined that Jehan Mawjee qualifies as “audit committee financial expert,” as such term is defined in the rules of the SEC, and all members of the audit committee are independent, as independence is defined under SEC regulations and NYSE same rules. Jehan Mawjee is chairperson of our audit committee.

Compensation Committee

The NYSE requires U.S. listed companies to have a compensation committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. We will rely on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE, such that we do not have a compensation committee. In lieu of a compensation committee, our Board is responsible for establishing the executive officers’ compensation and benefits including our equity compensation plan.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Carl Steen, Bjørn Isaksen and Mi Hong Yoon, develops and recommends to the Board of Directors a set of corporate governance principles applicable to our company, oversees the evaluation of our Board of Directors and identifies and nominates candidates for election to the Board of Directors. The NYSE requires U.S. listed companies to have a nominating and corporate governance committee comprised entirely of independent directors and a committee charter addressing certain minimum responsibilities. We rely on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE requirements. Not all our committee members are independent. Carl Steen has been appointed to act as chairperson of our nominating and corporate governance committee.

D. Employees

We had three employees as of December 31, 2024. See “Item 6. Directors, Senior Management and Employees” for additional information.

In February 2023, the Company incorporated Himalaya Shipping Management (UK) Limited, a wholly-owned limited liability company incorporated under the laws of England and Wales. The intended purpose of this company is to employ certain managers and provide certain accounting functions to the Company and its subsidiaries. This subsidiary employs the Company’s current employees who are based in England and Wales.

There is no relationship between management and labor unions.

E. Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of March 21, 2025. Also shown are their interests in share options granted to them under our long-term incentive program (the “LTI Plan”).

Director or Officer	Beneficial Ownership in Common Shares		Interest in Options
	Number of shares	%	Total number of options	Exercise price(1)	Expiry date
Bjorn Isaksen(2)	450,000	*	150,000(4)	$8.00	December 8, 2026
Jehan Mawjee	—	—	50,000(6)	$8.00	February 19, 2029
Georgina Sousa	—	—	50,000(4)	$8.00	December 8, 2026
Carl Steen(3)	202,496	*	75,000(4)	$8.00	December 8, 2026
Mi Hong Yoon	—	—	—	—	—
Herman Billung	41,241	*	100,000(5)	$8.00	March 10, 2027
Lars-Christian Svensen	19,186	*	65,000(7)	$10.00	September 1, 2029
All executive officers and directors as a group	712,923	1.5%	490,000
___________________
*    Represents beneficial ownership of less than 1.0% of total outstanding shares.
(1)    Exercise prices are presented gross of cash distributions declared.
(2)     Represents shares beneficially owned by Bjorn Isaksen, including those held by Freng Invest AS. In addition, Mr Isaksen has 200,000 shares under a forward purchase agreement with Drew Holdings Ltd. for settlement on June 15, 2026.
(3)     Represents shares beneficially owned by Carl Steen, including those held by Capreca AS.
(4)    On December 8, 2021, our Board of Directors approved the award of share options under the LTI Plan to our executive officers and directors to vest within a period of three years of the grant and expiring on December 8, 2026.
(5)    On March 10, 2022, our Board of Directors approved the award of share options under the LTI Plan to our executive officer to vest within a period of three years of the grant and expiring on March 10, 2027.
(6)    On February 19, 2024, our Board of Directors approved the award of share options under the LTI Plan to a director to vest within a period of three years of the grant and expiring on February 19, 2029.
(7)    On September 1, 2024, our Board of Directors approved the award of share options under the LTI Plan to an executive officer to vest within a period of three years of the grant and expiring on September 1, 2029.

Equity Incentive Plan

We have adopted a long-term incentive plan and have authorized the issuance of up to 800,000 options pursuant to awards under our long-term incentive program (the “LTI Plan”), of which no options remain unallocated for further awards and recruitments. Any person who is contracted to work at least 20 hours per week in our service, the members of our Board and any person who is a member of the board of any of our subsidiaries and an individual who is employed by a regular service provider to the Company provided such individual participates in the team providing such services on a regular basis are eligible to participate in our LTI Plan. The purpose of our LTI Plan is to align the long-term financial interests of our employees, contracted officers and directors with those of our shareholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to our long-term performance and growth. To accomplish this, our LTI Plan permits the issuance of our common shares.

For further details on share options please refer to Note 18—“Share Based Compensation” of our Consolidated Financial Statements included herein.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents certain information as of March 21, 2025 regarding the beneficial ownership of our common shares with respect to shareholders that, to the best of our knowledge, beneficially own more than 5% of our issued and outstanding common shares:

5% Equity holders	Beneficial Ownership in Common Shares(1)
	Number of shares	%
Drew Holdings Ltd.(2)	13,492,549	29.0%
Affinity Shipholdings I LLP(3)	3,054,127	6.6%

(1)    The calculations in the table above are based on 46,550,000 common shares outstanding as of March 21,2025.
(2)     This information is derived from Schedule 13G of Drew Holdings Ltd. filed with the SEC on February 4, 2025 plus 142,549 shares issued in the private equity offering in March 2025. Drew Holdings Ltd. is wholly owned by Drew Trust, a trust established in Bermuda for the benefit of Mr. Trøim and his immediate family.
(3)     This information is based solely on the Investor Register on Euronext VPS as of March 21, 2025.

To our knowledge, as of March 21, 2025, 46,550,000 of our common shares are held by Cede & Co., a nominee of The Depository Trust Company, which indirectly holds our shares on the NYSE and Oslo Bors.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See the sections entitled “Item 4. Information on the Company—A. Our History and Development” and “Item 10. Additional Information—A. Share Capital” for historical changes in our shareholding structure.

B. Related Party Transactions

Himalaya Shipping is party to a number of significant contractual arrangements with related parties. Related party transactions that we were party to for the years ended December 31, 2024, 2023 and 2022 are described in Note 17—“Related Party Transactions” of our audited consolidated financial statements included herein.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements”

See “Item 4.B. Business Overview—Legal Proceedings” for a discussion of legal proceedings. We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

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

Our Board of Directors has adopted a dividend policy to distribute monthly dividends to our shareholders subject to our vessels generating sufficient cash flow allowing such payments. Any future determination related to our dividend policy will be subject to the discretion of our Board of Directors, requirements of Bermuda law and other applicable laws, our results of operation, financial condition, cash requirements and availability, including requirements under capital expenditure programs, market prospects, contractual restrictions under our Financing Arrangements, the ability of our subsidiaries to distribute funds to us and other factors deemed relevant by our Board of Directors. We have not adopted a separate written dividend policy to reflect our Board’s policy.

Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into or out of Bermuda to pay dividends to U.S. residents who are holders of our common shares or other non-resident holders of our common shares in currency other than Bermuda Dollars.

B. Significant Changes

Significant changes since the date of our consolidated financial statements are discussed on “Item 5. Operating and Financial Review and Prospects” and further disclosed in Note 20—“Subsequent Events” of our consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

Our common shares have traded on the NYSE since April 3, 2023 and the Euronext Expand operated by the Oslo Stock Exchange since December 22, 2021, both under the ticker “HSHP.”

B.    Plan of Distribution

Not applicable.

C.    Markets

See “Item 9A. The Offer and Listing—Offer and Listing Details” above.

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

In December 2023, the Company issued 3,117,143 common shares of par value $1.00 each in a private placement at a price of $5.64 per share. The Company has 43,900,000 issued and fully paid common share of par value $1.00 each as of December 31, 2024 and 2023.

In March 2025, the Company issued 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share. Following the issuance, the Company has 46,550,000 issued and fully paid common shares of par value $1.00 each.

B.     Memorandum of Association and Bye-Laws

We were incorporated by registration under the Companies Act. Our business objects, as stated in section six of our Memorandum, are unrestricted and we have all the powers of a natural person.

Pursuant to our bye-laws, our Board of Directors is authorized to issue any of our authorized but unissued shares. Under our bye-laws, no shares shall be issued until they are fully paid except as may be prescribed by a resolution of the shareholders. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our common shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or under our bye-laws, resolutions required to be approved by holders of common shares require approval by a simple majority of votes cast at a general meeting at which a quorum is present or by a resolution in writing signed by a simple majority of the common shareholders.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our Board of Directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of the company. As of March 25, 2025, we have not issued preference shares.

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

Any cash dividends payable to holders of our common shares listed on the NYSE will be paid to Broadridge Financial Solutions, our paying agent in the United States for disbursement to those holders.

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

Where our common shares are listed or admitted to trading on any appointed stock exchange, such as NYSE, they will be transferred in accordance with the rules and regulations of such exchange.

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

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof or the holders of not less than 20% of a company’s debentures have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No annulment application may be made by shareholders voting in favor of the amendment.

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than a subsidiary or certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s Board of Directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that our Board of Directors may, with the sanction of a resolution passed by a simple majority of votes cast at a general meeting of our shareholders with the necessary quorum for such meeting of two persons at least holding or representing 33 1/3% of our issued shares (or the class, where applicable) amalgamate or merge with another company.

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

Certain Provisions of Bermuda Law

We have been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

The BMA has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our common shares remain listed on an appointed stock exchange, which includes NYSE. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, neither the BMA nor the Registrar shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

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

Implications of Being a Foreign Private Issuer

In general, under NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of NYSE. Accordingly, we follow certain corporate governance practices of our home country, Bermuda, in lieu of certain of the corporate governance requirements of NYSE. A brief summary of those differences is provided in “Item 16G. Corporate Governance.”

In addition, as a foreign private issuer, we are not subject to the following requirements under US securities laws applicable to domestic issuers:

•the requirement to file quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders;
•the requirement to file reports on Form 8-K disclosing certain significant events within four business days of their occurrence;
•the requirements of Regulation FD; and

•Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than that provided by U.S. companies that are subject to the Exchange Act;

If at any time we cease to be a “foreign private issuer” under the rules of NYSE and the Exchange Act, as applicable, our Board of Directors will take all action necessary to comply with NYSE corporate governance rules.

Due to our status as a foreign private issuer and because we follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance standards. See “Item 6. Directors, Senior Management and Employees—E.Share Ownership.”

C. Material contracts

For a discussion of our material contracts, please refer to “Item 4. Information on the Company—A. Our History and Development,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” and “Item 19. Exhibits.”

D. Exchange Controls

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

E. Taxation

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. However, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”) on December 27, 2023. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR750mm for two out of the previous four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is at a rate of 15% of net taxable income of such constituent entities, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). Bermuda’s new 15% corporate income tax is now chargeable under the CIT Act for tax years starting on or after January 1, 2025.

We have obtained tax assurances from the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended (the “EUTP Act”) that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. While we have such tax assurance under the EUTP Act, section 4(4) of the CIT Act provides that any liability for tax of a Bermuda constituent entity that is in scope of the CIT Act shall apply notwithstanding any assurance given pursuant to the EUTP Act.

Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will continue to monitor developments with regards to the implementation and regulation of the CIT Act in Bermuda. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may become subject to taxation in Bermuda.

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

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) certain holding period requirements are met, (ii) shares of our common stock on which dividends are paid are readily tradable on an established securities market in the United States, and (iii) we are neither a PFIC (defined below) nor treated as such with respect to the U.S. Holder (as discussed below) for the taxable year in which the dividend is paid. Our common shares are listed on the NYSE, so we expect our common shares to be considered readily tradable on an established securities market in the United States, although there can be no assurance in this regard. U.S. Holders should consult their tax advisors regarding the availability of the preferential tax rates on dividends in their particular circumstances.

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

We believe that the income we earn from our time charters and will earn from voyage charters should not be treated as passive income for purposes of the income test. Accordingly, based on the current composition of our income and assets and our expected income and operations, we believe that we were not a PFIC for our most recent taxable year ending December 31, 2024 and do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. PFIC status is a factual determination, however, and must be made annually after the close of each taxable year. The composition of our income and assets may change over the course of the year or from year to year, and the value of our unbooked intangibles will generally be determined by reference to the public price of our common shares (which may fluctuate significantly). Therefore, there can be no assurance that we will not be classified as a PFIC for any past or the current taxable year or for future taxable years.

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

J.    Annual Report to Security Holders

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including interest rate risk and currency risk), and credit risk.

Further information on our exposure to various market risks arising on our financial instruments is included in Note 15—“Financial Instruments” of our consolidated financial statements included herein. Credit risk exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval. Credit risk is mitigated by the charter hires being payable 15 days in advance, and all charterers are established companies.

The following analysis provides quantitative information regarding our exposure to interest rate risk, foreign currency exchange rate risk, and shipping index risk.

Interest rate risk. The acquisition of our vessels is mainly financed by leasing arrangements with Avic, CCBFL and Jiangsu. The bareboat charter rate per day under the leasing arrangements are fixed for the duration of the arrangement except for the scrubber financing on the first four vessels financed by Avic. The scrubber financing is subject to interest at a rate of Overnight SOFR plus a margin and credit adjustment spread. As of December 31, 2024, the amount of our outstanding debt subject to variable interest rates was $3.2 million. The impact of a one percentage point increase in interest rate is not expected to be material.

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

Based on our expenses in the year ended December 31, 2024, a 10% depreciation of the U.S. Dollar against the Norwegian Kroner would have increased our expenses by $0.3 million, but a 10% depreciation of the U.S. Dollar against the British Pound would have no material impact. The sensitivity analysis is based on a ten percent increase applied against the foreign currency transactions separately for Norwegian Kroner and British Pound transactions for the period thereby assuming foreign exchange rates change in a parallel manner, and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.

Shipping index risk. For the year ended December 31, 2024, eleven of the Company’s vessels were on index-linked charters and earned revenues based on the Baltic 5TC index (BCI) rates. Based on our time charter revenues on index-linked charters for 2024, a 10% reduction in the BCI rates would have decreased our time charter revenues by $7.5 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.     American Depository Shares

Not applicable.

PART II

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

Under the supervision of our Company’s Chief Executive Officer/Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) and 15d-15(b) of the Exchange Act of 1934, as of December 31, 2024. Our Chief Executive Officer/Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

(b) Management’s annual report on internal controls over financial reporting

In accordance with the requirements of Rule 13a-15 of the Securities Exchange Act of 1934, the following report is provided by management in respect of our internal control over financial reporting. As defined in the Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, internal control over financial reporting is a process designed by, or under the supervision of, an issuer’s Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our published consolidated financial statements in accordance with U.S. GAAP.

In connection with the preparation of our annual “Consolidated Financial Statements,” management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2024, our internal control over financial reporting was effective.

(c)    Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have a Code of Business Conduct and Ethics, applicable to our employees, directors and officers, which is designed to promote legal and regulatory compliance with applicable anti-corruption laws as well as sanctions and embargo laws and regulations (including U.S. Department of the Treasury Office of Foreign Assets Control requirements). Our Code of Business Conduct and Ethics covers a range of matters including the handling of conflicts of interest, compliance with applicable laws, rules and regulations of the countries where we do business, and the reporting of misconduct, as well as other corporate values such as transparency, fairness and equal opportunity. Our Code of Business Conduct and Ethics is publicly available on our website at www.himalaya-shipping.com and is reviewed periodically. We will provide any persons, free of charge, a copy of our code of ethics upon written request to our registered office. Any amendments to the code, or any waivers of its requirements, may be made by our Board of Directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of NYSE.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2024 and 2023 was PricewaterhouseCoopers AS (PCAOB ID 01318).

(a)    Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant, PricewaterhouseCoopers AS for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(in thousands of $)
Fiscal year ended December 31, 2024	358
Fiscal year ended December 31, 2023	773

(b)     Audit-Related Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for assurance and related services, not included under “(a) Audit Fees,” rendered by the principal accountant.

(in thousands of $)
Fiscal year ended December 31, 2024	—
Fiscal year ended December 31, 2023	—

(c)     Audit Committee’s Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of our independent auditor before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor in 2024 and 2023 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

In general, under NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of NYSE. Accordingly, we follow certain corporate governance practices of our home country, Bermuda, in lieu of certain of the corporate governance requirements of NYSE. A brief summary of those differences is provided as follows:

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

If at any time we cease to be a “foreign private issuer” under the rules of NYSE and the Exchange Act, as applicable, our Board of Directors will take all action necessary to comply with corporate governance rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICY

We have adopted insider trading policies governing the purchase, sale, and/or other dispositions of our securities by employees, executive officers, directors and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. Our insider trading policy is included as Exhibit 11.1 of this annual report.

In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-29 are filed as part of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Description of Exhibit
1.1	Certificate of Incorporation§
1.2	Memorandum of Association§
1.3	Amended and Restated Bye-laws§
1.4	Certificate of Deposit of Memorandum of Increase of Share Capital of Himalaya Shipping registered on July 2, 2021 (increasing Himalaya Shipping’s authorized capital)§
2.1	Description of Securities Registered under Section 12 of the Exchange Act†
4.1	Form of Registration Rights Agreement§
4.2	Shipbuilding Contract for Construction of One 210,000 dwt Bulk Carrier between New Times Shipbuilding Co. Ltd. and MOUNT NOREFJELL INC. (formerly known as LHOTSE INC.), for vessel with hull number 0120833, dated March 10, 2021, as amended on November 16, 2022§,**,#
4.3	Amended and Restated Memorandum of Agreement and Bareboat Charter, dated February 22, 2023, between MOUNT NOREFJELL INC., a wholly owned subsidiary of Himalaya Shipping, and Great Lhotse Limited, providing for the sale and leaseback of the Mount Norefjell vessel, with hull number 0120833 (Avic Leasing)§,***,#
4.4	Memorandum of Agreement and Bareboat Charter, dated April 20, 2022, between MOUNT MATTERHORN INC. (formerly known as EVEREST INC.), a wholly owned subsidiary of Himalaya Shipping, and Jianxin Jinjiushiwu Leasing (Tianjin) Co. Ltd., providing for the sale and leaseback of the Mount Matterhorn vessel, with hull number 0120837 (CCBFL Leasing)§,****,#
4.5	Novation Agreement, dated December 14, 2022, between MOUNT BANDEIRA INC., a wholly owned subsidiary of Himalaya Shipping, Jianxin Jinjiushiqui Leasing (Tianjin) Co. Ltd., as original buyer, and Huinuo (Tianjin) Shipping Leasing Co. Ltd., in respect of Mount Bandeira vessel, with hull number 0120839 (Jiangsu Leasing)§,****,*****,#
4.6	Revolving Credit Facility Agreement between Himalaya Shipping Ltd. and Drew Holdings Limited. dated December 14, 2022§,#
4.7	Management Agreement between Himalaya Shipping Ltd. and 2020 Bulkers Management AS, dated February 27, 2023§
4.8	Corporate Support Agreement between Himalaya Shipping Ltd. and Magni Partners (Bermuda) Limited, dated September 15, 2021§,#
4.9	Bridge Facility Agreement between Himalaya Shipping Ltd. DNB Bank ASA and DNB Markets, dated March 1, 2023§,#
4.10	Novation Agreement, dated July 10, 2023, between MOUNT MATTERHORN INC., a wholly owned subsidiary of Himalaya Shipping, Jianxin Jinjiushiwu Leasing (Tianjin) Co. Ltd., as original buyer, and Compass Shipping 90 Corporation Limited, in respect of Mount Matterhorn vessel, with hull number 0120837§,******,#
4.11	Addendum to the Revolving Credit Facility Agreement between Himalaya Shipping Ltd. and Drew Holdings Limited dated January 11, 2024§,#
4.12	Second Addendum to Revolving Credit Facility Agreement between Himalaya Shipping Ltd. and Drew Holdings Ltd. dated October 31, 2024†,#
8.1	List of subsidiaries of Himalaya Shipping§
11.1	Insider Trading Policy†
12.1	Certification of the Principal Executive and Financial Officer under Section 302 of the Sarbanes-Oxley Act†
13.1	Certification of the Principal Executive and Financial Officer under Section 906 of the Sarbanes-Oxley Act†
97.1	Clawback Policy§
101.INS	XBRL Instance Document†
101.SCH	XBRL Taxonomy Extension Schema Document†
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document†
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document†
101.LAB	XBRL Taxonomy Extension Label Linkbase Document†
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document†
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
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
Date: March 26, 2025

HIMALAYA SHIPPING LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Himalaya Shipping Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Himalaya Shipping Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and December 31, 2023, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
March 26, 2025

We have served as the Company's auditor since 2021.

HIMALAYA SHIPPING LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

		Year ended	Year ended	Year ended
(in thousands of $ except per share data)	Notes	December 31, 2024	December 31, 2023	December 31, 2022

Operating revenues
Time charter revenues	8	123,580	36,736	—
Total operating revenues		123,580	36,736	—

Operating expenses
Vessel operating expenses		(23,845)	(8,597)	—
Voyage expenses and commissions		(1,607)	(549)	—
General and administrative expenses		(5,031)	(3,846)	(1,971)
Depreciation and amortization	12	(26,474)	(9,118)	—
Total operating expenses		(56,957)	(22,110)	(1,971)

Operating profit (loss)		66,623	14,626	(1,971)

(Loss) from equity method investment	10	(11)	—	—

Financial income (expenses), net
Interest income		1,071	830	38
Interest expense, net of amounts capitalized	7	(46,636)	(13,601)	—
Other financial income (expenses), net		8	(341)	(20)
Total financial (expenses) income, net		(45,557)	(13,112)	18

Net income (loss) before income tax		21,055	1,514	(1,953)
Income tax (expense)/credit	4	(11)	—	—
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd		21,044	1,514	(1,953)
Total comprehensive income (loss) attributable to shareholders of Himalaya Shipping Ltd.		21,044	1,514	(1,953)

Basic and diluted earnings (loss) per share	6	0.48	0.04	(0.06)

HIMALAYA SHIPPING LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

(in thousands of $)	Notes	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		19,369	25,553
Trade receivables		1,249	811
Prepaid expenses and other current assets	9	6,180	6,443
Total current assets		26,798	32,807

Non-current assets
Equity method investment	10	324	—
Newbuildings	11	—	132,646
Vessels and equipment, net	12	852,979	428,617
Other non-current assets	11	—	5,136
Total non-current assets		853,303	566,399
Total assets		880,101	599,206

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	14	24,304	19,795
Trade payables	17	821	1,693
Accrued expenses	13	7,229	2,531
Other current liabilities		3,445	1,281
Total current liabilities		35,799	25,300

Non-current liabilities
Long-term debt	14	689,583	419,701
Total non-current liabilities		689,583	419,701
Total liabilities		725,382	445,001

Commitments and contingencies	16

Shareholders' equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2023: 140,010,000) shares, issued and outstanding 43,900,000 (2023: 43,900,000) shares	19	43,900	43,900
Additional paid-in capital	19	14,454	111,788
Contributed surplus	19	76,804	—
Retained earnings (Accumulated deficit)		19,561	(1,483)
Total shareholders' equity		154,719	154,205
Total liabilities and shareholders' equity		880,101	599,206

HIMALAYA SHIPPING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

		Year ended	Year ended	Year ended
(in thousands of $)	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities
Net income (loss)		21,044	1,514	(1,953)
Adjustments to reconcile net loss to net cash used in operating activities
Non-cash compensation expense related to stock options	18	512	474	401
Depreciation of vessels	12	26,474	9,118	—
Amortization of deferred finance charges		2,423	1,378	—
Equity in net loss on equity method investment	10	11	—	—

Change in assets and liabilities:
Accounts receivable		(438)	(811)	—
Amounts due to/from related parties	17	—	(2,696)	—
Accounts payable		(872)	485	444
Accrued expenses		4,259	1,028	(60)
Other current and non-current assets		263	(5,036)	(539)
Other current liabilities		2,164	1,020	261
Net cash provided by (used in) operating activities		55,840	6,474	(1,446)

Cash flows from investing activities
Additions to newbuildings		(313,054)	(413,055)	(78,198)
Acquisition of equity method investment	10	(305)	—	—
Net cash used in investing activities		(313,359)	(413,055)	(78,198)

Cash flows from financing activities
Proceeds from issuance of common shares, net of paid issuance costs	19	—	62,193	(513)
Proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender)	14	295,500	391,415	69,826
Other deferred finance charges paid		(2,314)	(3,952)	(1,690)
Proceeds from issuance of long-term debt from related party	17	—	1,020	1,000
Repayment of long-term debt from related party	17	—	(2,020)	—
Repayment of long-term and short-term debt	14	(21,218)	(16,785)	—
Payment of cash distributions	19	(20,633)	—	—
Net cash provided by financing activities		251,335	431,871	68,623

Net increase/(decrease) in cash, cash equivalents and restricted cash		(6,184)	25,290	(11,021)
Cash and cash equivalents at the beginning of the year		25,553	263	11,284
Cash and cash equivalents at the end of the year		19,369	25,553	263

Supplementary disclosure of cash flow information
Non-cash additions in respect of newbuildings	—	—	(13,683)
Issuance of liabilities for newbuilding installments	—	—	13,683
Interest paid, net of capitalized interest	(40,287)	(12,992)	—

HIMALAYA SHIPPING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of $ except share data)	Number of shares	Share capital	Additional paid-in capital	Contributed surplus	Retained earnings / (Accumulated deficit)	Total
Balance as of December 31, 2021	32,152,857	32,153	60,770	—	(1,044)	91,879
Share based compensation	—	—	401	—	—	401
Net loss	—	—	—	—	(1,953)	(1,953)
Balance as of December 31, 2022	32,152,857	32,153	61,171	—	(2,997)	90,327
Issuance of common shares	11,747,143	11,747	55,894	—	—	67,641
Equity issuance costs	—	—	(5,751)	—	—	(5,751)
Share based compensation	—	—	474	—	—	474
Net income	—	—	—	—	1,514	1,514
Balance as of December 31, 2023	43,900,000	43,900	111,788	—	(1,483)	154,205
Transfer to contributed surplus	—	—	(97,876)	97,876	—	—
Cash distributions to shareholders (note 19)	—	—	—	(21,072)	—	(21,072)
Share based compensation	—	—	542	—	—	542
Net income	—	—	—	—	21,044	21,044
Balance as of December 31, 2024	43,900,000	43,900	14,454	76,804	19,561	154,719

HIMALAYA SHIPPING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.General information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange under the ticker HSHP and on the Euronext Expand, operated by the Oslo Stock Exchange, under the ticker HSHP. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tons (“dwt”) which are equipped with the latest generation dual fuel LNG technology. As of December 31, 2024, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 14.

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

As of December 31, 2024, the Company has cash and cash equivalents of $19.4 million. In addition, the Company has $10.0 million available to drawdown under the Drew Revolving Credit Facility.

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

If none of these criteria are met for a lessor, the lease will be classified as a direct financing lease (if the present value of the sum of the lease payments and any residual value guarantees present, equals or exceeds substantially all of the fair value of the underlying asset and it is probable that the lessor will collect lease payments and any residual value guarantees), or an operating lease. If none of these criteria are met for a lessee, the lease will be classified as an operating lease.

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

For operating leases, costs directly associated with the execution of the lease or costs incurred after lease inception (the execution of the contract) but prior to the commencement of the lease that directly relates to preparing the asset for the contract (for example bunker costs), are capitalized and amortized to the Consolidated Statement of Operations over the lease term.

Revenue recognition

Time charter agreements

The performance obligations in a time charter agreement will be satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The time charter agreements are considered operating leases and therefore do not fall under the scope of ASC 606 Revenue from Contracts with Customers because (i) the vessel is an identifiable asset, (ii) we do not have substantive substitution rights, and (iii) the charterers have the right to control the use of the vessel during the term of the contract as they have full discretion over the ports visited, shipping routes and vessel speed, and derive the economic benefits from such use. Our operating revenues are generated from time charters. Time charter agreements are accounted for as operating leases in accordance with ASC 842 Leases and related interpretations.

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

We defer upfront net revenue payments (for example positioning fees) for operating leases to the Consolidated Balance Sheet and amortize to the Consolidated Statements of Operations over the lease term.

During the years ended December 31, 2024 and 2023, we had revenues from fixed and index linked time charter agreements.

For our operating leases, where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same, we elect the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component.

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

Equity method investment

Investments in entities over which we have significant influence, but do not meet the criteria for consolidation, are accounted for by the equity method of accounting. Under this method, we record our investment at cost, including transaction costs, and adjust the carrying amount for our share of the income or losses from these equity method investment subsequent to the date of the investment and report the recognized earnings or losses in the Consolidated Statements of Operations. Dividends received from an equity method investment reduce the carrying amount of the investment. We allocate the excess, if any, of the purchase price of the investment acquired over our proportionate share of the carrying value of the underlying net assets, or basis difference, across the assets and liabilities of the investee, with the residual assigned to goodwill. The basis difference assigned to amortizable net assets will then be amortized through our Consolidated Statements of Operations as part of the “(Loss) from equity method investment.”

Investments in equity method investment are assessed for other-than-temporary impairment whenever changes in the facts and circumstances indicate that the fair value may be below the carrying value of our investment. Where determined to be other-than-temporary impairment, an impairment loss in the period will be recognized in the line item “(Loss) from equity method investment” in the Consolidated Statements of Operations.

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

Drydocking

Maintenance of class certification requires expenditures and can require taking a vessel out of service from time to time for survey, repairs or modifications to meet class requirements. When delivered, the Group’s vessels can generally be expected to have to undergo a class survey once every five years. The Group’s vessels have been and continue to be built to the classification requirements of ABS and the Liberian Ship Register. We will recognize the cost of a drydocking at the time the drydocking takes place. The Group will capitalize a substantial portion of the costs incurred during drydocking, including the survey costs and amortize those costs on a straight-line basis from the time of completion of a drydocking or intermediate survey until the next scheduled drydocking or intermediate survey. Normal vessel repair and maintenance costs will be expensed when incurred.

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

The carrying values of the Company’s vessels and newbuildings may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future undiscounted cash flows expected to result from the asset, including any remaining construction costs for newbuildings and disposal. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the vessel’s or newbuilding’s carrying value and the respective fair value.

Interest cost capitalized

Interest costs are capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consisted of Newcastlemax dry bulk vessels under construction. The interest capitalized is calculated using our weighted average cost of borrowings, from commencement of the asset development until substantially all the activities necessary to prepare the asset for its intended use are complete. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

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

Deferred finance charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan using the effective interest method. Amortization of loan costs is included in “Interest expenses” in the Consolidated Statements of Operations. If a loan is repaid early, any unamortized portion of the related deferred charge is charged against “Interest expenses” in the period in which the loan is repaid. If a loan is extinguished other than by repayment, any unamortized portion of the related deferred charge is recognized as a loss on extinguishment. Deferred charges are presented as a deduction from the corresponding liability in the Consolidated Balance Sheets.

Earnings per share

Basic earnings per share (“EPS”) is computed based on the income available to common stockholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments, which for the Company includes share options. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share (anti-dilutive).

Cash and cash equivalents

Cash comprises cash on hand and cash in the Company’s bank accounts. Demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash.

Trade Receivables

Trade receivables are presented net of allowances for expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for expected credit losses. Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.

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

3.     Recently issued accounting standards

Adoption of new accounting standards

In November 2023, the FASB issued ASU 2023-07 (Topic 280 Segment Reporting): Improvements to Reportable Segment Disclosures requiring disclosure of incremental segment information for all public entities. including but not limited to: significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the title and position of the CODM and how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and making decisions about how to allocate resources.

ASU 2023-07 became effective for fiscal year ended December 31, 2024. We have applied the amendments required to the year ended December 31, 2024 and retrospectively to all previous periods presented in the financial statements. Adoption of ASU 2023-07 resulted in additional segment disclosures as shown in note 5 in our consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of December 31, 2024:

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
ASU 2023-9 Income Taxes (Topic 740) - Improvements to Income Tax Disclosures
The amendments improve the transparency of income tax disclosures by requiring annual disclosure of (1) specific categories in the rate reconciliation; and (2) additional information for reconciling items if the effect of those reconciling items is equal to or greater than 5% of the resulting amount by multiplying pretax income (or loss) by the applicable statutory income tax rate. An entity is also required to provide the nature, effect and underlying causes of the reconciling items, and the judgment used in categorizing them, if not otherwise evident.

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
		January 1, 2025	Under evaluation
ASU 2024-02 Codification Improvements - Amendments to Remove References to the Concepts Statements.	The amendments remove references to various Concepts Statements that were either (i) extraneous and not required to understand or apply the guidance, or (ii) used in prior statements to provide guidance in certain topics.	January 1, 2025	Under evaluation
ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)
The amendments require disclosure, in the notes to the financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period, an entity disclose the amount of:
(a) purchase of inventory;
(b) employee compensation;
(c) depreciation;
(d) intangible asset amortization; and
(e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities.

The amendment also requires disclosure of the qualitative description of the amounts remaining in the relevant expense captions that are not separately disaggregated quantitatively. In addition, disclosure of the entity’s definition of selling expenses and its total amount are required.
		January 1, 2027	Under evaluation

The FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our Audited Consolidated Financial Statements and related disclosures either on transition or in future periods.

4.     Income taxes

Bermuda

The Company is incorporated in Bermuda. Under current Bermuda law, we are not required to pay taxes in Bermuda on ordinary income or capital gains. We have received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda.

Liberia

The vessel owning companies are not subject to tax on international shipping income.

United Kingdom

Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of December 31, 2024 was 25%.

5.     Segment information

We have one reportable segment as our chief operating decision maker (“CODM”), being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income as reported in our Consolidated Statements of Operations. The CODM does not review a measure of operating result at a lower level than the consolidated group. The measure of segment assets is reported on the Consolidated Balance Sheets as total consolidated assets. The CODM reviews quarterly variances of consolidated net income and total consolidated assets, short-term and long-term market trends and cash flow forecasts in making resource allocation decisions.

Segment revenue, profit and significant segment expenses are as follows:

	Year ended	Year ended	Year ended
(in thousands of $ )	December 31, 2024	December 31, 2023	December 31, 2022
Total operating revenues	123,580	36,736	—
Less:
Crew costs	(13,979)	(4,886)	—
Other vessel operating expenses(1)	(9,866)	(3,711)	—
Voyage expenses and commissions	(1,607)	(549)	—
General and administrative expenses(2)	(5,031)	(3,846)	(1,971)
Depreciation and amortization	(26,474)	(9,118)	—
(Loss) from equity method investment	(11)	—	—
Interest income	1,071	830	38
Interest expense, net of amounts capitalized	(46,636)	(13,601)	—
Other financial income (expenses), net	8	(341)	(20)
Income tax (expenses)	(11)	—	—
Segment and consolidated net income (loss)	21,044	1,514	(1,953)

(1) Other vessel operating expenses include repairs and maintenance, spares, stores and consumables, lubricating oil, vessel insurance, services and subscriptions, and vessel management fees.

(2) General and administrative expenses include directors and officers insurance, management fees, audit and accounting fees, administrative salaries, directors’ fees, legal fees, listing fees, share based compensation costs, and other administrative expenses.

Revenues from each of the following customers accounted for over 10% of our consolidated revenues:

	Year ended		Year ended		Year ended
(in thousands of $)	December 31, 2024		December 31, 2023		December 31, 2022
Major commodity trading company	64,641	52%	14,941	41%	—	—%
Commodity and energy transition company	24,036	19%	13,078	35%	—	—%
Multi-modal transport company	28,413	23%	8,717	24%	—	—%

Our vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific geographical locations.

6.     Earnings (Loss) per share

The computation of basic earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period. The assumed conversion of potentially dilutive instruments which are 620,000 share options outstanding as at December 31, 2023 does not have an impact on our weighted average number of share outstanding used in calculating diluted EPS. During the year ended December 31, 2022, diluted loss per share excludes the potential effect of conversion of the 620,000 share options outstanding as the share options were anti-dilutive.

The dilutive impact of the assumed conversion of potentially dilutive instruments which are 800,000 share options outstanding as at December 31, 2024 is shown as follows:

	Year ended	Year ended	Year ended
(in thousands of $ except share and per share data)	December 31, 2024	December 31, 2023	December 31, 2022
Basic earnings (loss) per share	$0.48	$0.04	$(0.06)
Diluted earnings (loss) per share	$0.48	$0.04	$(0.06)

Net income (loss)	21,044	1,514	(1,953)
Issued common shares at end of the period	43,900,000	43,900,000	32,152,857
Weighted average number of shares outstanding for the period, basic	43,900,000	38,644,250	32,152,857
Dilutive impact of share options	8,667	—	—
Weighted average number of shares outstanding for the period, diluted	43,908,667	38,644,250	32,152,857

7.     Interest expense

	Year ended	Year ended	Year ended
(in thousands of $ )	December 31, 2024	December 31, 2023	December 31, 2022
Interest expense, gross	(48,592)	(21,406)	(1,787)
Capitalized interest on newbuildings	1,956	7,805	1,787
Interest expense, net of amounts capitalized	(46,636)	(13,601)	—

8.     Time charter revenues

Lessor

Our twelve vessels are operating on time charter contracts, one on a fixed rate contract, while the remaining eleven are on variable rate contracts, with remaining charter periods ranging from 2 to 24 months as of December 31, 2024. Under the variable rate contracts, the Company earns revenues based on the Capesize Index published by the Baltic Exchange plus a premium which varies depending on contract terms. In addition, the Company earns scrubber and LNG benefits based on the spread between high sulphur fuel oil and very low sulphur fuel oil or the spread between liquified natural gas and very low sulphur fuel oil.

The component of operating lease income is as follows:

	Year ended	Year ended	Year ended
(in thousands of $ )	December 31, 2024	December 31, 2023	December 31, 2022
Time charter revenues	123,580	36,736	—

Time charter revenues on our variable rate contracts amounted to $77.4 million, $22.6 million and $nil in the years ended December 31, 2024, 2023 and 2022, respectively.

The future undiscounted minimum lease payments to be received under our fixed rate contracts as of December 31, 2024 is as follows:

(in thousands of $)
2025	1,920

9.     Prepaid expenses and other current assets

Prepaid expenses and other current assets comprise of:

(in thousands of $)	December 31, 2024	December 31, 2023
Prepaid interest (1)	2,286	2,410
Other prepaid expenses (2)	1,329	997
Inventory	1,505	634
Other current assets (3)	1,060	2,402
	6,180	6,443

(1) Prepaid interest relates to interest paid in advance for "Mount Norefjell,” “Mount Ita,” “Mount Etna” and “Mount Blanc”. Bareboat payments on the lease for these vessels were paid in advance.

(2) Other prepaid expenses are primarily comprised of prepaid operating expenses, prepaid insurance and cash advance to crew for delivered vessels.

(3) Other current assets primarily relates to funding advanced to vessel managers.

10.     Equity method investment

The table below sets forth the carrying value of our equity method investment:

(in $ thousands)	2024
Opening balance	—
Additions (1)	305
Share options expense to employees of acquiree (2)	30
Loss from equity method investment	(11)
As of December 31	324

(1) In August 2024, we acquired 12,000 shares in 2020 Bulkers Management AS (“2020 Bulkers Management”) for $0.3 million (NOK3.2 million). The acquired shares represent 40% of the issued shares of 2020 Bulkers Management. As the Company has the ability to exercise significant influence over this company, we have accounted for our investment in 2020 Bulkers Management as an equity method investment.

(2) This pertains to 40% of the share options granted by the Company to employees of 2020 Bulkers Management.

11.     Newbuildings

The table below sets forth the carrying value of our newbuildings:

(in thousands of $)	2024	2023
As of January 1	132,646	176,145
Installment payments(1)	310,773	378,305
Capitalized interest	1,956	7,805
Other capitalized costs(2)	5,461	8,126
Reclassification to Vessels and equipment(3)	(450,836)	(437,735)
As of December 31	—	132,646

(1) Installment payments in the year ended December 31, 2024 include $310.8 million for the fifth and sixth installments net of address commissions to New Times Shipyard for newbuildings “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Of this amount, $5.1 million relating to the sixth installments for “Mount Bandeira” and “Mount Hua” were paid in December 2023 in advance of their deliveries in January 2024 and were presented as “Other non-current assets” on the consolidated balance sheet as of December 31, 2023.

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

The Company drew down $295.5 million and $388.0 million in the years ended December 31, 2024 and 2023, respectively, on the sale leaseback financing to fund these installments and the installment payments were made by AVIC, CCBFL and Jiangsu (as these terms are defined in Note 14) on behalf of the Company.

(2)     Other capitalized costs primarily includes direct costs associated with the supervision of our newbuilding program.

(3) “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” were delivered in the year ended December 31, 2024 and their corresponding costs were reclassified to Vessels and equipment. “Mount Norefjell,” “Mount Ita,” “Mount Etna,” “Mount Blanc,” “Mount Matterhorn” and “Mount Neblina” were delivered in the year ended December 31, 2023 and their corresponding costs were reclassified to Vessels and equipment.

There were no indicators of impairment of newbuildings as of December 31, 2023.

12.     Vessels and equipment, net

(in thousands of $)	2024	2023
Cost
As of January 1	437,735	—
Additions	450,836	437,735
As of December 31	888,571	437,735

Depreciation and amortization
As of January 1	(9,118)	—
Charge for the year	(26,474)	(9,118)
As of December 31	(35,592)	(9,118)

Net book value as of December 31	852,979	428,617

The table below shows the dates the vessels were delivered to the Company:

Vessel	Delivery date
Mount Norefjell	March 2, 2023
Mount Ita	March 9, 2023
Mount Etna	April 13, 2023
Mount Blanc	May 31, 2023
Mount Matterhorn	July 13, 2023
Mount Neblina	August 29, 2023
Mount Bandeira	January 5, 2024
Mount Hua	January 8, 2024
Mount Elbrus	January 11, 2024
Mount Denali	April 19, 2024
Mount Aconcagua	June 6, 2024
Mount Emai	June 13, 2024

During the years ended December 31, 2024 and 2023, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of December 31, 2024 and 2023, and concluded that there were no such indicators.

13. Accrued expenses

Accrued expenses comprise of:

(in thousands of $)	December 31, 2024	December 31, 2023
Accrued interest (1)	5,411	1,318
Accrued operating expenses	764	724
Dividend payable (2)	439	—
Other accrued expenses (3)	615	489
	7,229	2,531

(1) Accrued interest relates to unpaid interest on the sale and leaseback facilities for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn”, “Mount Neblina”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Bareboat payments on the leases for these vessels are paid in arrears.

(2) In December 2024, the Board approved a cash distribution of $0.01 per share for November 2024 which was paid in January 2025.

(3) Other accrued expenses include accruals for commissions, audit fees, legal fees and management fees.

14.     Debt

(in thousands of $)	December 31, 2024	December 31, 2023
Total debt, net of deferred finance charges	713,887	439,496
Less: Current portion of long-term debt, net of deferred finance charges	(24,304)	(19,795)
Long-term debt, net of deferred finance charges	689,583	419,701

(in thousands of $)	December 31, 2024	December 31, 2023	Maturity dates
Vessel financing (Mount Norefjell)	58,810	61,297	March 2030
Vessel financing (Mount Ita)	58,814	61,302	March 2030
Vessel financing (Mount Etna)	59,346	61,812	April 2030
Vessel financing (Mount Blanc)	59,253	61,681	May 2030
Vessel financing (Mount Matterhorn)	60,495	62,509	July 2030
Vessel financing (Mount Neblina)	60,494	62,509	August 2030
Vessel financing (Mount Hua)	61,535	13,683	January 2031
Vessel financing (Mount Bandeira)	61,535	13,683	January 2031
Vessel financing (Mount Elbrus)	61,535	13,783	January 2031
Vessel financing (Mount Denali)	62,025	13,783	April 2031
Vessel financing (Mount Aconcagua)	62,024	13,783	June 2031
Vessel financing (Mount Emai)	62,024	13,783	June 2031
Total debt, gross	727,890	453,608
Less: Deferred finance charges	(14,003)	(14,112)
Total debt, net of deferred finance charges	713,887	439,496

The outstanding debt as of December 31, 2024, is repayable as follows:

Year ending December 31
(in thousands of $)
2025	26,913
2026	26,064
2027	27,539
2028	29,563
2029	31,525
Thereafter	586,286
Total	727,890
Deferred finance charges	(14,003)
Total debt, net of deferred finance charges	713,887

AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements

The Company has entered into sale and leaseback transactions accounted for as financing transactions. In February 2022, the Company entered into sale and leaseback arrangements with AVIC for the first four newbuildings “Mount Norefjell,” “Mount Ita,” “Mount Etna” and “Mount Blanc” which were delivered from New Times Shipyard. Pursuant to the lease financing, Himalaya Shipping received pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million paid for each of the third and fourth installments). As security for the pre-delivery financing, the Company entered into an agreement to assign to AVIC the first four newbuilding contracts and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned by AVIC. The vessels were delivered in the year ended December 31, 2023 and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million, declining to $47.2 million after year 7.

In February 2023, the sale leaseback agreements for the first four newbuildings were amended whereby AVIC agreed to finance 90% of the sixth installments on the newbuilding contracts or $2.2 million for each vessel relating to the cost of installing scrubbers on each vessel. There are repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as: a) LIBOR plus a margin of 4.5% for the period until June 30, 2023; and b) Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023.

Under the relevant financing agreements, payment of dividends or other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessel that are payable within the following six months.

The fixed price purchase options in addition to the cash penalty of $25.0 million per vessel which is payable for not exercising any of the purchase options under the sale and leaseback transaction results in a failed sale and leaseback and therefore, the transaction is accounted for as a financing transaction.

In the year ended December 31, 2023, the Company drew down $200.0 million (2022: $54.3 million) on the AVIC financing to pay scheduled delivery installments for the first four newbuildings. The amount outstanding under the facility was $236.2 million and $246.1 million as of December 31, 2024 and December 31, 2023, respectively. The carrying value of vessels and equipment financed by AVIC was $272.4 million and $282.1 million as of December 31, 2024 and December 31, 2023, respectively.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

In April 2022, the Company entered into sale and leaseback arrangements with CCBFL for newbuildings “Mount Matterhorn,” “Mount Neblina,” “Mount Bandeira,” “Mount Hua,” “Mount Elbrus,” “Mount Denali,” “Mount Aconcagua” and “Mount Emai” to be delivered from New Times Shipyard. Pursuant to the lease financing, CCBFL provided pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million and $6.9 million, respectively) for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. As security for the pre-delivery financing, the Company entered into an agreement to assign to CCBFL the relevant newbuilding contracts and the related refund guarantees, as well as giving a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by CCBFL. The financing amount for each of the vessels is the lower of 90% of the newbuilding contract price and $63.0 million. The vessels were chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and therefore, the transaction is accounted for as a financing transaction.

In the year ended December 31, 2024, the Company drew down $196.9 million (2023: $160.6 million and 2022: $20.5 million) on the financing to pay scheduled delivery installments. The amount outstanding under the facility was $368.6 million and $180.2 million as of December 31, 2024 and December 31, 2023, respectively. The carrying value of vessels and equipment financed by CCBFL was $436.0 million and $146.5 million as of December 31, 2024 and December 31, 2023, respectively. The carrying value of newbuildings financed by CCBFL was $87.7 million as of December 31, 2023.

After 180 days of the delivery of each newbuilding, each subsidiary under the CCBFL sale leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the following three months which amounts to approximately $1.5 million per vessel. As of December 31, 2024, the Company is required to maintain a total minimum cash balance of $9.3 million in the subsidiaries that lease “Mount Matterhorn”, “Mount Neblina”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, which are included in cash and cash equivalents on the consolidated balance sheet as of December 31, 2024 as there are no legal restrictions on the bank account.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing arrangements

In December 2022, the Company, CCBFL and Jiangsu entered into novation and assignment agreements to transfer and assign all of CCBFL’s rights and obligations to Jiangsu under the corresponding sale leaseback arrangements for newbuildings “Mount Bandeira” and “Mount Hua.” The novation was accounted for as a debt extinguishment. The transfer was effective in March 2023. The terms under the sale leaseback arrangements remain unchanged. Upon delivery of the relevant vessels from New Times Shipyard in January 2024, the vessels were sold to companies owned and designated by Jiangsu and chartered back on seven-year bareboat charters, which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million and declines to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and therefore, the transaction is accounted for as a financing transaction.

In the year ended December 31, 2024, the Company drew down $98.6 million (2023: $27.4 million) from Jiangsu for delivery installments on the “Mount Hua” and “Mount Bandeira”. The amount outstanding under the facility was $123.1 million and $27.4 million as of December 31, 2024 and December 31, 2023, respectively. The carrying value of vessels and equipment financed by Jiangsu was $144.5 million as of December 31, 2024.

After 180 days of the delivery of each newbuilding, each subsidiary under the Jiangsu sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of December 31, 2024, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Bandeira”, and “Mount Hua”, which are included in cash and cash equivalents on the consolidated balance sheet as of December 31, 2024 as there are no legal restrictions on the bank account.

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. Bareboat payments are paid quarterly in advance under the arrangement with AVIC and quarterly in arrears under the arrangements with CCBFL and Jiangsu. The Company has classified the estimated amortization of the bareboat payments due within twelve months from December 31, 2024 and December 31, 2023 as “Current portion of long-term debt” in the consolidated balance sheets.

Under the sale and leaseback financing arrangements, we are required to pay loan fees to AVIC, CCBFL and Compass Advisory Services Pte. Ltd. from the date we entered into the Sale and Leaseback Agreements up to the delivery date of the vessels which we net off against “Current portion of long-term debt” and “Long-term debt” in the Consolidated Balance Sheets. In the years ended December 31, 2024 and 2023, we paid loan fees of $2.3 million and $7.4 million, respectively.

Drew Holdings Limited. (“Drew”) – Revolving Credit Facility

As of December 31, 2024, the Company has a $10.0 million Revolving Credit Facility agreement with Drew, who is a significant shareholder in the Company. Refer to Note 17 for details on the terms of the agreement with Drew.

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

As of December 31, 2024 and 2023, we were in compliance with all of our covenants in each of our financing arrangements to the extent applicable.

15.     Financial instruments

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

Guarantees

The Bank of China Limited, Jiangsu Branch, gave letters of guarantee to two, and the Agricultural Bank of China, Jiangsu Branch to 10, of the 12 Liberian subsidiaries of the group for all installment payments made prior to delivery of the vessels under each of their respective newbuilding contracts. The Company issued guarantees to New Times Shipyard for payment of installments on all the newbuilding contracts. Following the delivery of the vessels, these guarantees were terminated.

Fair values

The carrying value and estimated fair value of the Company’s financial instruments were as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data

(in thousands of $)		December 31, 2024		December 31, 2023
	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents(1)	Level 1	19,369	19,369	25,553	25,553
Liabilities
Current portion of long-term debt(2)(3)	Level 2	26,913	26,913	21,234	21,234
Long-term debt(2)(3)	Level 2	730,659	700,977	429,037	432,374

(1)     All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, the carrying value is a reasonable estimate of the fair value.
(2) The fair value of the current portion of long-term debt and long-term debt have been corroborated using discounted cash flow models and market interest rates as of December 31, 2024 and 2023.
(3)     Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table are gross of deferred finance charges amounting to $14.0 million and $14.1 million at December 31, 2024 and 2023, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of December 31, 2024 and 2023 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that all of the amounts are carried with DNB Bank ASA (“DNB”). However, we believe this risk is remote, as DNB is an established financial institution.

A concentration of customer risk exists with four charterers accounting for all of our revenues during the year ended December 31, 2024. We consider the credit risk of these charterers is mitigated by the charter hires being payable 15 days in advance. Further, we believe the risk is remote, as all charterers are well established companies. Details of revenues derived from each charterer that accounted for over 10% of our consolidated revenues are found in Note 5.

There is a concentration of market risk as eleven out of twelve of our time charters are variable rate contracts, whereby the Company earns revenues based on the Baltic Capesize Index. The Company manages this risk by converting the index linked charters to fixed rate time charters from time to time, during periods of increasing charter hire rates, to cover periods of decreasing charter hire rates.

16.     Commitments and contingencies

Assets pledged

(in thousands of $)	December 31, 2024	December 31, 2023

Book value of vessels secured against long-term debt	852,979	428,617
Book value of newbuildings secured against long-term debt	—	132,646
Total	852,979	561,263

Contingencies

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

17.     Related party transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of December 31, 2024, Drew holds 30.4% of the Company’s outstanding common shares.

In March 2022, the Company entered into a $15.0 million revolving credit facility agreement with Magni. The facility was unsecured and interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The Magni Facility was available to the Company until December 31, 2023 and was to be repaid by December 31, 2024. In December 2022, the revolving credit facility was cancelled and a new revolving credit facility with Drew was entered into on the same terms. $1.0 million was drawn on December 19, 2022 and remained outstanding as of December 31, 2022. In the year ended December 31, 2023, the Company drew down an additional $1.0 million and subsequently repaid the full outstanding amount of $2.0 million.

Effective December 18, 2023, an addendum to the Drew facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term Secured Overnight Financing Rate (“SOFR”). The amended facility bear interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

On October 31, 2024, the Company entered into an addendum with Drew in relation to the revolving credit facility to: (i) include a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period, (ii) extend the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026, and (iii) change the margin on the Term Secured Overnight Financing Rate (“SOFR”) to 6.5% per annum.

As of December 31, 2024, the Company has $10.0 million available to drawdown from this facility. Refer to Note 20 for details on the draw down subsequent to December 31, 2024.

Corporate support agreement

The Company’s incorporator and sole initial shareholder, Magni was the key initiator of the Himalaya project and provided corporate and financial assistance throughout the process, including extensive assistance in connection with obtaining the financing for the installments to date as well as the private placements. The Company entered into a corporate support agreement with Magni whereby Magni was compensated for its services to the Group since the inception of the Company, and for its key role in identifying and pursuing business opportunities for the Group (the “Corporate Support Agreement”). As Magni indirectly held a controlling interest in the Company at the time the Corporate Support Agreement was entered into, the Company treated the Corporate Support Agreement as a related party transaction. Pursuant to the Corporate Support Agreement, Magni continued to support the Company’s business development through assisting with the pre-financing and post-financing of the Company’s newbuilding program, in finding employment for the vessels, in recruiting suitable individuals to the Company’s organization and with general high-level administrative support. The parties agreed in 2021 that compensation in the amount of $2.7 million was to be paid by the Company to Magni in four equal tranches for services provided under the Corporate Support Agreement.

The tranches were split equally on each of the first four newbuildings delivered from New Times Shipyard in 2023, so that $0.7 million was payable on each such delivery. Such amount equals the address commission received on the first four vessels, which was agreed with the yard before the project opened to external investors.

Following the delivery of the first four vessels in the year ended December 31, 2023, the total fee of $2.7 million was paid in 2023.

2020 Bulkers Management

In February 2023, the Company signed an agreement with 2020 Bulkers Management, replacing a similar management agreement entered into in October 2021. Pursuant to the management agreement, 2020 Bulkers Management provides the Company with certain operational, commercial and management services. The Company pays 2020 Bulkers Management a management fee subject to annual estimates and calculated, based on, among other things, expected activity level of the Company and the expected scope of services to be provided by 2020 Bulkers Management in relation to the Company in the year, payable quarterly, in four equal tranches. Such management fee shall equal certain costs plus a mark-up, based on the sum of (i) the direct payroll costs allocated to the performance of the services under the management agreement and (ii) certain shared costs corresponding to infrastructure costs in such year related to the performance of such services, such sum to be marked-up by a margin of 13%. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. The management agreement is for an indefinite period and can be terminated by either party upon one month’s notice.

Following the acquisition of 40% of the issued shares in 2020 Bulkers Management, 2020 Bulkers Management became a related party from August 29, 2024. Management fees from 2020 Bulkers Management of $0.4 million were recognized as a related-party transaction in the period from August 29, 2024 to December 31, 2024.

As of December 31, 2024, the Company has $0.3 million payable to 2020 Bulkers Management presented under “Trade payables” on the Consolidated Balance Sheets.

18.     Share based compensation

In September 2021, the Board of Directors established a long-term incentive plan allocating 800,000 of the Company’s authorized but unissued share capital.

In March 2022, the Board approved a grant of 120,000 share options to management resources (employees from 2020 Bulkers Management AS providing management services) and directors. The share options granted to date have a five-year term and cliff vest three years from the date of grant. The exercise price is US$8.0 per share and will be reduced by any dividends and cash distributions declared.

In February 2024, the Board approved a grant of 115,000 share options to key human resources and one director. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $8.00 per share and will be reduced by any dividends and cash distributions declared.

In September 2024, the Board approved a grant of 65,000 share options to a key human resource. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $10.00 per share and will be reduced by any dividends and cash distributions declared.

Stock compensation expense of $0.5 million, $0.5 million and $0.4 million was expensed in the years ended December 31, 2024, 2023 and 2022, respectively, and recognized in “General and administrative expenses” in the Consolidated Statements of Operations.

The table below sets forth the number of share options, weighted average remaining life, weighted average exercise price and weighted average grant date fair value price for the years ended December 31, 2024, 2023 and 2022, respectively:

	Outstanding share options	Weighted average remaining life	Weighted average exercise price (in $)	Weighted average grant date fair value (in $)
Outstanding as of December 31, 2021, unvested	500,000	4.0	8.00	2.20
Outstanding as of December 31, 2021, exercisable	—	0.0	—	—
Granted	120,000	4.0	8.00	1.95
Vested	—	0.0	—	—
Forfeited	—	0.0	—	—
Outstanding as of December 31, 2022, unvested	620,000	3.0	8.00	2.15
Outstanding as of December 31, 2022, exercisable	—	0.0	—	—
Granted	—	0.0	—	—
Vested	—	0.0	—	—
Forfeited	—	0.0	—	—
Outstanding as of December 31, 2023, unvested	620,000	3.0	8.00	2.15
Outstanding as of December 31, 2023, exercisable	—	0.0	—	—
Granted	180,000	5.0	8.72	2.98
Vested	(500,000)	0.0	7.53	2.20
Forfeited	—	0.0	—	—
Outstanding as of December 31, 2024, unvested	300,000	3.5	8.01	2.57
Outstanding as of December 31, 2024, exercisable	500,000	1.9	7.52	—

The average of the exercise prices (reduced by dividends and cash distributions declared, if applicable) at the time of granting, exercising forfeiting and vesting of the share options are shown for share options granted, exercised, forfeited and vested on the above table. For share options outstanding at the beginning and end of the year, the average of the exercise prices shown have been reduced by dividends and cash distributions declared,

The total fair value of share options that vested in the year ended December 31, 2024 was $1.1 million.

The aggregate intrinsic value of share options that were both outstanding and exercisable as of December 31, 2024 was $nil as the exercise price was higher than the market value of the share options.

The fair value of the share options granted in September 2024, February 2024 and March 2022 were calculated using the Black-Scholes option pricing model using the following inputs:

	2024	2024	2022
Grant date	September 2	February 19	March 10
Risk-free rate	3.75%	4.36%	2.00%
Expected life	5.0 years	5.0 years	4.0 years
Expected future volatility	38%	46%	56%

In 2024, the expected future volatility was based on an analysis of historical volatility of the Company’s common shares. In 2022, the expected future volatility was based on peer group volatility due to the short lifetime of the Company.

As of December 31, 2024, 2023 and 2022, there was no intrinsic value for unvested outstanding awards.

As of December 31, 2024, the total unrecognized compensation cost amounting to $0.5 million relating to options outstanding is expected to be recognized over a weighted average period of 1.5 years.

19.     Shareholders’ equity

The authorized share capital of the Company as of December 31, 2024 and 2023 was $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In April 2023, the Company completed its IPO in the U.S, whereby the Company issued 7,720,000 common shares at an offering price of $5.80 per common share and subsequently issued an additional 910,000 common shares in a partial exercise of the over-allotment option in May 2023. Net proceeds from the offering amounted to $44.9 million which were used for funding acquisitions of newbuildings on order, repayment of indebtedness, funding our working capital needs and general corporate purposes.

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

The following cash distributions were declared in the twelve months ended December 31, 2024:

Declaration date	Amount per share (in $)	Payment date
February 2024	0.01	March 2024
March 2024	0.03	April 2024
April 2024	0.03	May 2024
May 2024	0.04	June 2024
June 2024	0.04	July 2024
July 2024	0.05	July 2024
August 2024	0.06	August 2024
September 2024	0.07	September 2024
October 2024	0.10	October 2024
November 2024	0.04	November 2024
December 2024	0.01	January 2025

The above cash distributions were made from the Company's Contributed Surplus account.

20.     Subsequent events

On January 7, 2025, the Board approved a cash distribution of $0.005 per share for shareholders of record as of January 21, 2025. On February 11, 2025, the Board approved a cash distribution of $0.005 per share for shareholders of record as of February 21, 2025. On March 7, 2025, the Board approved a cash distribution of $0.005 per share for shareholders of record as of March 19, 2025.

In 2025, the Company drew down $6.0 million from the revolving credit facility with Drew.

In March 2025, the Company issued 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share. Gross proceeds amounted to approximately $15.0 million which will be used for general corporate purposes.