Form 20-F
period 2025-12-31
Himalaya Shipping Ltd.
filed 2026-03-12
CIK 1959455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
46,650,000 Common Shares, par value $1.00 per share
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
Yes ☐     No ☐

NOTE ON THE PRESENTATION OF INFORMATION

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, unless the context otherwise requires, (i) references to “Himalaya Shipping Ltd,” “Himalaya Shipping,” the “Company,” the “Registrant,” “we,” “us,” “Group,” “our” and words of similar import refer to Himalaya Shipping Ltd. and its consolidated subsidiaries, (ii) references to “our vessels” and “our fleet” refer to the 12 Newcastlemax dry bulk vessels.

References in the annual report to (i) our “Board” or “Board of Directors” refer to the board of directors of Himalaya Shipping Ltd. as constituted at any point in time and “Director” or “Directors” refers to a member or members of the Board, as applicable, (ii) our “Memorandum,” and the “Bye-Laws,” refer to the memorandum of association and the amended and restated bye-laws of Himalaya Shipping Ltd., respectively, each as in effect from time to time, (iii) “Magni” or “Magni Partners” refers to Magni Partners (Bermuda) Limited, (iv) “Drew” refers to Drew Holdings Limited, (v) “New Times” or “New Times Shipyard” refers to New Times SB Jingjiang shipyard in China, (vi) “1-4 Shipbuilding Contracts” refer to the shipbuilding contracts with New Times relating to four vessels with hull numbers 0120833, 0120834, 0120835 and 0120836, (vii) “5-8 Shipbuilding Contracts” refer to the shipbuilding contracts with New Times relating to four vessels with hull numbers 0120837, 0120838, 0120839 and 0120840, (viii) references to “9-12 Shipbuilding Contracts” refer to the shipbuilding contracts with New Times relating to four additional vessels with hull numbers 0120841, 0120842, 0120843 and 0120844, (ix) “Shipbuilding Contracts” refer to 1-4 Shipbuilding Contracts, 5-8 Shipbuilding Contracts and 9-12 Shipbuilding Contracts, as the context requires, (x) “Avic Leasing Arrangements” or “Avic Leasing” refers to our sale and leaseback agreements with subsidiaries of Avic International Leasing Co., Ltd. in relation to the four vessels under our 1-4 Shipbuilding Contracts, (xi) “CCBFL Leasing Arrangements” or “CCBFL Leasing” refers to our sale and leaseback agreements with subsidiaries of CCB Financial Leasing Co., Ltd., in relation to six vessels under our 5-8 Shipbuilding Contract and 9-12 Shipbuilding Contracts, (xii) “Jiangsu Financial Leasing Arrangements” or “Jiangsu Financial Leasing” refers to our sale and leaseback agreements with subsidiaries of Jiangsu Financial Leasing Co. Ltd. in relation to vessels with hull numbers 0120839 and 0120840, originally financed under the CCBFL Leasing, (xiii)“Sale and Leaseback Agreements” refer to the Avic Leasing, the CCBFL Leasing, and the Jiangsu Leasing, (xiv) “Drew Holdings Revolving Credit Facility” or “Drew Holdings RCF” refers to our unsecured revolving credit facility with Drew, (xv) “Financing Arrangements” refer to our Avic Leasing Arrangements, CCBFL Leasing Arrangements, Jiangsu Financial Leasing Arrangements and Drew Holdings RCF described more fully herein, collectively, (xvi) the “Corporate Support Agreement” refers to our corporate services agreement with Magni Partners, (xvii) the “Management Agreement” refers to our management agreement with 2020 Bulkers Management AS (“2020 Bulkers Management” or “Manager”), and (xviii) the “Ship Management Agreements” refer to management agreements with respect to each vessel in our fleet, with either Wilhelmsen Ship Management (Norway) AS, or “Wilhelmsen,” or OSM Bergen Dry AS, or “OSM,” each a “ Ship Manager.”

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

Our consolidated financial statements included in this annual report comprise our consolidated statements of operations, consolidated statements of cash flows and changes in shareholders’ equity for the years ended December 31, 2025, 2024 and 2023 and consolidated balance sheets as of December 31, 2025 and 2024 (the “Audited Consolidated Financial Statements”). We present our consolidated financial statements in U.S. dollars.

Unless otherwise indicated, all references to “U.S.$” and “$” in this annual report are to, and amounts are presented in, U.S. dollars. All references to “£,” “Pounds” or “GBP” are to pounds sterling. All references to “NOK” are to Norwegian Kroner.

NON-U.S. GAAP FINANCIAL INFORMATION

In this annual report, we disclose non-GAAP financial measures, namely average Time Charter Equivalent (“TCE”) earnings, gross and EBITDA, as defined under "Item 5. Operating and Financial Review and Prospects." These measures are important measures that we and our business use to assess financial performance. Average TCE earnings, gross, is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commissions, and dividing by the number of operational days. Our management believes average TCE earnings, gross can provide additional meaningful information for investors to analyze our fleets' daily income performance. EBITDA is calculated as net income adjusted for depreciation of vessels and equipment, total financial expenses, net and income tax expense. We believe that EBITDA increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of depreciation, financing and tax items. Our calculation of these non-GAAP financial measures may not be comparable to that reported by other companies.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report and any related discussions contain statements that constitute forward-looking statements. Within the meaning of the Private Litigation Securities Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations, and many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “objective” and “potential,” among others.

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management, and include the following:

•our charters and charter strategy;
•expected trends in our industry, including those discussed under Item 4.B. “Business Overview—Dry Bulk Shipping Industry” and “—Capesize Fleet Development”;
•the development of projects in Guinea and Brazil, including timing of completion of such projects, output of such projects and impact on the Capesize market;
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
•our strategy and plans;
•the statements in Item 5.D “Trend Information”;
•our plans to meet our liquidity requirements;
•our dividend policy;
•our plans to make modifications to our vessels as discussed in Item 4.B.;
•our plan to increase our ownership in 2020 Bulkers Management; and
•other non-historical statements.

Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including the following:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•demand for the products our vessels carry and the status of projects, and timing of commencement of operations and number of production of projects that produce iron ore and other products we ship;
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
•potential disruption of shipping routes due to accidents, hostilities or political events including risks relating to the military actions in the Middle East;
•our ability to refinance our debt and other obligations as they fall due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•the risk of a continued economic slowdown in China and other factors impacting demand from China;
•global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions, including the impact of military actions in the Middle East;
•changes in the size of the fleet or ton miles;
•the development of projects in Guinea and Brazil, including timing of completion of such projects, output of such projects and impact on the Capesize market;
•our ability to pay dividends and cash distributions, and the amount of dividends and cash distributions we ultimately pay;
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
•risks relating to our depending on the Ship Managers and the Manager; and
•other risks described in Item 3. Key Information—D.—Risk Factors.

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

SUMMARY OF KEY RISKS

Our business, financial condition, results of operations and liquidity may be materially affected by the risks described below. Apart from the risks that we consider material, we may also be adversely impacted by additional risks affecting other companies, such as risks related to the conducting of international operations, climate change, technological changes and geopolitical events. These risks may cause our future results to be materially different than our current expectations. Some of the factors and events discussed may have occurred previously. Any such disclosure of risks and potential consequences of risks materializing does not constitute a representation that such factors, events, or contingencies have or have not occurred in the past; it is provided because their potential future occurrence could have a material adverse effect on our business.

Risks Related to Our Business

•We charter our vessels on time charters in a volatile shipping industry.
•We depend upon a limited number of significant customers for a large part of our revenues.
•Rising crew costs, inflation, and their connected increase in wages could adversely affect our results of operations.
•Liquidity risk could impair our ability to fund operations.
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
•Our contracted Chief Executive Officer and Chief Financial Officer do not devote all of their time to our business, which may hinder our ability to operate successfully.

Risks Related to Taxation

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
•Covenants in our Financing Arrangements impose financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

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
•A significant decrease in the market values of our vessels could cause us to incur an impairment loss and could have a material adverse effect on our ability to obtain future financing.
•We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
•We may be subject to requirements and standards imposed by charterers and the failure to comply with these may subject us to increased costs and adversely affect our operations.
•If our vessels fail to maintain their class certification imposed by classification societies and/or fail any annual survey, intermediate survey, dry docking or special survey, those vessels would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain provisions in our credit agreements.
•If our vessels do not meet certain operational and technical requirements imposed by ports, our vessels may be refused entry into these ports or incur increased costs to meet these requirements which could have an adverse effect on our business, results of operations and financial conditions.
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
•We operate dry bulk vessels worldwide and our business has inherent operational risks, which may result in damage to our vessels leading to unexpected drydocking costs and delays or total loss of our vessels.
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
•Our Board of Directors may not declare cash dividends and/or cash distributions in the future.
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

Our fleet currently operates on index-linked time charters and we intend to employ our vessels primarily in the index-linked market. Under our index-linked time charters, we have the option to convert these to fixed time charters subject to certain conditions, including agreement of the parties. For example, we have agreed to convert the index-linked charters to fixed rate time charters for four vessels from January 1, 2026 to March 31, 2026. The time charter market is highly competitive and spot market charter hire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While the index-linked time charter market may enable us to benefit in periods of increasing charter hire rates, we must renew our charters in a volatile dry bulk market, which makes us vulnerable to declining charter rates. When our time charter agreements are terminated or expire without being renewed, we must seek new bareboat or time charter agreements for these vessels or operate on the spot market. Bareboat or time charters may not be available for the vessels following termination or expiration, and bareboat or time charter rates in effect at the time of such termination or expiration may not be comparable to those in effect under the existing time charters. In addition, we are subject to market volatility as a result of our index-linked charters. As a result of the volatility in the dry bulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter hire rates or premiums or at all. Future charter hire rates may not enable us to operate our vessels profitably, or to pay dividends.

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

Over the last few years, worldwide economies have experienced inflationary pressures. Supply chain and transportation constraints, as well as volatility and rising energy, food and commodity prices, have contributed to global price growth. Inflationary pressures could result in increased operating, voyage and administrative costs which could in turn negatively impact the Company’s operating results and cash flows. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and the Company in particular may not be able to offset such cost increases sufficiently. In addition, the increase in the size of the global shipping fleet has led to the limited supply of, and increased demand for crew, creating upward pressure on crew costs. Continued higher crew costs or further increases in crew costs coupled with a persistent inflationary environment and the connected increase in crew wages could adversely affect our results of operations.

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

If we experience a significant decrease in cash generated from our operations, or are unable to maintain our access to or secure new sources of financing, this would have a significant impact on our ability to meet our obligations or continue our operations. In such cases, if additional financing sources are unavailable, or not available on reasonable terms, our financial condition, results of operations, growth, and future prospects, could be materially adversely affected, and we may be unable to continue as a going concern. As such, we cannot assure you that cash flow generated from our business and other sources of cash, including the Drew Holdings RCF or any new debt and equity financings, will be sufficient to enable us to pay our indebtedness and to fund our other liquidity needs.

We are subject to risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our business.

We have entered, and plan to enter, into various contracts, including charter parties with our customers, vessel management agreements, our Sale and Leaseback Agreements, and other agreements. Such agreements subject us to counterparty risks. Such risks may be relevant for contracts we may enter into in the future and for the contracts, which we have already entered into, including the Avic Leasing, CCBFL Leasing and Jiangsu Leasing, the Management Agreement and the Corporate Support Agreement. The ability or willingness of each of our counterparties to perform their obligations under a contract with us depends on a number of factors that are beyond our control, which may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for our Newcastlemax dry bulk carriers, the supply and demand for commodities and various other factors. Should our counterparties fail to honor their obligations under agreements with us, this could have a material adverse effect on our business, results of operations and financial condition.

Charterers are sensitive to the commodity markets and demand for our services may be impacted by market forces affecting commodities. In addition, in depressed market conditions, charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on time charters may be at lower rates compared to the rates currently being earned on our vessels. If our charterers fail to meet their obligations to us or attempt to renegotiate charter agreements, we could sustain significant losses which could have a material adverse effect on our business, results of operations and financial condition. Any steps the Company may take to mitigate such consequences for example through re-negotiation of terms with its lenders, or striving to re-charter or seek remedies from defaulting charterers, may not be successful and may lead to negative reactions from its lenders which may be detrimental for the Company’s business.

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

We are a holding company and our subsidiaries, which are all wholly owned by us, conduct all of our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and pay dividends depends on our subsidiaries and their ability to distribute funds to us. In addition, pursuant to the Avic Leasing Arrangement, a dividend or cash or other distributions by our subsidiaries that are obligors under that arrangement, is only allowed if immediately following such dividend or other distribution, there will be maintained in the relevant subsidiary’s account a total amount no less than the higher of (a) $3.6 million, and (b) the bareboat hire rate under the facility and the operating expenses for the relevant vessel that are payable within the next six months on a pro forma basis after such payment distribution; and the obligation of each of our subsidiaries to maintain a minimum cash balance in its account equivalent to three months’ charter hire under the applicable CCBFL Leasing and Jiangsu Leasing. The foregoing amounts to approximately $1.5 million per subsidiary that is an obligor under such arrangement which limits the amount of dividends that the subsidiaries are able to pay up to us.

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

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations,” respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service center business, intellectual property business and conducting business as a holding entity.

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

If we fail to comply with our obligations under the Bermuda Economic Substance Act or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and disclosure of information to foreign tax officials in related jurisdictions, and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, results of operations and financial condition.

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

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations. However, measures we take to try to protect our vessels and other operations against cybersecurity attacks and any disruption to their information systems may not be effective or adequately prevent security breaches, which are constantly evolving and have become increasingly sophisticated. Cybersecurity threats may not be recognized or detected until they have been launched, and we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

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

We process and obtain certain personal information relating to individuals, and any failure by us to comply with the GDPR or other data privacy laws where applicable could result in proceedings or actions against us, which could subject us to significant fines, penalties, judgments and negative publicity.

Artificial intelligence poses security risks to our confidential information and personal data, and failure to manage these security risks could result in breaches to data privacy laws and lead to significant fines, penalties and negative publicity that could have a material adverse effect on our business.

There continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence. While we currently only use artificial intelligence to a limited extent to assist in preparing reports and have not integrated the use of artificial intelligence in our business, we could integrate it in the future. Our Ship Managers and other third party providers may incorporate artificial intelligence tools in their operations which may fail to meet current or evolving data privacy laws. If we, our Ship Managers, or our third-party providers experience an actual or perceived privacy or security breach in connection with the use of generative artificial intelligence, we could lose valuable confidential information, and our reputation and the public perception of the effectiveness of our security measures could be materially harmed. In addition, threat actors worldwide are using increasingly sophisticated techniques, including artificial intelligence, to engage in unlawful activities involving the theft and misuse of personal data and confidential information. Any of these outcomes could result in significant fines, penalties and reputational damage that could have a material adverse effect on our business.

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

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes loss of hire, hull and machinery insurance, war risks insurance, demurrage and defense insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks and our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless result in uninsured losses and therefore increase our costs. If our insurance is not sufficient to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations. We may also be retrospectively subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. These calls could result in significant expenses to us.

Risks Related to Our Relationship with 2020 Bulkers Management and our Ship Managers

We depend on our Manager to operate our business and our business could be harmed if our Manager or the Ship Managers fail to perform their services satisfactorily.

Pursuant to our Management Agreement, our Manager, 2020 Bulkers Management, provides us with certain operational, commercial and management services, including obtaining technical management services for the vessels, and assisting us with procuring insurance for our vessels and operations.

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

Our ability to compete for and enter into charters and to expand our relationships with our existing charterers depends largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, this may harm our ability to:

•renew existing charters upon their expiration;
•obtain new charters;
•successfully interact with shipyards during periods of drydocking;
•obtain financing on commercially acceptable terms;
•maintain satisfactory relationships with our charterers and suppliers; and
•successfully execute our business strategies.

Our Manager’s ability to render management services will depend in part on its own financial strength and its ability and intention to continue to provide management services to us. Circumstances beyond our and our Manager’s control could impair our Manager’s plans, ability or financial strength.

Any financial or other problems affecting 2020 Bulkers Management could impair the management services provided to us and if our ability to do any of the things described above is impaired, this could have a material adverse effect on our business results, results of operations and financial condition.

In addition, we rely on the Ship Managers to provide technical management of our vessels, and any failure by such managers to perform such services satisfactorily could impact our operations and our customers.

We are dependent on our Ship Managers and their ability to hire and retain key personnel.

We have entered into Ship Management Agreements to outsource the technical management of our vessels to Wilhelmsen Ship Management (Norway) AS (“Wilhelmsen”) and OSM Bergen Dry AS (“OSM”). There may be conflicts of interest between us and the Ship Managers that may not be resolved in our favor. Our success depends to a significant extent upon the abilities and efforts of our Ship Managers and their ability to perform their obligations under the Ship Management Agreements, and if they are unable to do so, could adversely affect our business prospects and financial condition.

Our continued success will also depend upon our Ship Managers’ ability to hire and retain key personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. The loss of any of these individuals or if our Manager is not able to obtain higher charter rates to compensate for any crew cost increases, this could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Pursuant to the Ship Management Agreements for our vessels, we pay to our Ship Managers an annual fee for each vessel, to be revised annually. The fees under the Management Agreement and Ship Management Agreements are payable whether or not our vessels are employed.

Our contracted Chief Executive Officer and Chief Financial Officer do not devote all of their time to our business, which may hinder our ability to operate successfully.

Our contracted Chief Executive Officer, Chief Financial Officer and part of the Manager team pursuant to the Management Agreement, participate in other business activities not associated with us, including serving as members of the management team of 2020 Bulkers Management, and are not required to work full-time on our affairs. 2020 Bulkers Ltd. has announced that it has agreed to sell all of its vessels. We have agreed that following the sale of the remaining vessels of 2020 Bulkers Ltd. which is expected to take place at the end of March 2026, we will increase our ownership in 2020 Bulkers Management to 54% effective from April 1, 2026, with the remaining 46% to be owned by 2020 Bulkers Ltd. and Bruton Limited, The Manager team will also perform services for Bruton Limited under a management agreement. As a result, our contracted Chief Executive Officer and Chief Financial Officer, and such other members of our Manager team, may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to our shareholders as well as shareholders of other companies with which he may be affiliated, including the Manager, 2020 Bulkers Management. which may lead to conflicts of interest. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Taxation

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

Whether we qualify for the benefits of Section 883, in certain circumstances, depends on a specified percentage of our common shares being owned, directly or indirectly, by shareholders who meet certain tests, including being resident in the United States or certain other countries. In such circumstances, we would be required to satisfy certain substantiation and reporting requirements to establish that we so qualify, which in turn would require such shareholders (and certain intermediaries through which they indirectly own our common shares) to provide us with certain documentation. The ownership of our common shares may not allow us to so qualify for the benefits of Section 883, or, even if the ownership of our common shares would allow us to so qualify, we may not be able to satisfy the substantiation and reporting requirements that we would need to meet to establish that we so qualify. As a result, there can be no assurance that we will qualify for the benefits of Section 883 for the 2026 taxable year or any subsequent taxable year.

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

We believe that the income we earn from our time charters and from our voyage charters should not be treated as passive income for the purposes of the income test. Accordingly, based on the current composition of our income and assets, and our expected income and operations, we believe that we were not a PFIC for our most recent taxable year ending December 31, 2025 and we do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. There can be no assurance, however, that we were not a PFIC for the taxable year ending December 31, 2025 or will not be classified as a PFIC for the current taxable year or for future taxable years. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined below) holds our common shares, such U.S. Holder could be subject to adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

A change in tax laws in any country in which we operate or loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could adversely affect us.

Tax laws, treaties and regulations are highly complex and subject to change and differing interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations of and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development. For example, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda. If we are subject to taxation in Bermuda under the CIT act, our international shipping income may be excluded from taxation if we can demonstrate either strategic or commercial management in Bermuda.

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

For the substantial financing required for the dry bulk carriers, we entered into the Sale Leaseback Agreements, for a total amount of $758.4 million. For the first four vessels delivered to us, we have entered into the Avic Leasing for pre-delivery and delivery financing by way of a sale leaseback financing. Upon delivery of the relevant vessels from New Times, each relevant vessel owning subsidiary of the Company sold its vessel to a special purpose vehicle (SPV) owned by Avic, and the SPVs chartered the vessel back to the relevant Company’s subsidiary, under bareboat charters, under which we have the obligation to pay the hire rates irrespective of any contingency (“Hell and High Water Terms”).

In addition to the Avic Leasing, we entered into the CCBFL Leasing for six vessels and Jiangsu Leasing for two vessels, which are sale leaseback arrangements.

We are required to pay our Leasing Providers an aggregate amount of lease payments under the lease agreements of approximately $72.6 million per year. If our vessel charters do not provide sufficient revenue to pay the corresponding lease payments (in addition to our operating, administrative and other expenses), we may be unable to make required payment under our leases which may result in events of default under such arrangements. If we are unable to meet our lease obligations or if a default occurs under our Sale Leaseback Agreements or other Financing Arrangements, our lenders could exercise remedies under our Financing Arrangements, which may include the leasing providers eventually taking control of the vessels. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements” which provides an overview of such installments, how they have been financed and how they are intended to be financed going forward.

We also rely on borrowings under the Drew Holdings RCF to operate our business and are required to make payments thereunder, of which none has been drawn as of March 5, 2026.

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

We had cash and cash equivalents of $32.4 million as of December 31, 2025. Our only Credit Facility currently in place for additional borrowings is the Drew Holdings RCF, which provides for borrowing of up to $10 million, of which none has been drawn as of March 5, 2026.

Covenants in our Financing Arrangements impose financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

Our existing Financing Arrangements impose, and any future credit facility, financing and leasing agreement may impose, customary operating and financial restrictions on us. The restrictions under our existing Financing Arrangements generally require us to maintain, among other things, minimum cash balance requirements, and limit our ability to incur new indebtedness, among other things, pay dividends. For example, under the Avic Leasing, a dividend or other distribution by our subsidiaries that are obligors under such arrangement is only allowed if immediately following such payment or distribution there will be maintained in the relevant subsidiary’s account a total amount no less than the higher of (i) $3.6 million, and (ii) the bareboat rate under the facility and the operating expenses for the relevant vessel that are payable within the next six months on a pro forma basis after such distribution. There is also an obligation of each of our subsidiaries that are obligors under such arrangement to maintain a minimum cash balance in its account equivalent to three months’ charter hire under the applicable CCBFL Leasing and Jiangsu Leasing. This may limit our ability to pay dividends to our shareholders, finance our operations or pursue business opportunities.

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

We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, certain limited expenses are currently incurred and expected to be incurred in other currencies. Changes in the value of the U.S. dollar relative to the other currencies or the amount of expenses we incur in other currencies could cause fluctuations in our net income.

Risks Related to Our Industry

Charter hire rates and spot rates for dry bulk vessels are volatile, have fluctuated significantly over the past years, and may decrease below our cash break-even rates, which may adversely affect our business, results of operations and financial condition.

The dry bulk shipping industry is cyclical and charter hire rates and spot rates and profitability are volatile. Time charter and spot market rates for dry bulk vessels have in the past declined below operating costs of vessels. We are exposed to changes in charter and spot rates for dry bulk carriers and such changes may adversely affect our earnings and the value of our dry bulk carriers at any given time.

Fluctuations in charter rates in the dry bulk market result from changes in the supply of and demand for vessel capacity for the major commodities carried on water internationally and the degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. Volatility in charter rates affects our earnings and results of operations and also affects the value of our dry bulk vessels. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market has been very volatile. The market for Capesize vessels, which is more relevant for Himalaya Shipping, is considered to be particularly volatile. This is reflected in fluctuations in the Baltic Capesize Index (“BCI”), which is the weighted average rate of 5 time charter routes. In 2024, the BCI ranged from 8,945 per day to 35,780 per day. In 2025, the BCI ranged from 5,899 per day to 44,672 per day. Because the volatility in the dry bulk carrier charter industry and factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable, and may continue to have adverse consequences for our industry, including an absence of financing for vessels, charterers seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the dry bulk shipping industry. Volatility and low charter rates could also cause the value of our common shares to be substantially reduced or eliminated.

The relatively low rates from the fourth quarter of 2024 continued into the first quarter of 2025. Rates increased from March and stabilized through 2025, The year ended with strong rates in December, and ending at an average of $28,875 in the fourth quarter of 2025, On March 5, 2026, the rate was $23,262 per day for the standard BCI vessel. There are many uncertainties in the market and rates could also decline as a result of the hostilities between Russia and Ukraine, and in the Middle East, or for any other reason. We may not be able to successfully charter our vessels at rates sufficient to allow us to cover our cash break even, meet our obligations or pay any dividends in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.”

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
•global and regional economic and political conditions, wars and other armed conflicts, including the war in Ukraine and the current military conflicts in the Middle East, terrorist activities, embargoes, strikes, tariffs and “trade wars,” developments in international trade and fluctuations in industrial and agricultural production;
•economic slowdowns caused by public health events, including pandemics and other diseases and viruses, affecting livestock and humans;
•disruptions and developments in international trade;
•changes in seaborne and other transportation patterns, including the distance cargo is transported by sea and trade patterns;
•the development of iron ore and bauxite mining projects, including timing of completion of such projects, output of such projects and impact on the Capesize market;
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
~~•~~port and canal congestion;
•the degree of scrapping of older vessels, which depends on, among other things, on recycling rates and international recycling regulations;
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

Demand for our dry bulk vessels depends upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. While there has been a general decrease in new dry bulk carrier ordering since 2014, the capacity of the global dry bulk carrier fleet could increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. In addition, adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations and financial condition. Further, the dry bulk market fluctuates widely based on a variety of factors including changes in overall market movements, political and economic events, wars, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates.

The global financial markets and economic conditions may adversely impact our business, results of operation, financial condition and our ability to obtain future financing.

Global financial markets and economic conditions have been, and continue to be, volatile. Global financial markets, including financial markets in the U.S., have experienced significant volatility in recent years, including as a result of the Russian invasion of Ukraine and armed conflict between Israel and Hamas, and more recently the military conflict involving Iran, the U.S. and Israel. Coupled with existing supply disruptions and changes in U.S. Federal Reserve policies on interest rates, these wars have exacerbated, and may continue to exacerbate, inflation and significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions. Sanctions and other penalties have been imposed on Russia including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices. These factors may result in the weakening of the financial condition of our charterers, suppliers, counterparties and other agents in the shipping industry. As a result, our business, financial condition and results of operations may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

These and other sanctions that may be imposed as well as the ongoing conflicts could further adversely affect the global economy and financial markets and cause further instability, negatively impacting liquidity in the capital markets and potentially making it more difficult for us to access additional debt or equity financing on attractive terms in the future, to the extent needed. The state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

We may require additional financing to meet operating requirements, debt revenue or capital expenditures in the future. Additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If financing or refinancing is not available when needed on favorable terms or at all, we may be unable to meet our obligations as they come due or we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

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

Any unfavorable government policies on international trade, such as capital controls or tariffs, and any renegotiation of existing trade agreements, retaliatory trade actions or trade wars, may impact the global economy, and therefore adversely affect our business, results of operations, financial condition and cash flows. There have been heightened tensions in international relations in recent years. For example, the U.S. government has made statements and taken actions that have and may lead to a number of changes to U.S. and international trade policies. These policy pronouncements have created significant uncertainty about the relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs and has led to concerns regarding the potential for an extended trade war. Tensions over trade and other matters remain high. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may impact our competitive position and materially and adversely affect our business, results of operations and financial condition.

Recently, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including, China, and China has responded with retaliatory tariffs. Additionally, the United States Trade Representative (“USTR”) effected Section 301 Action on China, charging fees on Chinese-built ships and vessel owners and operators of China, which fees would increase over the following years, effective from October 14, 2025. In October 2025, China’s Ministry of Transport announced reciprocal port fees on U.S. linked vessels calling at Chinese ports. These fees were set to increase annually. Following a meeting on October 30, 2025, both countries have agreed to suspend the implementation of the port fees from November 10, 2025 for a period of one year.

Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. The port fees or any new tariffs, legislation and/or regulations which are implemented, or any renegotiation of existing trade agreements or any retaliatory trade actions could have an adverse effect on our business, results of operations and financial condition.

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

The world economy faces a number of challenges, including the war in Ukraine, which, although a further ceasefire took effect, there have been subsequent claims of breaches on both sides, the recent military conflict involving Iran, the U.S. and Israel, trade tensions between the United States and China, stabilizing growth in China, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, which may lead to armed conflict or acts of terrorism around the world, as well as the impact of future pandemics, which may contribute to further economic instability in the global financial markets, and international commerce.

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

Furthermore, the continuing war in Ukraine may also adversely impact our business and may lead to further regional and international conflicts or armed action. Such conflict could further disrupt supply chains and cause instability in the global economy. Additionally, resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations. Furthermore, any violations of sanctions by our charter parties, any extension or worsening of the conflict in these regions, as well as any significant sanctions resulting from the conflicts that affect, among other things, the performance of our charter party agreements specifically or the dry bulk industry more generally, may have a material adverse effect on our business, results of operations and financial condition.

Political or other factors may affect our vessels’ trading patterns and could have an adverse effect on our business, results of operations and financial condition.

Our vessels trade globally, and the operation of our vessels are therefore exposed to political risks that might result in a closure of or restrictions in operating on major waterways.

Attacks on vessels in the Red Sea following the outbreak of war in the Middle East had a significant impact on vessel travel in that region. In addition, political disturbances in the Middle East in general may potentially result in a closure of the Suez Canal, combined with a port strike in the Gulf and East Coast regions of the United States that began on October 1, 2024. Globally, the shipping industry faces other challenges, including labor disputes at major ports and railways and weather-related disruptions, such as droughts in Panama reducing capacity in the Panama Canal. Geopolitical risks, which are outside of our control, could potentially limit or disrupt our access to markets and operations and could have a material adverse effect on our business, results of operations and financial condition.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business, results of operations and financial condition.

Global public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations as well as the operations of our charterers. Pandemics or similar occurrences could cause delays and uncertainties relating to the delivery of newbuildings, dry dockings and other functions of shipyards.

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

The market values of dry bulk vessels have generally experienced high volatility, and the market values of our vessels are subject to fluctuation depending on a number of factors including:

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

Certain of our charterers apply the Rightship rating system to our vessels. Rightship is the ship vetting service owned by Rio Tinto and BHP-Billiton, which has become the major vetting service in the dry bulk shipping industry, Rightship benchmarks maritime vessels based on 5 years of operational performance. We may be required to incur costs to ensure that our vessels achieve adequate Rightship ratings or otherwise meet the standards set by our charterers. While our vessels are expected to meet such standards, if any of our vessels fail to meet these standards, our ability to operate these vessels may be affected.

If our vessels fail to maintain their class certification imposed by classification societies and/or fail any annual survey, intermediate survey, dry docking or special survey, those vessels would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain provisions in our credit agreements.

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

Compliance with the above requirements may require significant additional investments by us. If any vessel does not maintain its class or fails any annual, intermediate or special survey or dry docking, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain provisions in our credit agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse effect on our business, results of operations and financial condition.

If our vessels do not meet certain operational and technical requirements imposed by ports, our vessels may be refused entry into these ports or incur increased costs to meet these requirements which could have an adverse effect on our business, results of operations and financial conditions.

Our vessels are subject to a wide range of operational and technical requirements imposed by the ports our vessels operate in. These requirements may include, but are not limited to, safety standards, environmental regulations, security protocols, and technical specifications related to vessel construction and equipment. The requirements can vary significantly from port to port and are subject to change.

If our vessels fail to meet these operational or technical requirements, they may be refused entry into certain ports. Such refusals could disrupt our shipping schedules, delay the delivery of cargo, and force us to reroute vessels to alternative ports, which may not be as commercially advantageous. In addition, we may incur significant costs to bring our vessels into compliance with new or evolving port requirements, or to address deficiencies identified by port authorities. For example, as discussed in Item 4.B., at the end of 2025, our Newcastlemax vessels were rejected for further calling at Port Hedland after successful and safe port calls since 2023. Pilbara Port Authority, which governs Port Hedland, now requires all calling Capesize and Newcastlemax vessels to be equipped with three diesel auxiliary engines.

Any refusal of entry, delay, or additional cost associated with non-compliance could have a material adverse effect on our business, results of operations, and financial condition. Further, repeated non-compliance could damage our reputation with customers and port authorities, potentially resulting in the loss of business opportunities and long-term contracts.

Scrutiny of environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or “ESG,” which are considered to contribute to the long-term sustainability of companies' performance. Governments across the globe and investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are focused on sustainability and ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The focus and activism related to sustainability and ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s sustainability and ESG practices. If we do not adapt to or comply with governmental, investor, lender or other industry shareholder rules, expectations and standards, as applicable, which are evolving, or which are perceived to have not responded appropriately to the growing concern for sustainability and ESG issues, whether or not there is a legal requirement to do so, our business, financial condition or share price could be materially and adversely affected.

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

By way of example, on January 5, 2023, the CSRD entered into force. Among other things, the CSRD expands the number of companies required to publicly report sustainability and ESG-related information on their management report, to understand their impact on sustainability matters as well as how sustainability matters affect their own development, performance and position, and defines the related information that companies are required to report in accordance with European Sustainability Reporting Standards (“ESRS”). The CSRD requires a “double materiality” analysis, meaning companies will have to detail both their impacts on the environment (e.g., the impact of corporate activity on sustainability matters from perspective of citizens, consumers, employees, etc.) and the climate-related risks they face (e.g., sustainability matters which from the investor perspective are material to the company's development, performance and position). Impacts, risks and opportunities are material if they satisfy one or both of these materiality tests. On February 26, 2025, the European Commission released Omnibus Packages I and II, which focuses on sustainability. Omnibus Package I includes proposed amendments to CSRD including changes to the scope and timing of adoption of the CSRD, EU Taxonomy and the Corporate Sustainability Due Diligence Directive. The objective is to achieve at least 25% reduction in administrative burdens for large undertakings, and at least 35% for SMEs over a five-year period. Under the proposed amendments, the scope of the CSRD would change to large undertakings with more than 1,000 employees. On November 13, 2025, Members of the European Parliament voted to adopt its negotiating position on simplified sustainability reporting, such that only businesses employing on average over 1,750 employees and with a net annual turnover of over €450 million should have to carry out social and environmental reporting, including sustainability reporting under taxonomy rules. The European Parliament aims to finalize the legislation by the end of 2025. If the proposal to amend the scope of CSRD is enacted, we will not be subject to CSRD as we have less than 1,000 employees. Companies not subject to mandatory requirement could choose to report voluntarily using simplified standards to be published by the European Commission. Unless and until such proposals are enacted, there is still a risk that we will fall within the scope of application of such new reporting requirements under the CSRD. This will involve implementing processes to gather the relevant data, conduct materiality assessments and prepare a CSRD-compliant report, which will likely be a time-consuming and costly exercise and in the event that our disclosures prove incorrect, we may incur liabilities.

As the nature, scope and complexity of ESG reporting, calculation methodologies, voluntary reporting standards and disclosure requirements expand, we may have to undertake additional costs to control, assess and report on ESG metrics. In addition, in recent years “anti-ESG” sentiment has gained momentum across the United States, with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives or issued related legal opinions, and the U.S. President having issued in 2025 executive orders opposing diversity equity and inclusion (DEI) initiatives in the public and private sectors. The orders apply, first, to federal government DEI programs and policies, and to federal contractors and grant recipients, but the U.S. administration has served notice that it plans to target large private sector organizations more generally, including major corporations, foundations, non-profits, professional organizations and educational institutions. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm. Therefore, to the extent we take actions that are seen as positive to some investors, other investors may take issue with such actions or face regulatory pressure to refrain from investing in, or divest from, our business. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, which may adversely impact our operations.

In light of investors' focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society's expectations as to our proper role. We may also incur costs as a result of complying with ESG disclosure requirements. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

Natural or man-made disasters and other similar events may significantly disrupt our business and could have an adverse effect on our business, results of operations and financial condition.

Natural or man-made disasters, including earthquakes, power outages, fires, floods, marine disasters, bad weather and other acts of God, nuclear disasters, terrorist attacks or other criminal activities or acts of crew malfeasance, may render it difficult or impossible for us to operate our business for some period of time. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransom, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas.

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

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by dry bulk vessels. Any long-term economic consequences of climate change could have a significant adverse financial and operational impact on our business.

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

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, the European Union, the United Nations or other governments, this could lead to monetary fines or penalties and adversely affect our reputation and the market for our common shares and trading price.

If our vessels call on ports or operate in countries subject to sanctions and embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargoes laws, such activities may result in a sanctions violation and we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such risks, it is possible, for example, that our vessels may call on ports located in Sanctioned Jurisdictions on charterer’s instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our securities could be adversely affected. As another example, charterers or other parties that we enter into contracts with may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S., the EU or other applicable jurisdictions as a result of the Russian invasion of Ukraine. If the Company determines that such sanctions require it to terminate contracts, there would be risk of loss and periods of off-hire and there is a connected risk of reputational harm.

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

We operate our vessels in a number of countries, such as China, Brazil, Singapore and in some developing economies, including countries known to have a reputation for corruption, which can involve inherent risks associated with fraud, bribery and corruption and where strict compliance with anti-corruption laws may conflict with local customs and practices. As a result, we may be subject to risks under the U.S. Foreign Corrupt Practices Act, as amended, (“FCPA”), the U.K. Bribery Act 2010, the Bermuda Bribery Act 2016 and similar laws in other jurisdictions that generally prohibit companies and their intermediaries from making, offering or authorizing improper payments to government officials for the purpose of obtaining or retaining business.

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

Changes to inspection procedures and security standards could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations and financial condition.

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

We operate dry bulk vessels worldwide and our business has inherent operational risks, which may result in damage to our vessels leading to unexpected drydocking costs and delays or total loss of our vessels.

The operation of certain vessels, such as dry bulk carriers, has certain unique and inherent risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds.

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
•changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that follow us or our competitors;
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

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our authorized share capital, we are authorized to issue up to 140,010,000 common shares, of which 46,750,000 common shares are outstanding as of March 5, 2026. In addition, sales of common shares by our shareholders could have a material adverse effect on the trading price of our common shares.

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

As a result of our Initial Public Offering in the U.S. (“U.S. IPO”) in March 2023, we are subject to reporting and other requirements as a result of our listing on the Euronext Oslo Børs and on the New York Stock Exchange, or “NYSE.” We incur costs associated with being a U.S. listed company, including requirements under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), rules implemented by the SEC and NYSE, as well as reporting requirements applicable due to being listed in the Euronext Oslo Bors. The need to comply with these rules and regulations increases our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

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

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years from our initial listing in the United States. See “Item 10. Additional Information —B. Memorandum of Association and Bye-Laws—Implications of Being an Emerging Growth Company.” We intend to take advantage of the reduced reporting requirements and exemptions until we are no longer an emerging growth company or we become a large accelerated filer. As a result, we are not currently required to file an auditor attestation report on our internal control over financial reporting. However, we are required to include a management report on internal controls in our annual report on Form 20-F. In connection with our efforts to develop, implement and maintain the necessary procedures and practices related to internal control over financial reporting, we cannot be certain that we will be able to maintain adequate controls over our financial processes and reporting in the future, and we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In connection with our efforts to maintain effective internal controls, we may need to hire additional accounting personnel as well as to make additional investments in software and systems. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise financing, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

Our largest shareholder has significant influence over us and could limit your ability to influence the outcome of key transactions, including a change of control.

As of March 5, 2026, Drew Holdings, our largest shareholder, owns 29.1% of our shares. As a result, this shareholder may be able to influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other extraordinary transactions. It may also have interests that differ from other shareholders and may vote in a way with which other shareholders disagree and which may be adverse to their interests.

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

For instance, Drew Holdings, our largest shareholder, is also a shareholder of other large publicly traded companies involved in various sectors of the shipping and oil services industries (the “Drew Related Companies”). In addition, certain of our directors also serve on the boards of one or more of the Drew Related Companies. There may be real or apparent conflicts of interest with respect to matters affecting Drew Holdings and other Drew Related Companies whose interests in some circumstances may be adverse to our interests.

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

Our Board of Directors may not declare cash dividends or cash distributions in the future.

While our Board of Directors has adopted a dividend and cash distribution policy and we have started to return capital to shareholders through monthly cash distributions, there is no assurance that our Board of Directors will continue to declare dividends or cash distributions in the future. Any dividends or cash distributions will be subject to the discretion of our Board of Directors, requirements of Bermuda law and any other applicable laws, our results of operations, financial condition, cash requirements and availability, including requirements under capital expenditure programs, market prospects, contractual limitations under our Financing Arrangements, the ability of our subsidiaries to distribute funds to us and other factors deemed relevant by our Board of Directors. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements” and “Item 10. Additional Information—A. Share Capital.” The international dry bulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or cash distributions in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends or cash distributions. We have not adopted a separate written dividend or cash distribution policy to reflect our Board’s policy.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends and cash distributions, including as a result of the risks described herein. If financing is not available to us on acceptable terms, our Board of Directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends and cash distributions.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate powers of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

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

We are a Bermuda exempted company. As a result, the rights of holders of our common shares are governed by Bermuda law and our memorandum of association and Bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A number of our directors are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult or impossible for investors to bring an action against us or against these individuals in the United States if they believe that their rights have been infringed under securities laws or otherwise, effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Even if investors are successful in bringing an action of this kind, it is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

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

However, regulatory requirements for foreign private issuers are subject to change. For example, the SEC has issued a concept release soliciting comments as to whether changes in the definition of “foreign private issuer” are appropriate. In addition, on December 18, 2025, as part of the FY 2026 National Defense Authorization Act, the Holding Foreign Insiders Accountable Act (“HFIAA”) was signed into law. The HFIAA amended Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act), to require directors and officers of foreign private issuers to comply with the Section 16(a) insider reporting requirements beginning March 18, 2026. Directors and officers of foreign private issuers remain exempt from the short-swing profits rule under Section 16(b) and the short sale prohibition under Section 16(c).

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

We are listed on the New York Stock Exchange and on the Euronext Oslo Bors under the symbol “HSHP.” Our common shares were introduced to the Euronext Growth Oslo and on April 29, 2022, our shares were listed on the Euronext Expand. Our shares started trading on Euronext Oslo Bors on June 3, 2025, following the transfer of our listing from Euronext Expand. Since our IPO in April 2023, our common shares are listed for trading on the New York Stock Exchange.

Our principal executive offices are located at S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda and our telephone number is +1 (441) 542-4577.

Our current agent in the United States is Puglisi & Associates upon whom process may be served in any action brought against us under the laws of the United States.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our internet address is https://himalaya-shipping.com/. The information contained on our website is not incorporated by reference into, and does not form part of, this annual report.

Our Vessels

We operate twelve Newcastlemax dry bulk vessels.

The following table sets out the purchase price and the actual delivery date for each vessel:

Vessel Name	Hull No.	Delivery Date	Purchase Price(1)(2)
Mount Norefjell	0120833	March 2, 2023	$70.3 million
Mount Ita	0120834	March 9, 2023	$70.3 million
Mount Etna	0120835	April 13, 2023	$70.3 million
Mount Blanc	0120836	May 31, 2023	$70.3 million
Mount Matterhorn	0120837	July 13, 2023	$72.2 million
Mount Neblina	0120838	August 29, 2023	$72.2 million
Mount Bandeira	0120839	January 5, 2024	$72.2 million
Mount Hua	0120840	January 8, 2024	$72.2 million
Mount Elbrus	0120841	January 11, 2024	$72.7 million
Mount Denali	0120842	April 19,2024	$72.7 million
Mount Aconcagua	0120843	June 6, 2024	$72.7 million
Mount Emai	0120844	June 13, 2024	$72.7 million
___________
(1) Includes cost of scrubbers: $2.4 million per vessel.
(2) Does not reflect the variation orders and the deduction of the Address Commission from the purchase price. The average Address Commission for the vessels is $679,000; whereas variation orders were approximately $0.6 million per vessel as further described below.

Pursuant to the Shipbuilding Contracts, we acquired 12 vessels for an initial average purchase price of $69.3 million per vessel. The total average purchase price, including estimated variation orders, Address Commissions and the cost of scrubbers was $71.6 million. “Address Commission” refers to the commissions that were deducted from each of the final delivery installments paid under the Shipbuilding Contracts.

The purchase price for each vessel was increased as a consequence of variation orders under the Shipbuilding Contracts, which amounted to approximately $0.6 million per vessel. This additional cost primarily related to an increase of the size of the Low Sulphur Fuel Oil (LSFO)/Marine Gas Oil (MGO) tanks on each vessel to 4,750 cbm, which were installed in order to increase flexibility in trading of the ships.

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

The contracted senior management team responsible for the day-to-day operational and commercial management has extensive experience in the dry bulk shipping market. Management of our business services, including the services of our contracted Chief Executive Officer, are provided to us by 2020 Bulkers Management under the Management Agreement. The services provided include negotiating contracts related to the vessels, negotiating terms of employment of the vessels, making all necessary arrangements for the proper employment of the vessels and negotiating the terms of all contracts for the purchase or sale of the vessels, in each case subject to the express limitations and guidelines imposed by us. Our Manager, 2020 Bulkers Management, which has experience operating in the dry bulk shipping industry, is a subsidiary of 2020 Bulkers Ltd., a company incorporated in Bermuda and listed on the Oslo Stock Exchange and which owns and operates dry bulk vessels. In August 2024, we acquired 40% of the outstanding shares of 2020 Bulkers Management for $0.3 million, allowing us to exercise significant influence over our Manager.

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

In connection with the IMO sulfur cap regulations that came into force in January 2020, which limits emission of sulfur content to 0.5% m/m, all of our vessels have scrubbers installed. We believe that having scrubbers on all of our vessels distinguish us from Capesize vessel owners that do not have scrubbers on their vessels and therefore are not able to consume less expensive bunker fuel with higher sulfur content. Approximately 51% of the Capesize fleet in the market has installed scrubbers.

We estimate that each incremental $50 per tonne increase in the Very Low Sulphur Fuel Oil (“VLSFO”) – High Sulfur Fuel Oil (“HSFO”) fuel spread would yield a potential scrubber-driven saving of around $1.0 thousand per day for a scrubber-fitted dual fuel Newcastlemax vessel, assuming 27.4 tonnes per day fuel consumption and 75% retention of the scrubber premium by the Company when sailing. Between 2020 and 2025, the VLSFO–HSFO spread has been approximately $142 per tonne.

None of our vessels were bunkered with LNG nor partially operated using LNG in 2025 (2024: two vessels).

At the end of 2025, our Newcastlemax vessels were no longer permitted to call at Port Hedland after having completed multiple successful and safe port calls since 2023. The Pilbara Port Authority, which governs Port Hedland, has implemented a requirement that all Capesize and Newcastlemax vessels calling at the port be equipped with three diesel auxiliary engines. Our Newcastlemax vessels are equipped with two auxiliary engines, however, with significantly greater total auxiliary engine power than a typical Capesize vessel.

The Company has agreed with its current Charterers that our vessels will not call at Port Hedland until the matter is resolved, without any commercial impact to the Company. The Company has initiated the process of implementing modifications to some of the vessels in order to comply with the updated port requirements. These modifications may require the installation of additional equipment. The Company is currently assessing the number of vessels on which such equipment will be installed and expects that the modifications will involve limited costs and can be completed within a relatively short timeframe.

Charter Agreements

We have entered into charter agreements for all our vessels, pursuant to which eleven vessels are currently employed on index-linked time charters. There is an option under the time charter agreements which enables us to convert the rates to fixed rates from time to time subject to mutual agreement by the charterers. While the number of vessels in our fleet that participate in the time charter market will vary from time to time depending on whether the option is exercised or not, we anticipate that a significant portion of our fleet will continue to operate on index-linked time charters as eleven of our vessels are currently on index-linked time charters pursuant to charter agreements. As of March 5, 2026, index-linked charters for four vessels have been converted to fixed rate charters from January 1, 2026 to March 31, 2026. Once the fixed charter periods end, the vessels will resume their index-linked time charters.

The table below sets forth information about our vessel charters as of March 5, 2026:

Vessel Name	Hull No.	Delivery Date to Charterer	Rate (in U.S. dollars)	Charter period
Mount Norefjell	0120833	March 3, 2025	BCI 5TC plus premium, scrubber benefit(1)(2)(3)(7)	14 to 38 months(4)
Mount Ita	0120834	January 31, 2026	BCI 5TC plus premium(1)	11 to 14 months
Mount Etna	0120835	April 16, 2023	BCI 5TC plus premium, scrubber benefit(1)(2)(3)(7)	Until December 31, 2026(6)
Mount Blanc	0120836	June 6, 2023	BCI 5TC plus premium, scrubber benefit(1)(2)(3)	Until December 31, 2026(6)
Mount Matterhorn	0120837	July 15, 2023	BCI 5TC plus premium, scrubber benefit(1)(2)(3)(9)	32 to 38 months(9)
Mount Neblina	0120838	September 1, 2023	BCI 5TC plus premium, scrubber benefit(1)(2)(3)	Until December 31, 2026(6)
Mount Bandeira	0120839	January 8, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)(3)	Until December 31, 2026(6)
Mount Hua	0120840	January 10, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)(3)(7)	Until December 31, 2026(6)
Mount Elbrus	0120841	January 4, 2026	$30,000(8)	Until June 30, 2026(8)
Mount Denali	0120842	April 21, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)(3)(7)	Until December 31, 2026(6)
Mount Aconcagua	0120843	June 8, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)(3)	22 to 26 months(5)
Mount Emai	0120844	June 15, 2024	BCI 5TC plus premium, scrubber benefit(1)(2)(3)	23 to 27 months(5)
________________
(1)     Revenues are based on the Baltic 5TC Capesize Index published by the Baltic Exchange plus a premium which varies depending on the terms of each charter. This index-linked rate is based on actual charter hire rates under charters entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

(2)    In addition, we earn a scrubber benefit based on the spread between HSFO and VLSFO or the spread between LNG and VLSFO as applicable depending upon the type of fuel the vessel is using.

(3)    Include a conversion provision which allows us to convert this index-linked time charters to fixed-rate charters, subject to certain conditions including mutual agreement of the parties to the charter agreement.

(4)    Charter period is in charterer’s option with a minimum notice period of 30 calendar days.

(5)    Extension options for 11 to 13 months which may be exercised by the charterer prior to the redelivery date of the vessels.

(6)    Charter terms for these vessels expire on December 31, 2026, with an evergreen structure thereafter with a minimum six-month notice period for either party to terminate.

(7)    As of March 5, 2026, index-linked charters for these vessels have been converted to fixed rate charters from January 1, 2026 to March 31, 2026.

(8)    Converts to index-linked rates after the minimum commitment period. There is an evergreen structure thereafter with a minimum one-month notice period for either party to terminate.

(9)    On March 11, 2026, we entered into a new time charter agreement for the Mount Matterhorn for a period of 12 to 14 months. The vessel will commence the new time charter at the end of March or early April 2026 following the planned redelivery under its current charter. The vessel will earn an index linked rate plus a premium to the Baltic 5TC index, as well as certain rights to convert the time charters to fixed rates.

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

Our Competitive Strengths

High quality fleet of vessels delivered in 2023 and 2024

Our fleet consists of 12 dual fuel Newcastlemax dry bulk vessels, all of which are in operation. We have a young fleet with an average age of 2.2 years as of December 31, 2025, compared to the average age of the Capesize fleet, which is 11.5 years. Our new and modern vessels offer technically advanced, operationally flexible, safe and reliable contracting, including optimized hull lines, fuel-saving devices to improve propeller efficiency, advanced and robust machinery, and other features that offer relatively low fuel consumption and CO2 emission per tonne-mile. We believe that owning a young, high-quality, well-maintained fleet affords us significant benefits, including reduced operating costs, higher quality of service and a competitive advantage in securing favorable charters with high-quality counterparties.

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

Further, in light of the relatively low fuel consumption of our vessels, large fuel tanks and their dual fueled capability, we are one of the only fleets in the market which is capable of doing full-round routes in the key trade of Brazil to China and other similar long-haul routes without the need for rebunkering, providing our customers additional flexibility. We believe this capability makes our fleet more attractive to charterers and enables us to focus on the most profitable routes with our customers.

Demonstrated access to capital and financing

Our twelve vessels were substantially funded by equity and debt financings (including the Sale and Leaseback Agreements) we entered into to finance our pre-delivery and delivery installments under each Shipbuilding Contract up to the delivery date of our newbuilding vessels, from which time we have started to generate cash flows from operations. In addition, we secured financing for the cost of scrubbers relating to the first four vessels under the 1-4 Shipbuilding Contract.

In 2023, we completed our IPO in the United States, raising total net proceeds of approximately $45 million. In December 2023, we raised net proceeds of $16.9 million in a private placement. Proceeds from the equity offerings were used to fund acquisitions of vessels on order, repayment of indebtedness, funding our working capital needs and general corporate purposes.

In March 2025, we raised gross proceeds of approximately $15 million in a private placement, which was used for general corporate purposes.

Management team with extensive experience in the dry bulk shipping industry

Our contracted management team has extensive experience and a strong operational track record of over 20 years in the shipping industry. The members of our management team (contracted to us from 2020 Bulkers Management) have held leadership positions at prominent dry bulk companies, including Golden Ocean Group Limited, 2020 Bulkers Ltd., Western Bulk Chartering AS, among others, and have long-term relationships with companies in the industry which have assisted, and continue to assist, in our development. We have been able to capitalize such extensive experience together with the 2020 Bulkers Management team’s track record in the dry bulk shipping industry and more specifically in the Newcastlemax’ segment.

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

Our Strategy

Maximize shareholder returns

Our strategy is to maximize shareholder returns from our fleet of 12 Newcastlemax vessels which are on charters with established counterparties. We plan to return capital to the shareholders in the form of monthly cash distributions, subject to available cash and capital requirements and other considerations. We may consider growth and acquisition opportunities that we believe to be in the best interest of our shareholders, however our primary focus is to maximize shareholder returns on our vessels.

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

LNG Prices and Seasonality

LNG might not always be economical to use for dual fuel vessels at certain market prices. In 2025, none of our vessels bunkered with LNG. In 2024, two vessels bunkered with LNG for a portion of the year. Currently, LNG is not economical to use at current LNG market prices; however, this could change in the future considering the volatility of the LNG market prices. LNG prices vary, depending on what part of the world the fuel is being purchased in and moves in close correlation with certain natural gas prices and benchmarks. Current EU carbon taxation and expected future carbon taxes are likely to make LNG a more appealing alternative compared to conventional fuel.

Dividend Policy

In 2025, the Company declared cash distributions totaling $0.57 per share. It is the Company’s intention to pay regular dividends and cash distributions in support of our main objective which is to provide significant returns to our shareholders. Any cash distributions will be subject to the discretion of our Board of Directors, requirements from Bermuda law and other applicable laws, our results of operation, financial condition, cash requirements and availability, including requirements under capital expenditure programs, market prospects, contractual restrictions under our Financing Arrangements, the ability of our subsidiaries to distribute funds to us and other factors deemed relevant by our Board of Directors. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements” and “Item 10. Additional Information—A. Share Capital.” We cannot assure that we will be able to pay regular dividends as intended or at all. We have not adopted a separate written dividend policy to reflect our Board’s policy.

Employment of Our Fleet

As of March 5, 2026, all of our vessels are in operation. We have index-linked time charter agreements for 11 of our 12 vessels with certain rights to convert the time charter to fixed rates from time to time. As of March 5, 2026, index-linked charters for four vessels have been converted to fixed rate charters from January 1, 2026 to March 31, 2026. Charter periods under the time charter agreements are between 11 to 38 months, plus certain extension options. We generally seek to employ our vessels primarily in the index-linked time charter, fixed rate time charter or voyage charter markets. No vessels are currently employed on voyage charters.

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

Our relevant competitors are owners of very large ore carriers, Newcastlemax and Capesize vessels, owning a total of around 2,057 vessels in February 2026. The current Capesize orderbook stands at approximately 11% for vessels larger than 100,000 dwt. We expect that new emission regulations that became effective in 2023, and the potential advantage of offering dual fuel LNG propelled Newcastlemaxes, which may give a significant benefit to the calculated CO2 emission per tonne-mile, may give us further competitive advantage over other vessels in the Capesize fleet which do not have dual fuel capability. In addition, our vessels include fuel-saving devices with improved propeller efficiency that save fuel, and other ship systems that offer relatively low fuel consumption, which are increasingly preferred by customers.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand, particularly in the Capesize segment given its share of the iron ore trade, and, as a result, in charter hire rates. As China is the most significant market for dry bulk shipping, the public holidays in relation to the Chinese New Year during the first quarter usually results in a decrease in market activity during this period. In addition, unpredictable and adverse weather conditions and patterns in the Southern Hemisphere, which often occur during the first quarter, in the past have had a negative impact on iron ore exports from Brazil. Further, certain of the largest iron ore producers in Brazil usually schedule maintenance works on their plants in the first quarter which also results in a decrease on iron ore export from Brazil. This seasonality may materially affect our operating results and cash available for dividends.

Dry Bulk Shipping Industry

The principal cargo markets for large dry bulk vessels including Capesize vessels are iron ore, bauxite and to a lesser extent coal. These cargoes are mostly transported between major exporting countries or regions (such as Australia, Brazil and West Africa) to importing countries or regions of raw materials (such as China, the rest of Asia and Europe).

The Baltic 5TC Capesize index as of March 5, 2026 stands at $23,262 having averaged $23,078 year to date in 2026, an increase from $9,566 during the same period in 2025.

The Baltic 5TC Capesize index averaged $28,875 in the fourth quarter of 2025, an increase from $18,301 during the same period in 2024.

The fourth quarter of 2025 represented the second strongest market in a decade, and 2025 overall proved another year with sustainable and healthy rates.

China continues to import iron ore at a year-on-year increased volume, especially from long haul trades. China iron ore imports in 2025 were at an all-time high. As Brazil experiences increased competition on tonnage from West Africa bauxite exports, rates are stabilizing at a higher level than seen in previous years. In addition, we have seen more Brazil iron ore exports to India, providing beneficial competition to the Brazil - China trade lane.

Following the existing orders of Newcastlemax vessels, available newbuilding berths with delivery before the first half of 2029 are expected to be limited. The current newbuilding cost for a dual-fuel Newcastlemax in China is believed to be approximately $95 million.

We continue to see potential upside to the future development in the Capesize market from current levels in the event of continued strong exports of iron ore and bauxite from Brazil and West Africa. The Simandou project in Guinea is reported to be advancing at a good pace, with the first shipment executed in November 2025 and an expected 24-month ramp-up to 60 million tons per annum for phase 1, and an additional 60 million tons per annum for phase 2. In addition, Vale has indicated that it is targeting a 50 million tons per annum increase in capacity by 2026 from Vargem Grande, Capanema and the S11D mine.

Key downside risks to the Capesize market include a potential slowdown in the Chinese economy and geopolitical tensions, incuding trade wars and tariffs. Although we have not been directly impacted by the tariffs and tolls announced by the U.S. administration in 2025, we are closely monitoring the Panamax and Supramax segments, as trends in the market for smaller dry bulk vessels have historically had an impact on the market for Capesize and Newcastlemax vessels. We are monitoring the impact of the current situation in the Middle East, however, there has been no direct impact on the BCI rates through March 5, 2026.

See “Item 3. Key Information—D. Risk Factors” for additional information.

Capesize Fleet Development

Growth in vessel supply for large bulk carriers is anticipated to be moderate in the coming years with a current Capesize fleet at 407 million dwt as of January 1, 2026, compared to 401 million dwt in January 2025. In February 2026, the order book for Capesize dry bulk vessels stood at 11% of the existing fleet, up from an average of 9% in 2025. In the fourth quarter of 2025, 12 million dwt was ordered compared to 3.6 million dwt in the fourth quarter of 2024, and 22.5 million dwt was ordered in 2025, compared to 18.3 million dwt during 2024. In 2025, 1.4 million dwt has been scrapped, compared to 0.8 million dwt in 2024.

Only about 231 large bulk carriers are due for delivery prior to 2030 and we expect a significant number of vessels to be due for dry docking in the next couple of years. About 28% of the total Capesize fleet, ranging from 100k dwt to 211k dwt, are due for dry dock or special surveys in 2026 compared to an average of 17% in the previous five years. Based on the orderbook, the fleet is scheduled to have a growth of approximately 2.7% in 2026, adjusting for the upcoming dry dock schedule. Approximately 135 Capesize vessels are 20 years old or older as of January 2026, and the average fleet age is increasing.

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

Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations (“P&I Clubs”). Our current P&I insurance is provided by P&I Clubs that are members of the International Group of Protection and Indemnity Clubs (“International Group”). Our P&I insurances are currently subject to customary limits in the range of $3 billion per ship per event in respect of liability to passengers and seamen and $1 billion per ship per event in respect of liability for oil pollution.

The 12 P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million. As member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group. Each vessel comprising our fleet is subject to supplemental calls, which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to.

Loss of Hire Insurance

We currently carry a loss of hire insurance for our fleet of $30,000 per day, with a deductible of 14 days. The loss of hire insurance values are reviewed at least quarterly and adjusted to reflect market rates.

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

Bermuda Exchange Control

Under the Exchange Control Act 1972 and related regulations, permission from the Bermuda Monetary Authority (the “BMA”) is required for all issuances and transfers of securities of a Bermuda exempted company, unless the proposed transaction is exempted by the BMA’s written general permissions. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of our common shares to and between non-residents of Bermuda for exchange control purposes, provided that our common shares remain listed on an approved stock exchange, which includes the NYSE. Our common shares may therefore be freely transferred among persons who are residents or non-residents of Bermuda.

Although we are incorporated in Bermuda, we have been designated by the BMA as a non-resident of Bermuda for exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) into and out of Bermuda or to pay dividends to holders of our common shares. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the BMA shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes still require the specific consent of the BMA.

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

Further to the above, the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”), which applies to ships above 500 gross tonnage (“GT”), entered into force on June 26, 2025. Under the Hong Kong Convention, ships must maintain onboard an inventory of hazardous materials. Furthermore, ships must prepare a ship recycling plan prior to being recycled and shall only be recycled at ship recycling facilities authorized by competent authority.

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

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions from the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI were adopted and took effect March 1, 2020 to prohibit the carriage of bunker above 0.5% sulfur on ships with the exception of vessels fitted with Exhaust Gas Cleaning System (“EGCS”), or scrubbers, which can operate using fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that entered into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As determined at the MEPC 70, the Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built are required to be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

MEPC 75 also introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held in June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification having entered into effect from January 1, 2023. A review of the measures is underway. Phase 1 of the review was finalized in 2025, which gathered and analyzed data from Member States about their experience in implementing the short-term measures, identifying a list of challenges and gaps. Phase 2 will run from Spring 2026 to Spring 2028, to further develop the SEEMP framework and metrics.

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

U.S. Regulations

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunker (fuel). OPA defines these other damages broadly to include:

•injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment;
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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaced the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs where required. We have U.S. Coast Guard approved ballast water treatment installed on all our vessels.

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

Himalaya Shipping Ltd.

	MOUNT NOREFJELL INC.	MOUNT BANDEIRA INC.
Jurisdiction	Hull no. 0120833	Hull no. 0120839

Bermuda	MOUNT ITA INC.	MOUNT HUA INC.
	Hull no. 0120834	Hull no. 0120840
Liberian corporations
	MOUNT ETNA INC.	MOUNT EIGER INC.
England and Wales	Hull no. 0120835	Hull no. 0120841

Norway	MOUNT BLANC INC.	MOUNT DENALI INC.
	Hull no. 0120836	Hull no. 0120842

	MOUNT MATTERHORN INC.	MOUNT ACONCAGUA INC.
	Hull no. 0120837	Hull no. 0120843

	MOUNT NEBLINA INC.	MOUNT EMAI INC.
	Hull no. 0120838	Hull no. 0120844

Himalaya Shipping Management (UK) Ltd.

40%
2020 Bulkers Management AS

All holdings are 100% unless otherwise indicated.

D.    Property, plant and equipment

Other than our vessels, we do not own or lease any material property.

We operate a fleet of twelve newbuilding dual fueled Newcastlemax dry bulk vessels. See “Item 4.B. Business Overview” for a summary of our fleet and charter agreements.

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

Significant Developments during 2025

Financing
In 2025, we drew down $6.0 million under our Drew Holdings RCF which was fully repaid in March 2025. As of March 5, 2026, we have $10.0 million available to draw down from this facility.

In December 2025, the Company entered into an addendum in relation to the Drew Holdings RCF, to extend the timeframe to drawdown from the facility to December 31, 2026 and the latest repayment date to December 31, 2027.

Equity transactions

In March 2025, the Company issued 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share, raising net proceeds of $14.8 million to be used for general corporate purposes.

In April 2025, the Board approved a grant of 200,000 share options to key employees, including contracted management.

We declared cash distributions totaling $0.57 per common share in 2025. The cash distributions were made from the Company's Contributed Surplus account.

In December 2025, in connection with the exercise of share options under the long-term incentive plan, the Company issued 100,000 common shares of par value $1.00 each at the exercise price of $7.05 per share.

See Note 19 - “Shareholders’ Equity,” and Note 20 - “Subsequent events” of our audited Consolidated Financial Statements included herein, for further information.

Corporate matters

On April 1, 2025, Lars-Christian Svensen commenced his role as contracted Chief Executive Officer and Vidar Hasund was appointed contracted Chief Financial Officer.

Our shares started trading on Euronext Oslo Bors on June 3, 2025 following the transfer of our listing from Euronext
Expand. Our shares are also listed on the NYSE.

Significant Developments since January 1, 2026

Dividends and equity issuances

We declared cash distributions totaling $0.25 per common share in January, February and March 2026.

In February 2026, in connection with the exercise of share options under the long-term incentive plan, the Company issued 100,000 common shares of par value $1.00 each at the exercise price of $6.76 per share.

Investment in 2020 Bulkers Management

On February 9, 2026, the Company entered into a contract with 2020 Bulkers Ltd. to purchase an additional 4,200 shares in 2020 Bulkers Management for NOK1.1 million, which will be effective on April 1, 2026. This will increase our ownership in 2020 Bulkers Management from 40% to 54%.

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

Factors affecting our revenues

Factors affecting our revenues include the number of vessels in operation, operating days and Baltic Capesize rates.

We derive our earnings from time charters and voyage charters of our vessels. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

Revenues are driven primarily by the amount of daily charter hire that vessels earn under time charters and by the number of operating days during which they generate revenues.

Most of the vessels in our fleet are currently employed on index-linked rate time charter contracts, and future rates on the Capesize Index published by the Baltic Exchange will significantly impact the level of our revenues in the future.

Factors affecting our costs

Operating and general and administrative expenses

We incur operating costs as follows:

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

The majority of our general and administrative costs related to legal and advisory fees, management fees, expenses relating to our listing on NYSE and Euronext Oslo Bors.

Administrative expenses are comprised of general corporate overhead expenses, including personnel costs, audit fees, legal and professional fees, stock compensation costs and other general administrative expenses. Personnel costs may include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. In addition, upon completion of our U.S. IPO in 2023, we incur incremental general and administrative expenses as a result of our being a publicly traded company in the United States.

We may incur impairment losses in the future. An impairment loss on a vessel that has been delivered is recognized when the vessel’s carrying value exceeds the estimated future net undiscounted cash flows expected to be earned over the remaining estimated useful life of the vessel. During the year ended December 31, 2025, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of December 31, 2025 and concluded that no such indicators existed.

We may also incur losses from uncollectible receivables. Such losses are accrued when information is available before the financial statements are issued that indicates that it is probable that a receivable will not be collected.

Depreciation, or the periodic costs charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own or lease. We depreciate the cost of vessels we have recorded on the balance sheet in failed sale leaseback transactions, less their estimated residual value, over their estimated useful life on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Financing Arrangements

We entered into Sale and Leaseback Agreements with our Leasing Providers that financed a significant part of the purchase price of our 12 vessels. Upon delivery, each vessel was sold to an SPV owned by the Leasing Providers, and each SPV has agreed to charter back the vessels back, under bareboat charters, which we have the absolute obligation to pay the hire rates irrespective of any contingency (“Hell or High Water Terms”). For more details of our Financing Arrangements and the terms and conditions thereunder, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements—Sale and Leaseback Agreements.”

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

A. Operating Results

Results of Operations for the Years Ended December 31, 2025 and December 31, 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024.

	Year ended	Year ended
(in millions of $)	December 31, 2025	December 31, 2024	Change	% Change

Total operating revenues	131.9	123.6	8.3	7%
Vessel operating expenses	(28.0)	(23.8)	(4.2)	18%
Voyage expenses and commissions	(1.6)	(1.6)	—	—%
General and administrative expenses	(4.9)	(5.0)	0.1	(2)%
Depreciation	(29.2)	(26.5)	(2.7)	10%
Total operating expenses	(63.7)	(56.9)	(6.8)	12%
Operating profit	68.2	66.7	1.5	2%
Total financial expenses, net	(50.5)	(45.6)	(4.9)	11%
Income tax (expense)/benefit	—	—	—
Net income attributable to shareholders of Himalaya Shipping Ltd	17.7	21.1	(3.4)	(16)%

Total operating revenues

Time charter revenues increased by $8.3 million in the year ended December 31, 2025. This increase was primarily due to a higher number of operating days, which rose to 4,380 days in the year ended December 31, 2025 from 3,941 days in the year ended December 31, 2024, following the delivery of six vessels in the first half of 2024. This resulted in a $13.8 million increase in total operating revenues. The increase in the number of operating days is partially offset by a decrease in average daily time charter equivalent (“TCE”) earnings, gross, to $31,200 per day in the year ended December 31, 2025 from $32,500 per day in the year ended December 31, 2024, resulting in a $5.5 million reduction in total operating revenues. The decrease in TCE earnings was mainly attributable to lower average Baltic 5TC Capesize Index rates, which decreased from $22,593 per day in the year ended December 31, 2024 to $21,297 per day in the year ended December 31, 2025. See "Non-U.S. GAAP Financial Information."

Set forth below is a reconciliation of average TCE earnings, gross to total operating revenues for the years presented.

	Year ended	Year ended
(in millions of $ except TCE earnings and number of days)	December 31, 2025	December 31, 2024	Change
Total operating revenues	131.9	123.6	8.3
Add: Address commissions	4.9	4.5	0.4
Total operating revenues, gross	136.8	128.1	8.7
Fleet operational days	4,380	3,941	439
Average daily TCE earnings, gross	31,233	32,504	(1,271)

Vessel operating expenses

Vessel operating expenses increased by $4.2 million in the year ended December 31, 2025. The increase was primarily a result of the entire fleet being fully operational for the entire year in the year ended December 31, 2025, with six vessels having been delivered and commenced operations during the first half of 2024. In addition, for vessels delivered in 2023, certain expenses such as spares and service fees increased by $0.4 million and $0.3 million, respectively, in the year ended December 31, 2025 compared to the prior year. The Company achieved average vessel operating cost per day of $6,400 for the year ended December 31, 2025 compared to $6,100 in the year ended December 31, 2024.

Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days the fleet operated in the year.

General and administrative expenses

General and administrative expenses decreased by $0.1 million in the year ended December 31, 2025. This decrease was mainly due to a $0.3 million decrease in Directors and Officers Liability insurance, partially offset by a $0.2 million initial admission fee charged by Oslo Bors ASA in connection with the transfer of our listing from Euronext Expand to Euronext Oslo Bors during 2025.

Depreciation

Depreciation increased by $2.7 million in the year ended December 31, 2025. The increase is primarily a result of the delivery and commencement of operations of the remaining six vessels during the first half of 2024.

Total financial expenses, net

Set forth below is a breakdown of our total financial expenses, net for the years presented.

	Year ended	Year ended
(in millions of $)	December 31, 2025	December 31, 2024	Change	% Change

Interest income	1.0	1.0	—	—%
Interest expense, net of amounts capitalized	(51.4)	(46.6)	(4.8)	10%
Other financial (expenses) income, net	(0.1)	—	(0.1)	100%
Total financial expenses, net	(50.5)	(45.6)	(4.9)	11%

Interest expense, net of amounts capitalized, increased by $4.8 million in the year ended December 31, 2025. The increase is mainly due to a higher average balance of outstanding debt following the delivery of the six remaining vessels during the first half of 2024. In addition, interest capitalization ceased in June 2024, following the delivery of the last vessel of our fleet.

Other financial expenses, net of $0.1 million in the year ended December 31, 2025 primarily related to the commitment fee on the revolving credit facility with Drew.

Net income for the year

Net income decreased by $3.4 million in the year ended December 31, 2025. The decrease is mainly due to the increase in interest expense, partially offset by an increase in operating income resulting from the delivery of the remaining six vessels in the first half of 2024.

EBITDA

EBITDA increased by $4.2 million to $97.4 million for the year ended December 31, 2025 compared to $93.2 million for the year ended December 31, 2024. EBITDA is a non-GAAP measure. We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. See "Non-U.S. GAAP Financial Information." Set forth below is a reconciliation of EBITDA to net income for the years presented.

	Year ended	Year ended
(in millions of $)	December 31, 2025	December 31, 2024	Change
Net income	17.7	21.1	(3.4)
Depreciation	29.2	26.5	2.7
Total financial expenses, net	50.5	45.6	4.9
Income tax	—	—	—
EBITDA	97.4	93.2	4.2

Results of Operations for the Year Ended December 31, 2024 and the Year Ended December 31, 2023

For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects A. Operating Results — Results of Operations for the Years Ended December 31, 2024 and December 31, 2023” contained in our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 26, 2025.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry and have primarily financed our newbuildings through a combination of equity capital and sale and leaseback financing. Since the delivery of our vessels, we have funded our working capital requirements from cash generated by operations, equity raises and our Drew Holdings RCF.

Our ability to generate adequate cash flows in the short and medium term depends substantially on the trading performance of our vessels, which is subject to the cyclical nature of the dry bulk market.

We expect continued volatility in dry bulk market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.

Our cash and cash equivalents are held in U.S. dollars, Norwegian Kroner and British Pounds.

Our short, medium and long-term liquidity requirements relate to funding working capital requirements and lease payments under our Sale and Leaseback Agreements. Sources of short-term liquidity include cash, payments from customers under charters, and amounts available under our $10 million Drew Holdings RCF, under which drawings are only allowed until December 31, 2026, and amounts drawn must be repaid by December 31, 2027. In addition, our Sale and Leaseback Agreements contain debt incurrence covenants which could limit our ability to raise debt financing to meet liquidity or other capital requirements.

As of December 31, 2025, we were in compliance with all of our covenants in each of our Financing Arrangements.

As of December 31, 2025, we had cash and cash equivalents of $32.4 million.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the years indicated:

(in millions of U.S. dollars)	Year ended December 31, 2025	Year ended December 31, 2024
Net cash provided by operating activities	51.7	55.9
Net cash used in investing activities	—	(313.4)
Net cash provided by (used in) financing activities	(38.7)	251.4
Net increase/(decrease) in cash, cash equivalents and restricted cash	13.0	(6.1)
Cash and cash equivalents at the beginning of the year	19.4	25.5
Cash and cash equivalents at the end of the year	32.4	19.4
Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(49.5)	(40.3)

Net cash provided by operating activities

Net cash provided by operating activities was $51.7 million for the year ended December 31, 2025 compared to $55.9 million in 2024. The decrease of $4.2 million was primarily attributable to higher vessel operating expenses, which increased by $4.2 million year-over-year. Interest payments included within net cash provided by operating activities totaled $49.5 million in the year ended December 31, 2025, compared to $40.3 million (net of capitalized interest) in the year ended December 31, 2024. The impact of these increases was partially offset by higher total operating revenues and related cash receipts during 2025.
Net cash used in investing activities

Net cash used in investing activities was nil for the year ended December 31, 2025, as there were no capital expenditures or investments during the year.

Net cash used in investing activities totaled $313.4 million for the year ended December 31, 2024, primarily reflecting the following:

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

Net cash provided by (used in) financing activities

Net cash used in financing activities was $38.7 million for the year ended December 31, 2025. The principal components were:

•repayments on the sale and leaseback financings of $27.3 million, comprising of (i) payments of installments on the sale leaseback financing with AVIC of $10.4 million, (ii) payments of installments on the sale leaseback financing with CCBFL of $12.8 million, and (iii) payments of installments on the sale leaseback financing with Jiangsu of $4.1 million;
•draw downs under the revolving credit facility with Drew of $6.0 million and the subsequent repayment of $6.0 million; and
•payment of cash distributions of $26.9 million.

These outflows were partially offset by:

•net proceeds of $14.8 million from the private placement in March 2025; and
•proceeds from share issuance in connection with the exercise of share options of $0.7 million.

Net cash provided by financing activities of $251.4 million for the year ended December 31, 2024 is a result of cash generated from:

•proceeds from the issuance of long-term debt (net of deferred finance charges paid to lender) of $295.5 million, comprised of $196.9 million and $98.6 million drawn down under the sale leaseback financing with CCBFL and Jiangsu, respectively.

These inflows were partially offset by:

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

In March 2025, the Company issued 2,650,000 common shares in a private placement, raising gross proceeds of approximately $15.0 million which were used for general corporate purposes.

Additionally, in December 2025, the Company issued 100,000 common shares, par value $1.00 each per share, in connection with the exercise of share options under its long-term incentive plan. The shares were issued at an exercise price of $7.05 per share.

Financing Arrangements

Sale and Leaseback Agreements

Pursuant to the Shipbuilding Contracts, we acquired 12 vessels for an average purchase price of $69.3 million per vessel. The total average purchase price, including estimated variation orders, Address Commissions and the cost of scrubbers we installed on each of our vessels was $71.6 million.

Set forth below is an overview of our Sale and Leaseback Agreements. The aggregate amount of lease payments under the lease agreements for all our vessels is approximately $72.6 million per year.

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

Pursuant to the terms of each bareboat charter, we pay in advance a fixed bareboat daily charter hire rate plus amortization and interest on the scrubber financing, payable every consecutive three months and we have options to purchase each vessel starting on the third anniversary of such vessel’s delivery to us at a pre-determined, amortizing purchase price (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements—Sale and Leaseback Agreements—Purchase Options”).

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

Pursuant to the terms of each bareboat charter, we pay in arrears a fixed bareboat daily charter hire rate, payable every three months and we have options to purchase each vessel starting on the third anniversary until the seventh anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements—Sale and Leaseback Agreements—Purchase Options”). The CCBFL Leasing Arrangement also contains customary covenants for this type of arrangements, including (i) covenants relating to the vessels, class, flag, compliance with the ISM Code and ISPS Code, including restrictions on sales of the vessels, (ii) general compliance requirements relating to laws and regulations, environmental protection, (iii) customary information covenants and financial reporting covenants, (iv) restrictions on change of control of subsidiaries, (v) restrictions on entering into any corporate restructuring, without the prior written consent of CCBFL, and (vi) certain financial covenants, including limitations to incur any financial indebtedness or grant any loan without the prior written consent of CCBFL, and minimum cash requirements. On the latter, each relevant subsidiary is required to maintain a minimum cash balance in its account equivalent to three months’ charter hire under each applicable CCBFL Leasing, which amounts to approximately $1.5 million. As of March 5, 2026, the Company is required to maintain a total minimum cash balance of $9.3 million in the subsidiaries that lease “Mount Matterhorn”, “Mount Neblina”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” subject to this financing.

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

Jiangsu Financial Leasing Arrangements

Further, CCBFL, Jiangsu Financial and the Company have entered into novation and assignment agreements, in relation to the “Mount Bandeira” and “Mount Hua” pursuant to which CCBFL transferred and assigned all of its rights and obligations to Jiangsu Financial, on the same terms and conditions as contemplated in the corresponding CCBFL Leasing for such two vessels, which became effective on March 9, 2023. The sale and leaseback arrangement is accounted for as a financing transaction. As of March 5, 2026, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Bandeira” and “Mount Hua.”

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

We have not exercised the purchase options on the third anniversary of the delivery of Mount Norefjell and Mount Ita, which were on March 2, 2026 and March 9, 2026, respectively.

In addition, the Company was required to pay loan fees to Avic, CCBFL and Compass Advisory Services Pte. Ltd. from the date we entered into the Sale and Leaseback Agreements up to the delivery date of the vessels, of which $2.3 million were paid for the year ended December 31, 2024.

Drew Holdings Revolving Credit Facility

In December 2022, Drew Holdings provided us with an unsecured revolving credit facility of $15.0 million, which was available to the Company in tranches if we have no other liquid funds available to meet our working capital requirements. The Drew Holdings RCF is an unsecured revolving credit facility, bearing an interest rate of LIBOR for the applicable interest period under the facility, plus a margin of 8% p.a. The Company may select an interest period for each tranche of one, three or six months as specified in each relevant drawdown notice.

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

In December 2025, the Company entered into an addendum with Drew in relation to the Drew Holdings RCF to extend the timeframe to drawdown from the facility to December 31, 2026 and the latest repayment date to December 31, 2027.

In 2025, the Company drew down $6.0 million under Drew Holdings RCF which was fully repaid in March 2025.

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

As of December 31, 2025, we were in compliance with all of our covenants in each of our Financing Arrangements to the extent applicable.

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

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2025:

(in millions of $)	Total obligation	Due in 2026	Due in 2027 - 2028	Due in 2029 - 2030	Due Thereafter
Financing
Bareboat charters for vessels (1)	909.1	72.5	145.3	402.4	288.9
Repayment of scrubber financing including interest commitments (2)	0.4	0.4	—	—	—
	909.5	72.9	145.3	402.4	288.9

(1) This includes repayment of loan principal under the sale and leaseback agreements and related interest..

(2) Our interest commitments on our scrubber financing is calculated based on assumed SOFR rate of 3.87% plus the margin rate and credit spread associated with the financing of the scrubbers on the first 4 vessels.

Capital Commitments

We have no short-term capital commitments as of March 5, 2026.

C.    Research and Development, Patents and Licenses

Not applicable.

D.    Trend Information

The average Baltic Capesize Index (BCI) for 2025 was $21,297. The average for the fourth quarter of 2025 was $28,875 per day, while the 12-vessel Himalaya fleet achieved average TCE earnings of around $39,600 per day, gross, over the same period. This performance reflects the operating capabilities of our vessels, and our strong commercial execution.
The fourth quarter of 2025 saw an increase in ton miles of approximately 9.4% year-on-year for Capesize cargoes. Across the three major commodities, ton miles increased by 12.4% for iron ore and 21.0% for bauxite, partially offset by a 15% decrease in coal. The increase in bauxite ton miles was primarily driven by volumes from West Africa to China.

The trend has continued into the first few months of 2026, with BCI rates averaging $23,078 year-to-date through March 5, 2026.

The market has been driven by a combination of continued demand from China, increased exports from Brazil and West Africa, coupled with stable tonnage balance in favor of owners.

We maintain a positive long-term outlook for large dry bulk vessels. The current order book for new Capesize vessels represents approximately 11% of the existing fleet. Although we have observed a modest increase in the order book, Capesize vessels have the lowest order book of all major shipping segments, and yard capacity has decreased significantly from its peak. Additionally, by 2028, approximately 14% of the entire fleet will be more than 20 years old, marking the earliest opportunity for significant fleet expansion. Furthermore, approximately 28% of the total Capesize fleet will require drydocking in 2026 due to 5, 10, 15, and 20-year Special Surveys.

The Company’s outlook remains positive with respect to expected growth in ton miles, driven by China's continued demand for bauxite, with approximately 77% of the 2025 volumes originating from West Africa and Brazil. The anticipated increase in iron ore production capacity in the Atlantic, specifically from Guinea (approximately 120 million tonnes) and Brazil (approximately 50 million tonnes) between 2025 and 2027, is expected to further increase ton mile demand.

Key downside risks to the Capesize market include a potential slowdown in the Chinese economy and geopolitical tensions, including trade wars and tariffs. Although we have not been directly impacted by the tariffs and tolls announced by the U.S. administration in 2025, we are closely monitoring the Panamax and Supramax segments, as trends in the market for smaller dry bulk vessels have historically influenced the market for Capesize and Newcastlemax vessels. We are monitoring the impact of the current situation in the Middle East. As of March 5, 2026, there has been no direct impact on the BCI rates.

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

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements. For a discussion of our accounting policies, see Note 2—“Basis of Preparation and Significant Accounting Policies” to our Consolidated Financial Statements.

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

During the years ended December 31, 2025 and 2024, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of December 31, 2025 and 2024, and concluded that no such events have occurred. Accordingly, we have not recorded an impairment charge during the years ended December 31, 2025 and 2024.

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

Recently Issued Accounting Standards

See Item 18. Financial Statements: Note 3—“Recently Issued Accounting Standards.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The business address of the directors and officers is S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda.

Directors

The following provides information about each of our directors as of the date of this annual report.

Name	Age	Position
Bjorn Isaksen	42	Chairman of our Board of Directors, Director and Nominating and Corporate Governance Committee Member
Jehan Mawjee	38	Director and Audit Committee Chairperson
Alexandra Kate Blankenship	61	Director and Audit Committee Member
Carl Steen	75	Director, Audit Committee Member, and Nominating and Corporate Governance Committee Chairperson
Mi Hong Yoon	55	Director, Nominating and Corporate Governance Committee Member, and Company Secretary

Bjørn Isaksen has been a member of our Board of Directors since June 2, 2021. Mr. Isaksen was employed by ABG Sundal Collier Ltd. as a partner from 2005 until 2014 and has been employed by Magni Partners Limited, in the UK, as a partner since 2014. Mr. Isaksen is a resident of Monaco.

Magni Partners Limited is a subsidiary of Magni Partners. The founder and sole shareholder of Magni Partners is Mr. Tor Olav Trøim. Drew Holdings Limited, which is wholly owned by Drew Trust, a trust established for the benefit of Mr. Trøim and his immediate family, owns approximately 29.1% of the common shares of the Company as of March 5, 2026. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Alexandra Kate Blankenship has served as a member of the Board of Directors and Audit Committee since May 21, 2025. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship joined Frontline Ltd in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Among other positions, she has served on the board of numerous publicly listed companies, including as Director and Audit Committee Chairperson of North Atlantic Drilling Ltd., Archer Limited, Golden Ocean Group Limited, Frontline Ltd., Avance Gas Holding Limited, Ship Finance International Limited, Seadrill Limited, Seadrill Partners LLC, 2020 Bulkers Ltd, Diamond S Shipping Inc prior to its merger with International Seaways Inc, and Eagle Bulk Shipping Inc prior to its merger with Star Bulk Carriers Corp. Mrs. Blankenship also currently serves as a Director of International Seaways Inc and Borr Drilling Limited.

Carl Steen has been a member of our Board of Directors since November 1, 2021 and currently serves on our Audit Committee. His career spans several high-profile companies, including in his role as Head of the Shipping, Oil Services & International Division at Nordea Bank, where he served from January 2001 to February 2011. Mr. Steen holds directorship positions in various Norwegian and international companies including Golar LNG Limited, Wilhelmsen Holding ASA (Chairman), and CMB Tech NV. Mr. Steen holds a Master of Science in Industrial and Management Engineering from ETH Zurich, Switzerland.

Mi Hong Yoon has served as a member of our Board of Directors and as Company Secretary since May 23, 2022. Ms. Yoon has been Managing Director of Golar Management (Bermuda) Limited since February 2022. Prior to this role, she served as Chief Legal, Regulatory and Compliance Officer at Digicel Bermuda from 2019 to 2022 and previously as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. Ms. Yoon brings extensive international legal, regulatory, corporate governance and compliance experience. She holds a Bachelor of Laws degree (LLB) from the University of New South Wales in Australia and a Masters of Laws (LLM) in International Economic Law from the Chinese University of Hong Kong. She is a member of the Institute of Directors. Current directorships and management positions include serving as Director and Company Secretary of Golar LNG Ltd., Borr Drilling Ltd. and Bruton Limited, and as Company Secretary of 2020 Bulkers Ltd.

Executive Officers

The following provides information about each of our executive officers as of the date of this annual report.

Name	Age	Position
Lars-Christian Svensen	40	Chief Executive Officer(1)
Vidar Hasund	48	Chief Financial Officer(1)
_______________
(1)    Contracted from 2020 Bulkers Management AS.

Lars-Christian Svensen assumed the role of Chief Executive Officer of Himalaya Shipping on April 1, 2025. Prior to that, he was Chief Commercial Officer of 2020 Bulkers and Himalaya Shipping from September 1, 2024. Mr. Svensen has a 17-year career in international shipping. From 2007 to 2008, he worked as a shipbroker for Cmarine Services. From 2008 to 2009, he served as a Project Analyst for Petredec Pte Ltd in Singapore. From 2009 to 2020, Mr. Svensen served in Western Bulk, where he held various positions within the group in Singapore (Head of Arabian Gulf), Seattle, US (President), and Oslo (Senior Vice President). From 2020 to 2024, he acted as Chief Commercial Officer and Chief Executive Officer of Golden Ocean Management AS.

Vidar Hasund assumed the role of Contracted Chief Financial Officer of Himalaya Shipping on April 1, 2025. Mr. Hasund is also Chief Financial Officer of 2020 Bulkers and Contracted Chief Financial Officer of Bruton Limited. Other positions previously held include Contracted Chief Financial Officer of Himalaya Shipping from 2021 to 2023, Chief Accounting Officer of Borr Drilling from 2017 to 2018, Financial Officer and International Tax Accounting Manager at PGS from 2008 to 2017, Financial Controller at BW Gas ASA from 2005 to 2007 and Auditor at KPMG from 2002 to 2004. He holds a Master of Accounting and Auditing degree from Norwegian School of Economics.

B.     Compensation

The aggregate cash compensation, including benefits in kind, accrued or paid to our directors with respect to the year ended December 31, 2025, for services in all capacities was $320,000.

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

Our contracted Chief Executive Officer, Lars-Christian Svensen and contracted Chief Financial Officer, Vidar Hasund, devote a substantial portion of their working time to our affairs as is required for the performance of the duties of our Manager to us under the Management Agreement, however, since inception, they have not exclusively provided services to us. As a result, our contracted executive officers from time to time are not exclusively dedicated to performing services to us.

C. Board Practices

We are subject to Bermuda law regarding corporate governance. Our Board of Directors is composed of five directors. A director is not required to hold any shares in our Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he or she may be interested therein, and if he or she does so, their vote shall be counted and may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.

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

The Directors may be re-elected. Directors stand for re-election at each annual general meeting but there is no limit on the term of office.

There are no service contracts between us and any member of our Board of Directors providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.

The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including this requirement.

Our Board of Directors has determined that a majority of our directors are considered “independent” under New York Stock Exchange independence standards.

Board Committees

Audit Committee

The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom must be independent. Additionally, at least one member of the audit committee must have accounting or related financial management expertise. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including the requirement to have three members on the audit committee.

Consistent with NYSE requirements, our audit committee currently consists of three members, Jehan Mawjee, Carl Steen and Alexandra Kate Blankenship. The audit committee assists the Board of Directors in overseeing the audits of the Company's financial statements, overseeing the quality and integrity of our external financial reporting. The audit committee is also responsible for reviewing, evaluating and advising the Board concerning the adequacy of our accounting systems, internal controls, and compliance with legal and regulatory requirements. In addition, the audit committee is directly responsible for the nomination, engagement (following approval of the appointment of the auditor by the shareholders at the annual general meeting), compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee is also responsible for reviewing and determining whether to approve certain transactions with related parties. See “Item 7. Major Shareholders and Related Party Transactions.”

The Board of Directors has determined that Ms. Mawjee and Mrs. Blankenship qualify as “audit committee financial experts,” as such term is defined in the rules of the SEC, and all members of the audit committee are independent, as defined under SEC regulations and NYSE same rules. Ms. Mawjee is chairperson of our audit committee.

Compensation Committee

The NYSE requires U.S. listed companies to have a compensation committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As a foreign private issuer, we rely on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE, such that we do not have a compensation committee. In lieu of a compensation committee, our Board is responsible for establishing the executive officers’ compensation and benefits including our equity compensation plan.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Carl Steen, Bjørn Isaksen and Mi Hong Yoon, develops and recommends to the Board of Directors a set of corporate governance principles applicable to our company, oversees the evaluation of our Board of Directors and identifies and nominates candidates for election to the Board of Directors. The NYSE requires U.S. listed companies to have a nominating and corporate governance committee comprised entirely of independent directors and a committee charter addressing certain minimum responsibilities. As a foreign private issuer, we rely on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE requirements. Not all our committee members are independent. Carl Steen has been appointed to act as chairperson of our nominating and corporate governance committee.

D. Employees

We had three employees as of December 31, 2025. See “Item 6. Directors, Senior Management and Employees” for additional information.

There is no relationship between management and labor unions.

E. Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of March 5, 2026. Also shown are their interests in share options granted to them under our long-term incentive program (the “LTI Plan”).

Director or Officer	Beneficial Ownership in Common Shares			Interest in Options
	Number of shares	%		Total number of options	Exercise price(1)	Expiry date
Bjorn Isaksen(2)	450,000	*		150,000(4)	$8.00	December 8, 2026
Jehan Mawjee	—	—		50,000(5)	$8.00	February 19, 2029
Carl Steen(3)	202,496	*		75,000(4)	$8.00	December 8, 2026
Lars-Christian Svensen	19,186	*		65,000(6)	$10.00	September 1, 2029
				120,000(7)	$7.50	March 31, 2030
Vidar Hasund	—	—		100,000(4)	$8.00	December 8, 2026
				20,000(7)	$7.50	March 31, 2030
All executive officers and directors as a group	671,682	1.4%	**	580,000
___________________
*    Represents beneficial ownership of less than 1.0% of total outstanding shares.
**    This is calculated based on the number of common shares outstanding as of March 5, 2026.
(1)    Exercise prices are presented gross of cash distributions declared.
(2)     Represents shares beneficially owned by Bjorn Isaksen, including those held by Freng Invest AS. In addition, Mr Isaksen holds 200,000 shares under a forward purchase agreement with Drew Holdings Ltd. for settlement on June 15, 2026.
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
(6)    On September 1, 2024, our Board of Directors approved the award of share options under the LTI Plan to an executive officer to vest within a period of three years of the grant and expiring on September 1, 2029.
(7)     On April 3, 2025, our Board of Directors approved the award of share options under the LTI Plan to executive officers to vest within a period of three years of the grant and expiring on March 31, 2030.

Equity Incentive Plan

We have adopted a long-term incentive plan and have authorized the issuance of up to 1,250,000 options pursuant to awards under our long-term incentive program (the “LTI Plan”), of which 250,000 options remain unallocated for further awards and recruitments. Any person who is contracted to work at least 20 hours per week in our service, the members of our Board and any person who is a member of the board of any of our subsidiaries and an individual who is employed by a regular service provider to the Company provided such individual participates in the team providing such services on a regular basis are eligible to participate in our LTI Plan. The purpose of our LTI Plan is to align the long-term financial interests of our employees, contracted officers and directors with those of our shareholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to our long-term performance and growth. To accomplish this, our LTI Plan permits the issuance of our common shares.

For further details on share options please refer to Note 18—“Share Based Compensation” of our Consolidated Financial Statements included herein.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents certain information as of March 5, 2026 regarding the beneficial ownership of our common shares with respect to shareholders that, to the best of our knowledge, beneficially own more than 5% of our issued and outstanding common shares:

5% Equity holders	Beneficial Ownership in Common Shares(1)
	Number of shares	%
Drew Holdings Ltd.(2)	13,590,549	29.1%

(1)    The calculations in the table above are based on 46,750,000 common shares outstanding as of March 5, 2026.
(2)     This information is derived from Schedule 13G of Drew Holdings Ltd. filed with the SEC on October 14, 2025. Drew Holdings Ltd. is wholly owned by Drew Trust, a trust established in Bermuda for the benefit of Mr. Tor Olav Trøim and his immediate family.

To our knowledge, as of March 5, 2026, 46,750,000 of our common shares are held by Cede & Co., a nominee of The Depository Trust Company, which directly holds our shares that trade on the NYSE and Oslo Bors.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See the sections entitled “Item 4. Information on the Company—A. Our History and Development” and “Item 10. Additional Information—A. Share Capital” for historical changes in our shareholding structure.

B. Related Party Transactions

Himalaya Shipping is party to a number of significant contractual arrangements with related parties. Related party transactions that we were party to for the years ended December 31, 2025, 2024 and 2023 are described in Note 17—“Related Party Transactions” of our audited consolidated financial statements included herein.

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

Dividend policy

Under our bye-laws, our Board of Directors may declare dividends or cash distributions. We are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares and make other payments. Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than its liabilities.

Since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Arrangements.”

Our Board of Directors has adopted a dividend policy to distribute monthly dividends to our shareholders subject to our vessels generating sufficient cash flow allowing such payments. Any determination related to our dividend policy will be subject to the discretion of our Board of Directors, requirements of Bermuda law and other applicable laws, our results of operations, financial condition, cash requirements and availability, including requirements under capital expenditure programs, market prospects, contractual restrictions under our Financing Arrangements, the ability of our subsidiaries to distribute funds to us and other factors deemed relevant by our Board of Directors. We have not adopted a separate written dividend policy to reflect our Board’s policy.

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

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

Our common shares have traded on the NYSE since April 3, 2023 and the Euronext Oslo Bors since June 3, 2025, following the transfer of our listing from Euronext Expand, both under the ticker “HSHP.”

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

In December 2023, the Company issued 3,117,143 common shares of par value $1.00 each in a private placement at a price of $5.64 per share. The Company had 43,900,000 issued and fully paid common share of par value $1.00 each as of December 31, 2024 and 2023.

In March 2025, the Company issued 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share. Following the issuance, the Company has 46,550,000 issued and fully paid common shares of par value $1.00 each.

In December 2025, in connection with the exercise of share options under the long-term incentive plan, the Company issued 100,000 common shares of par value $1.00 each at the exercise price of $7.05 per share. The Company has 46,650,000 issued and fully paid common shares of par value $1.00 each as of December 31, 2025.

In February 2026, in connection with the exercise of share options under the long-term incentive plan, the Company issued 100,000 common shares of par value $1.00 each at the exercise price of $6.76 per share. Following the issuance, the Company has 46,750,000 issued and fully paid common shares of par value $1.00 each.

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

Preference Shares

Pursuant to Bermuda law and our bye-laws, our Board of Directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of the company. As of March 5, 2026, we have not issued preference shares.

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

Transfer of Shares

Our Board of Directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share that is not fully paid. Our Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our Board of Directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the usual common form or in any other form which our Board of Directors may approve. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor.

Where our common shares are listed or admitted to trading on any appointed stock exchange, such as the NYSE, they will be transferred in accordance with the rules and regulations of such exchange.

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

The BMA has given its consent for the issue and free transferability of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our common shares remain listed on an appointed stock exchange, which includes NYSE. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, neither the BMA nor the Registrar shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

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
•the requirement to file reports on Form 8-K disclosing certain significant events within four business days of their occurrence; and
•the requirements of Regulation FD.

The HFIAA, which was signed into law on December 18, 2025, amended Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act), to require directors and officers of foreign private issuers to comply with the Section 16(a) insider reporting requirements beginning March 18, 2026. Directors and officers of foreign private issuers remain exempt from the short-swing profits rule under Section 16(b) and the short sale prohibition under Section 16(c).

If at any time we cease to be a “foreign private issuer” under the rules of NYSE and the Exchange Act, as applicable, our Board of Directors will be required to comply with NYSE corporate governance rules.

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

E. Taxation

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. However, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”) on December 27, 2023. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR750 million for two out of the previous four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is at a rate of 15% of net taxable income of such constituent entities, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). Bermuda’s new 15% corporate income tax is now chargeable under the CIT Act for tax years starting on or after January 1, 2025.

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

Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will continue to monitor developments with regards to the implementation and regulation of the CIT Act in Bermuda. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may become subject to taxation in Bermuda. If we are subject to taxation in Bermuda under the CIT act, our international shipping income may be excluded from taxation if we can demonstrate either strategic or commercial management in Bermuda.

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

We believe that the income we earn from our time charters and voyage charters should not be treated as passive income for purposes of the income test. Accordingly, based on the current composition of our income and assets and our expected income and operations, we believe that we were not a PFIC for our most recent taxable year ending December 31, 2025 and do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. PFIC status is a factual determination, however, and must be made annually after the close of each taxable year. The composition of our income and assets may change over the course of the year or from year to year, and the value of our unbooked intangibles will generally be determined by reference to the public price of our common shares (which may fluctuate significantly). Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any past or future taxable years.

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

Interest rate risk. The acquisition of our vessels is mainly financed by leasing arrangements with Avic, CCBFL and Jiangsu. The bareboat charter rate per day under the leasing arrangements are fixed for the duration of the arrangement except for the scrubber financing on the first four vessels financed by Avic. The scrubber financing is subject to interest at a rate of Overnight SOFR plus a margin and credit adjustment spread. As of December 31, 2025, the amount of our outstanding debt subject to variable interest rates was $0.4 million. The impact of a one percentage point increase in interest rate is not expected to be material.

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

Based on our expenses in the year ended December 31, 2025, a 10% depreciation of the U.S. Dollar against the Norwegian Kroner would have increased our expenses by $0.3 million, but a 10% depreciation of the U.S. Dollar against the British Pound would have no material impact. The sensitivity analysis is based on a ten percent increase applied against the foreign currency transactions separately for Norwegian Kroner and British Pound transactions for the period thereby assuming foreign exchange rates change in a parallel manner, and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.

Shipping index risk. For the year ended December 31, 2025, certain vessels of the Company were on index-linked charters and earned revenues based on the Baltic 5TC index (BCI) rates. Based on our time charter revenues on index-linked charters for 2025, a 10% reduction in the BCI rates would have decreased our time charter revenues by $8.5 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.     American Depository Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURE

a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of our Company’s Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) and 15d-15(b) of the Exchange Act of 1934, as of December 31, 2025. Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

In connection with the preparation of our annual “Consolidated Financial Statements,” management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2025, our internal control over financial reporting was effective.

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

Our principal accountant for 2025 and 2024 was PricewaterhouseCoopers AS (PCAOB ID 01318).

(a)    Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant, PricewaterhouseCoopers AS for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(in millions of $)
Fiscal year ended December 31, 2025	0.4
Fiscal year ended December 31, 2024	0.4

(b)     Audit-Related Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for assurance and related services, not included under “(a) Audit Fees,” rendered by the principal accountant.

(in thousands of $)
Fiscal year ended December 31, 2025	—
Fiscal year ended December 31, 2024	—

(c)     Audit Committee’s Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of our independent auditor before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor in 2025 and 2024 were approved by our board of directors pursuant to the pre-approval policy.

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

If at any time we cease to be a “foreign private issuer” under the rules of NYSE and the Exchange Act, as applicable, our Board of Directors will be required to comply with corporate governance rules.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-28 are filed as part of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Description of Exhibit
1.1	Certificate of Incorporation (incorporated by reference from Exhibit 3.1 to the Registration Statement filed on Form F-1, dated March 7, 2023)§
1.2	Memorandum of Association (incorporated by reference from Exhibit 3.2 to the Registration Statement filed on Form F-1, dated March 7, 2023)§
1.3	Amended and Restated Bye-laws (incorporated by reference from Exhibit 3.3 to the Registration Statement filed on Form F-1, dated March 7, 2023)§
1.4
Certificate of Deposit of Memorandum of Increase of Share Capital of Himalaya Shipping registered on July 2, 2021 (increasing Himalaya Shipping’s authorized capital) (incorporated by reference from Exhibit 3.4 to the Registration Statement filed on Form F-1, dated March 7, 2023)§

2.1	Description of Securities Registered under Section 12 of the Exchange Act†
4.1	Form of Registration Rights Agreement (incorporated by reference from Exhibit 10.1 to the Registration Statement filed on Form F-1, dated March 7, 2023)§
4.2
Shipbuilding Contract for Construction of One 210,000 dwt Bulk Carrier between New Times Shipbuilding Co. Ltd. and MOUNT NOREFJELL INC. (formerly known as LHOTSE INC.), for vessel with hull number 0120833, dated March 10, 2021, as amended on November 16, 2022 (incorporated by reference from Exhibit 10.2 to the Registration Statement filed on Form F-1, dated March 7, 2023)§,**,#

4.3
Amended and Restated Memorandum of Agreement and Bareboat Charter, dated February 22, 2023, between MOUNT NOREFJELL INC., a wholly owned subsidiary of Himalaya Shipping, and Great Lhotse Limited, providing for the sale and leaseback of the Mount Norefjell vessel, with hull number 0120833 (Avic Leasing) (incorporated by reference from Exhibit 10.3 of the to the Registration Statement filed on Form F-1, dated March 7, 2023)§,***,#

4.4
Memorandum of Agreement and Bareboat Charter, dated April 20, 2022, between MOUNT MATTERHORN INC. (formerly known as EVEREST INC.), a wholly owned subsidiary of Himalaya Shipping, and Jianxin Jinjiushiwu Leasing (Tianjin) Co. Ltd., providing for the sale and leaseback of the Mount Matterhorn vessel, with hull number 0120837 (CCBFL Leasing) (incorporated by reference from Exhibit 10.4 to the Registration Statement filed on Form F-1, dated March 7, 2023)§,****,#

4.5
Novation Agreement, dated December 14, 2022, between MOUNT BANDEIRA INC., a wholly owned subsidiary of Himalaya Shipping, Jianxin Jinjiushiqui Leasing (Tianjin) Co. Ltd., as original buyer, and Huinuo (Tianjin) Shipping Leasing Co. Ltd., in respect of Mount Bandeira vessel, with hull number 0120839 (Jiangsu Leasing) (incorporated by reference from Exhibit 10.5 to the Registration Statement filed on Form F-1, dated March 7, 2023)§,****,*****,#

4.6
Revolving Credit Facility Agreement between Himalaya Shipping Ltd. and Drew Holdings Limited. dated December 14, 2022 (incorporated by reference from Exhibit 10.6 to the Registration Statement filed on Form F-1, dated March 7, 2023)§,#

4.7
Addendum to the Revolving Credit Facility Agreement between Himalaya Shipping Ltd. and Drew Holdings Limited dated January 11, 2024 (incorporated by reference from Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)§,#

4.8
Second Addendum to Revolving Credit Facility Agreement between Himalaya Shipping Ltd. and Drew Holdings Ltd. dated October 31, 2024 (incorporated by reference from Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)§,#

4.9	Third Addendum to Revolving Credit Facility Agreement between Himalaya Shipping Ltd. and Drew Holdings Ltd. dated December 31, 2025†,#
4.10
Management Agreement between Himalaya Shipping Ltd. and 2020 Bulkers Management AS, dated February 27, 2023 (incorporated by reference from Exhibit 10.7 to the Registration Statement filed on Form F-1, dated March 7, 2023)§

4.11
Corporate Support Agreement between Himalaya Shipping Ltd. and Magni Partners (Bermuda) Limited, dated September 15, 2021 (incorporated by reference from Exhibit 10.8 to the Registration Statement filed on Form F-1, dated March 7, 2023)§,#

4.12
Novation Agreement, dated July 10, 2023, between MOUNT MATTERHORN INC., a wholly owned subsidiary of Himalaya Shipping, Jianxin Jinjiushiwu Leasing (Tianjin) Co. Ltd., as original buyer, and Compass Shipping 90 Corporation Limited, in respect of Mount Matterhorn vessel, with hull number 0120837 (incorporated by reference from Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)§,******,#

8.1	List of subsidiaries of Himalaya Shipping†
11.1	Insider Trading Policy†

12.1	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act†
12.2	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act†
13.1	Certification of the Principal Executive Officer under Section 906 of the Sarbanes-Oxley Act†
13.2	Certification of the Principal Financial Officer under Section 906 of the Sarbanes-Oxley Act†
97.1	Clawback Policy (incorporated by reference from Exhibit 97.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)§
101.INS	XBRL Instance Document†
101.SCH	XBRL Taxonomy Extension Schema Document†
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document†
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document†
101.LAB	XBRL Taxonomy Extension Label Linkbase Document†
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document†
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
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

Himalaya Shipping Ltd.
(Registrant)

	By:	/s/ Lars-Christian Svensen
	Name:	Lars-Christian Svensen
	Title:	Chief Executive Officer

	By:	/s/ Vidar Hasund
	Name:	Vidar Hasund
	Title:	Chief Financial Officer
Date: March 12, 2026

HIMALAYA SHIPPING LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Himalaya Shipping Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Himalaya Shipping Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and December 31, 2024, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
March 12, 2026

We have served as the Company's auditor since 2021.

HIMALAYA SHIPPING LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in millions of $ except per share data)	Notes	December 31, 2025	December 31, 2024	December 31, 2023

Operating revenues
Time charter revenues	8	131.9	123.6	36.7
Total operating revenues		131.9	123.6	36.7

Operating expenses
Vessel operating expenses		(28.0)	(23.8)	(8.6)
Voyage expenses and commissions		(1.6)	(1.6)	(0.6)
General and administrative expenses		(4.9)	(5.0)	(3.8)
Depreciation	12	(29.2)	(26.5)	(9.1)
Total operating expenses		(63.7)	(56.9)	(22.1)

Operating income		68.2	66.7	14.6

Financial income (expenses), net
Interest income		1.0	1.0	0.8
Interest expense, net of amounts capitalized	7	(51.4)	(46.6)	(13.6)
Other financial (expenses) income, net		(0.1)	—	(0.3)
Total financial expenses, net		(50.5)	(45.6)	(13.1)

Net income before income tax		17.7	21.1	1.5
Income tax (expense)/benefit	4	—	—	—
Net income attributable to shareholders of Himalaya Shipping Ltd		17.7	21.1	1.5
Total comprehensive income attributable to shareholders of Himalaya Shipping Ltd.		17.7	21.1	1.5

Basic and diluted earnings per share	6	0.38	0.48	0.04

HIMALAYA SHIPPING LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

(in millions of $)	Notes	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents		32.4	19.4
Trade receivables		0.7	1.2
Prepaid expenses and other current assets	9	6.6	6.2
Total current assets		39.7	26.8

Non-current assets
Equity method investment	10	0.4	0.3
Vessels and equipment, net	12	823.8	853.0
Total non-current assets		824.2	853.3
Total assets		863.9	880.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	14	23.6	24.3
Trade payables	17	1.3	0.8
Accrued expenses	13	6.4	7.2
Unearned income		4.8	3.2
Other current liabilities		0.5	0.3
Total current liabilities		36.6	35.8

Non-current liabilities
Long-term debt	14	665.6	689.6
Total non-current liabilities		665.6	689.6
Total liabilities		702.2	725.4

Commitments and contingencies	16

Shareholders' equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2024: 140,010,000) shares, issued and outstanding 46,650,000 (2024: 43,900,000) shares	19	46.7	43.9
Additional paid-in capital	19	27.4	14.4
Contributed surplus	19	50.3	76.8
Retained earnings		37.3	19.6
Total shareholders' equity		161.7	154.7
Total liabilities and shareholders' equity		863.9	880.1

HIMALAYA SHIPPING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in millions of $)	Notes	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from operating activities
Net income		17.7	21.1	1.5
Adjustments to reconcile net loss to net cash used in operating activities
Non-cash compensation expense related to stock options	18	0.2	0.5	0.5
Depreciation of vessels	12	29.2	26.5	9.1
Amortization of deferred finance charges		2.7	2.4	1.4

Change in assets and liabilities:
Accounts receivable		0.5	(0.5)	(0.8)
Amounts due to/from related parties	17	—	—	(2.7)
Accounts payable		0.5	(0.9)	0.5
Accrued expenses		(0.5)	4.3	1.0
Other current and non-current assets		(0.4)	0.3	(5.1)
Unearned income and other current liabilities		1.8	2.2	1.0
Net cash provided by operating activities		51.7	55.9	6.4

Cash flows from investing activities
Additions to newbuildings		—	(313.1)	(413.0)
Acquisition of equity method investment	10	—	(0.3)	—
Net cash used in investing activities		—	(313.4)	(413.0)

Cash flows from financing activities
Proceeds from issuance of common shares, net of paid issuance costs	19	15.5	—	62.2
Proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender)	14	—	295.5	391.4
Other deferred finance charges paid		—	(2.3)	(4.0)
Proceeds from short-term debt from related party	17	6.0	—	—
Proceeds from issuance of long-term debt from related party	17	—	—	1.0
Repayment of short-term and long-term debt from related party	17	(6.0)	—	(2.0)
Repayment of long-term and short-term debt	14	(27.3)	(21.2)	(16.8)
Payment of cash distributions	19	(26.9)	(20.6)	—
Net cash provided by (used in) financing activities		(38.7)	251.4	431.8

Net increase/(decrease) in cash, cash equivalents and restricted cash		13.0	(6.1)	25.2
Cash and cash equivalents at the beginning of the year		19.4	25.5	0.3
Cash and cash equivalents at the end of the year		32.4	19.4	25.5

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(49.5)	(40.3)	(13.0)

HIMALAYA SHIPPING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in millions of $ except share data)	Number of shares	Share capital	Additional paid-in capital	Contributed surplus	Retained earnings / (Accumulated deficit)	Total
Balance as of December 31, 2022	32,152,857	32.2	61.2	—	(3.0)	90.4
Issuance of common shares	11,747,143	11.7	55.9	—	—	67.6
Equity issuance costs	—	—	(5.8)	—	—	(5.8)
Share based compensation	—	—	0.5	—	—	0.5
Net income	—	—	—	—	1.5	1.5
Balance as of December 31, 2023	43,900,000	43.9	111.8	—	(1.5)	154.2
Transfer to contributed surplus	—	—	(97.9)	97.9	—	—
Cash distributions of $0.48 per common share	—	—	—	(21.1)	—	(21.1)
Share based compensation	—	—	0.5	—	—	0.5
Net income	—	—	—	—	21.1	21.1
Balance as of December 31, 2024	43,900,000	43.9	14.4	76.8	19.6	154.7
Issuance of common shares	2,750,000	2.8	13.0	—	—	15.8
Equity issuance costs	—	—	(0.3)	—	—	(0.3)
Cash distributions of $0.57 per common share (note 19)	—	—	—	(26.5)	—	(26.5)
Share based compensation	—	—	0.3	—	—	0.3
Net income	—	—	—	—	17.7	17.7
Balance as of December 31, 2025	46,650,000	46.7	27.4	50.3	37.3	161.7

HIMALAYA SHIPPING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.General information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange and on the Euronext Oslo Bors under the ticker HSHP. Our shares started trading on Euronext Oslo Bors on June 3, 2025, following the transfer of our listing from Euronext Expand. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tons (“dwt”) which are equipped with the latest generation dual fuel LNG technology. As of December 31, 2025, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 14.

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

As of December 31, 2025, the Company has cash and cash equivalents of $32.4 million. In addition, the Company has $10.0 million available to drawdown under the Drew Revolving Credit Facility.

2.     Basis of preparation and significant accounting policies

Basis of Preparation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Amounts are presented in millions (with one decimal) of United States Dollar (“US dollar or $”), unless otherwise stated.

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements.

The principal accounting policies are set out below.

Principle of Consolidation

The consolidated financial statements include our assets and liabilities and of our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

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

During the years ended December 31, 2025, 2024 and 2023, we had revenues from fixed and index linked time charter agreements.

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

Equity method investment

Investments in entities over which we have significant influence, but do not meet the criteria for consolidation, are accounted for by the equity method of accounting. Under this method, we record our investment at cost, including transaction costs, and adjust the carrying amount for our share of the income or losses from these equity method investment subsequent to the date of the investment and report the recognized earnings or losses in the Consolidated Statements of Operations. Dividends received from an equity method investment reduce the carrying amount of the investment. We allocate the excess, if any, of the purchase price of the investment acquired over our proportionate share of the carrying value of the underlying net assets, or basis difference, across the assets and liabilities of the investee, with the residual assigned to goodwill. The basis difference assigned to amortizable net assets will then be amortized through our Consolidated Statements of Operations as part of the “Income (Loss) from equity method investment.”

Investments in equity method investment are assessed for other-than-temporary impairment whenever changes in the facts and circumstances indicate that the fair value may be below the carrying value of our investment. Where determined to be other-than-temporary impairment, an impairment loss in the period will be recognized in the line item “Income (Loss) from equity method investment” in the Consolidated Statements of Operations.

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

3.     Recently issued accounting standards

Adoption of new accounting standards

In December 2023, the FASB issued ASU 2023-09 (Topic 740 Income Taxes): Improvements to Income Tax Disclosures requiring annual disclosure of (1) specific categories in the rate reconciliation; and (2) additional information for reconciling items if the effect of those reconciling items is equal to or greater than 5% of the resulting amount by multiplying pretax income (or loss) by the applicable statutory income tax rate. An entity is also required to provide the nature, effect and underlying causes of the reconciling items, and the judgment used in categorizing them, if not otherwise evident.

ASU 2023-09 became effective for fiscal year ended December 31, 2025. The amendments did not impact the Company’s financial statement disclosures as income tax related accounts and disclosures are immaterial to the financial statements. Management will continue to monitor the Company’s tax position and will provide the required disclosures in future periods if income tax expense or related reconciling items become material.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of December 31, 2025:

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
		January 1, 2027	Under evaluation
ASU 2025-01 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date	The amendment in this Update amends the effective
date of Update 2024-03 to clarify that all public
business entities are required to adopt the guidance in
annual reporting periods beginning after December 15,
2026, and interim periods within annual reporting
	periods beginning after December 15, 2027.	January 1, 2027	Under evaluation
ASU 2025-03 Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity	The amendments in this Update require an entity
involved in an acquisition transaction effected primarily
by exchanging equity interests when the legal acquiree
is a variable interest entity that meets the definition of a business to consider the factors in paragraphs
805-10-55-12 through 55-15 to determine which entity
is the accounting acquirer. Entities are required to
adopt the Update in annual reporting periods beginning
after December 15, 2026 and interim reporting periods
	within those annual reporting periods.	January 1, 2027	Under evaluation
ASU 2025-05 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets	The amendments in this Update provide all entities with
a practical expedient when estimating expected credit
losses for current accounts receivable and current
contract assets arising from transaction accounted for
under Topic 606. The practical expedient assumes that
current conditions as of the balance sheet date do not
	change for the remaining life of the asset.	January 1, 2026	Under evaluation
ASU 2025-11 Interim Reporting (Topic 270): Narrow-Scope Improvements	The amendments in this update provide clarity about current requirements, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP.

	The amendments also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity.	January 1, 2028	Under evaluation
ASU 2025-12 Codification Improvements	The amendments represent changes to the Codification that clarify, correct errors, or make minor improvements to make the Codification easier to understand and apply.	January 1, 2027	Under evaluation

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

While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda. If we are subject to taxation in Bermuda under the CIT act, our international shipping income may be excluded from taxation if we can demonstrate either strategic or commercial management in Bermuda.

Liberia

The vessel owning companies are not subject to tax on international shipping income.

United Kingdom

Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of December 31, 2025 was 25%.

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

Segment revenue, profit and significant segment expenses are as follows:

	Year ended	Year ended	Year ended
(in millions of $ )	December 31, 2025	December 31, 2024	December 31, 2023
Total operating revenues	131.9	123.6	36.7
Less:
Crew costs	(15.6)	(14.0)	(4.9)
Other vessel operating expenses(1)	(12.4)	(9.8)	(3.7)
Voyage expenses and commissions	(1.6)	(1.6)	(0.6)
General and administrative expenses(2)	(4.9)	(5.0)	(3.8)
Depreciation	(29.2)	(26.5)	(9.1)
Income/(Loss) from equity method investment	—	—	—
Interest income	1.0	1.0	0.8
Interest expense, net of amounts capitalized	(51.4)	(46.6)	(13.6)
Other financial income (expenses), net	(0.1)	—	(0.3)
Income tax (expenses)	—	—	—
Segment and consolidated net income (loss)	17.7	21.1	1.5

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

Revenues from each of the following customers accounted for over 10% of our consolidated revenues:

	Year ended		Year ended		Year ended
(in millions of $)	December 31, 2025		December 31, 2024		December 31, 2023
Major commodity trading company	75.5	57%	64.6	52%	14.9	41%
Commodity and energy transition company	22.3	17%	24.0	19%	13.1	35%
Multi-modal transport company	22.8	17%	28.4	23%	8.7	24%

Our vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific geographical locations.

6.     Earnings per share

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. The assumed conversion of potentially dilutive instruments which are 620,000 share options outstanding as at December 31, 2023 does not have an impact on our weighted average number of share outstanding used in calculating diluted EPS.

The dilutive impact of the assumed conversion of potentially dilutive instruments which are 900,000 share options and 800,000 share options outstanding as at December 31, 2025 and 2024, respectively, is shown in the table below:

	Year ended	Year ended	Year ended
(in millions of $ except share and per share data)	December 31, 2025	December 31, 2024	December 31, 2023
Basic earnings per share	$0.38	$0.48	$0.04
Diluted earnings per share	$0.38	$0.48	$0.04

Net income	17.7	21.1	1.5
Issued common shares at end of the year	46,650,000	43,900,000	43,900,000
Weighted average number of shares outstanding for the period, basic	45,983,014	43,900,000	38,644,250
Dilutive impact of share options	33,167	8,667	—
Weighted average number of shares outstanding for the period, diluted	46,016,181	43,908,667	38,644,250

7.     Interest expense

	Year ended	Year ended	Year ended
(in millions of $ )	December 31, 2025	December 31, 2024	December 31, 2023
Interest expense, gross	(51.4)	(48.6)	(21.4)
Capitalized interest on newbuildings	—	2.0	7.8
Interest expense, net of amounts capitalized	(51.4)	(46.6)	(13.6)

8.     Time charter revenues

Lessor

Our twelve vessels are operating on time charter contracts, either on fixed rate or variable rate contracts, with remaining charter periods ranging from 3 to 12 months as of December 31, 2025. Under the variable rate contracts, the Company earns revenues based on the Capesize Index published by the Baltic Exchange plus a premium which varies depending on contract terms. In addition, the Company earns scrubber and LNG benefits based on the spread between high sulphur fuel oil and very low sulphur fuel oil or the spread between liquified natural gas and very low sulphur fuel oil.

The component of operating lease income is as follows:

	Year ended	Year ended	Year ended
(in millions of $ )	December 31, 2025	December 31, 2024	December 31, 2023
Time charter revenues	131.9	123.6	36.7

Time charter revenues on our variable rate contracts amounted to $89.9 million, $77.4 million and $22.6 million in the years ended December 31, 2025, 2024 and 2023, respectively.

The future undiscounted minimum lease payments to be received under our fixed rate contracts as of December 31, 2025 is as follows:

(in millions of $)
2026 (1)	15.3

(1) This includes variable rate contracts that were converted to fixed rate contracts from January 1, 2025 to March 31, 2025.

9.     Prepaid expenses and other current assets

Prepaid expenses and other current assets comprise of:

(in millions of $)	December 31, 2025	December 31, 2024
Prepaid interest (1)	2.2	2.3
Inventory	1.7	1.5
Other prepaid expenses (2)	1.4	1.3
Other current assets (3)	1.3	1.1
	6.6	6.2

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

10.     Equity method investment

In August 2024, we acquired 12,000 shares in 2020 Bulkers Management AS (“2020 Bulkers Management”) for a total consideration of $0.3 million (NOK3.2 million). The acquired shares represent 40% of the issued shares of 2020 Bulkers Management. As the Company has the ability to exercise significant influence, we have accounted for our investment in 2020 Bulkers Management as an equity method investment.

The table below sets forth the carrying value of our equity method investment:

(in millions of $)	2025	2024
As of January 1	0.3	—
Additions	—	0.3
Share options expense to employees of acquiree (1)	0.1	—
Equity in net income (loss) (2)	—	—
As of December 31	0.4	0.3

(1) This pertains to 40% of the share options granted by the Company to employees of 2020 Bulkers Management.

(2) Equity in net income (loss) from equity method investment for the years ended December 31, 2025 and 2024 amounted to $7,000 and ($11,000), respectively.

11.     Newbuildings

The table below sets forth the carrying value of our newbuildings:

(in millions of $)	2025	2024
As of January 1	—	132.6
Installment payments(1)	—	310.8
Capitalized interest	—	1.9
Other capitalized costs(2)	—	5.5
Reclassification to Vessels and equipment(3)	—	(450.8)
As of December 31	—	—

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

The Company drew down $295.5 million in the year ended December 31, 2024 on the sale leaseback financing to fund these installments and the installment payments were made by CCBFL and Jiangsu (as these terms are defined in Note 14) on behalf of the Company.

(2) Other capitalized costs primarily includes direct costs associated with the supervision of our newbuilding program.

(3) “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” were delivered in the year ended December 31, 2024 and their corresponding costs were reclassified to Vessels and equipment.

12.     Vessels and equipment, net

(in millions of $)	2025	2024
Cost
As of January 1	888.6	437.8
Additions	—	450.8
As of December 31	888.6	888.6

Depreciation
As of January 1	(35.6)	(9.1)
Charge for the year	(29.2)	(26.5)
As of December 31	(64.8)	(35.6)

Net book value as of December 31	823.8	853.0

The table below shows the dates the vessels were delivered to the Company:

Vessel	Delivery date
Mount Norefjell	March 2, 2023
Mount Ita	March 9, 2023
Mount Etna	April 13, 2023
Mount Blanc	May 31, 2023
Mount Matterhorn	July 13, 2023
Mount Neblina	August 29, 2023
Mount Bandeira	January 5, 2024
Mount Hua	January 8, 2024
Mount Elbrus	January 11, 2024
Mount Denali	April 19, 2024
Mount Aconcagua	June 6, 2024
Mount Emai	June 13, 2024

During the years ended December 31, 2025, 2024 and 2023, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable, and concluded that there were no such indicators.

13. Accrued expenses

Accrued expenses comprise of:

(in millions of $)	December 31, 2025	December 31, 2024
Accrued interest (1)	4.6	5.4
Accrued operating expenses	0.8	0.8
Cash distributions payable (2)	—	0.4
Other accrued expenses (3)	1.0	0.6
	6.4	7.2

(1) Accrued interest relates to unpaid interest on the sale and leaseback facilities for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn”, “Mount Neblina”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Bareboat payments on the leases for these vessels are paid in arrears.

(2) In December 2024, the Board approved a cash distribution of $0.01 per share for November 2024, which was paid in January 2025.

(3) Other accrued expenses include accruals for commissions, audit fees, legal fees and management fees.

14.     Debt

(in millions of $)	Financing company	December 31, 2025	December 31, 2024	Maturity dates
Vessel financing (Mount Norefjell)	AVIC	56.2	58.8	March 2030
Vessel financing (Mount Ita)	AVIC	56.2	58.8	March 2030
Vessel financing (Mount Etna)	AVIC	56.8	59.3	April 2030
Vessel financing (Mount Blanc)	AVIC	56.7	59.3	May 2030
Vessel financing (Mount Matterhorn)	CCBFL	58.3	60.5	July 2030
Vessel financing (Mount Neblina)	CCBFL	58.3	60.5	August 2030
Vessel financing (Mount Hua)	Jiangsu	59.5	61.6	January 2031
Vessel financing (Mount Bandeira)	Jiangsu	59.5	61.6	January 2031
Vessel financing (Mount Elbrus)	CCBFL	59.3	61.5	January 2031
Vessel financing (Mount Denali)	CCBFL	59.8	62.0	April 2031
Vessel financing (Mount Aconcagua)	CCBFL	60.0	62.0	June 2031
Vessel financing (Mount Emai)	CCBFL	60.0	62.0	June 2031
Total debt, gross		700.6	727.9
Less: Deferred finance charges		(11.4)	(14.0)
Total debt, net of deferred finance charges		689.2	713.9
Less: Current portion of long-term debt, net of deferred finance charges		(23.6)	(24.3)
Long-term debt, net of deferred finance charges		665.6	689.6

The total debt, gross of deferred finance charges, as of December 31, 2025, is repayable as follows:

Year ending December 31, 2025
(in millions of $)
2026	26.1
2027	27.6
2028	29.6
2029	31.5
2030	303.6
Thereafter	282.2
Total	700.6

AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements

The Company has sale and leaseback arrangements with AVIC for “Mount Norefjell,” “Mount Ita,” “Mount Etna” and “Mount Blanc” accounted for as financing transactions. Upon delivery of the relevant vessels from New Times Shipyard in 2023, the vessels were sold to companies owned by AVIC and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million, declining to $47.2 million after year 7.

In addition, AVIC partially financed the cost of installing scrubbers on the above vessels amounting to $2.2 million for each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023. The last installment on the scrubber financing is repayable in February 2026.

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

In the year ended December 31, 2023, the Company drew down $200.0 million on the AVIC financing to pay scheduled installments.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

The Company has sale and leaseback arrangements with CCBFL for “Mount Matterhorn,” “Mount Neblina,” “Mount Elbrus,” “Mount Denali,” “Mount Aconcagua” and “Mount Emai” accounted for as financing transactions. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by CCBFL and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

In the year ended December 31, 2024, the Company drew down $196.9 million (2023: $160.6 million) on the financing to pay scheduled installments.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing arrangements

The Company has sale and leaseback arrangements with Jiangsu for “Mount Bandeira” and “Mount Hua” accounted for as financing transactions. Upon delivery of the relevant vessels from New Times Shipyard in January 2024, the vessels were sold to companies owned and designated by Jiangsu and chartered back on seven-year bareboat charters, which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million and declines to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and therefore, the transaction is accounted for as a financing transaction.

In the year ended December 31, 2024, the Company drew down $98.6 million (2023: $27.4 million) on the financing to pay scheduled installments.

Each of our eight subsidiaries under our sale and leaseback arrangements with CCBFL and Jiangsu has been required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel.

As of December 31, 2025 and 2024, the Company is required to maintain a total minimum cash balance of $12.3 million, which are included in cash and cash equivalents as there are no legal restrictions on the bank account.

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. The Company has classified the estimated amortization of the bareboat payments due within twelve months from December 31, 2025 and 2024 as “Current portion of long-term debt” in the consolidated balance sheets.

Under the sale and leaseback financing arrangements, we paid loan fees to AVIC, CCBFL and Compass Advisory Services Pte. Ltd. from the date we entered into the Sale and Leaseback Agreements up to the delivery date of the vessels which we net off against “Current portion of long-term debt” and “Long-term debt” in the Consolidated Balance Sheets. In the years ended December 31, 2024 and 2023, we paid loan fees of $2.3 million and $7.4 million, respectively.

Drew Holdings Limited. (“Drew”) – Revolving Credit Facility

As of December 31, 2025, the Company has a $10.0 million Revolving Credit Facility agreement with Drew, who is a significant shareholder in the Company. Refer to Note 17 for details on the terms of the agreement with Drew.

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

As of December 31, 2025 and 2024, we were in compliance with all of our covenants in each of our financing arrangements to the extent applicable.

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

Fair values

The carrying value and estimated fair value of the Company’s financial instruments were as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data

(in millions of $)		December 31, 2025		December 31, 2024
	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents(1)	Level 1	32.4	32.4	19.4	19.4
Liabilities
Current portion of long-term debt(2)(3)	Level 2	26.1	26.1	26.9	26.9
Long-term debt(2)(3)	Level 2	716.3	674.5	730.7	701.0

(1)     All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, the carrying value is a reasonable estimate of the fair value.
(2) Fair value of the current portion of long-term debt and long-term debt have been corroborated using discounted cash flow models and market interest rates as of December 31, 2025 and 2024.
(3)     Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table are gross of deferred finance charges amounting to $11.4 million and $14.0 million at December 31, 2025 and 2024, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of December 31, 2025 and 2024 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that all of the amounts are carried with DNB Bank ASA (“DNB”). However, we believe this risk is remote, as DNB is an established financial institution.

A concentration of customer risk exists with four charterers accounting for all of our revenues during the year ended December 31, 2025. We consider the credit risk of these charterers is mitigated by the charter hires being payable 15 days in advance. Further, we believe the risk is remote, as all charterers are well established companies. Details of revenues derived from each charterer that accounted for over 10% of our consolidated revenues are found in Note 5.

There is a concentration of market risk as almost all of our time charters are variable rate contracts, whereby the Company earns revenues based on the Baltic Capesize Index. The Company manages this risk by converting the index linked charters to fixed rate time charters from time to time, for example, during periods of increasing charter hire rates, to cover periods of decreasing charter hire rates.

16.     Commitments and contingencies

Assets pledged

(in millions of $)	December 31, 2025	December 31, 2024

Book value of vessels secured against long-term debt (1)	823.8	853.0

(1) Legal owner of the vessels are the respective financing companies, see note 14.

Contingencies

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Guarantee

We issued a performance guarantee to the vessel manager of the “Mount Elbrus” as security for the performance of its obligations under the European Union Emissions Trading System (“EU ETS”) Scheme up to a maximum liability of $0.5 million. The vessel owner is responsible for providing such emission allowances to the vessel manager. The vessel manager is responsible for calculation of emission allowances and surrendering these to the administering authority of the EU ETS Scheme.

17.     Related party transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of December 31, 2025, Drew holds 29.1% of the Company’s outstanding common shares.

In December 2022, the Company entered into a $15.0 million revolving credit facility agreement with Drew. The facility was unsecured and interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The revolving credit facility was available to the Company until December 31, 2023 and was to be repaid by December 31, 2024. $1.0 million was drawn on December 19, 2022 and remained outstanding as of December 31, 2022. In the year ended December 31, 2023, the Company drew down an additional $1.0 million and subsequently repaid the full outstanding amount of $2.0 million.

Effective December 18, 2023, an addendum to the Drew facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term Secured Overnight Financing Rate (“SOFR”). The amended facility bore interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

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

In December 2025, the Company entered into an addendum with Drew in relation to the revolving credit facility to extend the timeframe to drawdown from the facility to December 31, 2026 and the latest repayment date to December 31, 2027.

In the first quarter of 2025, the Company drew down $6.0 million from the revolving credit facility which was fully repaid in March 2025. Commitment fees of $0.1 million were recognized in “Other financial (expenses) income, net in the Consolidated Statement of Operations for the year ended December 31, 2025. Interest expense of $0.1 million and nil were recognized in “Interest expense” in the Consolidated Statement of Operations for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the Company has $10.0 million available to drawdown from this facility.

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

2020 Bulkers Management

In February 2023, the Company signed an agreement with 2020 Bulkers Management, replacing a similar management agreement entered into in October 2021. Pursuant to the management agreement, 2020 Bulkers Management provides the Company with certain operational, commercial and management services. The Company pays 2020 Bulkers Management a management fee subject to annual estimates and calculated, based on, among other things, expected activity level of the Company and the expected scope of services to be provided by 2020 Bulkers Management in relation to the Company in the year, payable quarterly, in four equal tranches. Such management fee shall equal certain costs, based on the sum of (i) the direct payroll costs allocated to the performance of the services under the management agreement, marked-up by a margin of 13% and (ii) certain shared costs corresponding to infrastructure costs in such year related to the performance of such services. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. The management agreement is for an indefinite period and can be terminated by either party upon one month’s notice.

Following the acquisition of 40% of the issued shares in 2020 Bulkers Management, 2020 Bulkers Management became a related party from August 29, 2024. Management fees from 2020 Bulkers Management of $1.5 million and $0.4 million were recognized as a related-party transaction in the year ended December 31, 2025 and the period from August 29, 2024 to December 31, 2024, respectively.

As of December 31, 2025 and 2024, the Company had $0.3 million payable to 2020 Bulkers Management presented under “Trade payables” on the Consolidated Balance Sheets.

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

In April 2025, the Board approved to increase the allocation of the Company’s authorized but unissued share capital under the long-term incentive plan by 450,000 shares and granted 200,000 share options to key human resources. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $7.50 per share and will be reduced by any dividends and cash distributions declared.

Stock compensation expense of $0.2 million, $0.5 million and $0.5 million was recognized in the years ended December 31, 2025, 2024 and 2023, respectively, under “General and administrative expenses” in the Consolidated Statements of Operations.

The table below sets forth the number of share options, weighted average remaining life, weighted average exercise price and weighted average grant date fair value price for the years ended December 31, 2025, 2024 and 2023, respectively:

	Outstanding share options	Weighted average remaining life	Weighted average exercise price (in $)	Weighted average grant date fair value (in $)
Outstanding as of December 31, 2022, unvested	620,000	3.0	8.00	2.15
Outstanding as of December 31, 2022, exercisable	—	0.0	—	—
Granted	—	0.0	—	—
Vested	—	0.0	—	—
Outstanding as of December 31, 2023, unvested	620,000	3.0	8.00	2.15
Outstanding as of December 31, 2023, exercisable	—	0.0	—	—
Granted	180,000	5.0	8.72	2.98
Vested	(500,000)	0.0	7.53	2.20
Outstanding as of December 31, 2024, unvested	300,000	3.5	8.01	2.57
Outstanding as of December 31, 2024, exercisable	500,000	1.9	7.52	—
Granted	200,000	5.0	7.50	1.57
Vested	(120,000)	0.0	7.51	1.95
Exercised	(100,000)	0.0	7.05	1.95
Outstanding as of December 31, 2025, unvested	380,000	3.8	7.33	2.24
Outstanding as of December 31, 2025, exercisable	520,000	1.0	6.95	—

The average of the exercise prices (reduced by dividends and cash distributions declared, if applicable) at the time of granting, exercising forfeiting and vesting of the share options are shown for share options granted, exercised, forfeited and vested on the above table. For share options outstanding at the beginning and end of the year, the average of the exercise prices shown have been reduced by dividends and cash distributions declared.

The total fair value of share options that vested in the years ended December 31, 2025 and 2024 were $0.2 million and $1.1 million, respectively.

The aggregate intrinsic value of share options that were both outstanding and exercisable as of December 31, 2025 was $1.1 million (2024: $nil as the exercise price was higher than the market value of the share options).

The fair value of the share options granted in April 2025, September 2024 and February 2024 were calculated using the Black-Scholes option pricing model using the following inputs:

	2025	2024	2024
Grant date	April 3	September 2	February 19
Risk-free rate	3.75%	3.75%	4.36%
Expected life	5.0 years	5.0 years	5.0 years
Expected future volatility	39%	38%	46%

In 2025 and 2024, the expected future volatility was based on an analysis of historical volatility of the Company’s common shares.

As of December 31, 2025, intrinsic value for unvested outstanding awards was $0.7 million. As of December 31, 2024 and 2023, there was no intrinsic value for unvested outstanding awards.

As of December 31, 2025, the total unrecognized compensation cost amounting to $0.5 million relating to options outstanding is expected to be recognized over a weighted average period of 1.8 years.

19.     Shareholders’ equity

The authorized share capital of the Company as of December 31, 2025 and 2024 was $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In April 2023, the Company completed its IPO in the U.S, whereby the Company issued 7,720,000 common shares at an offering price of $5.80 per common share and subsequently issued an additional 910,000 common shares in a partial exercise of the over-allotment option in May 2023. Net proceeds from the offering amounted to $44.9 million, which were used for funding acquisitions of newbuildings on order, repayment of indebtedness, funding our working capital needs and general corporate purposes.

In December 2023, the Company issued 3,117,143 common shares of par value $1.00 per share in a private placement at a price of $5.64 per share. Net proceeds amounted to $16.9 million which were used for funding acquisitions of newbuildings on order, repayment of indebtedness, funding our working capital needs and general corporate purposes.

In January 2024, the shareholders, at a Special General Meeting, approved the transfer of $97.9 million to the Company’s Contributed Surplus Account from the Company's Share Premium account (Additional paid-in capital in the Company’s Consolidated Statement of Changes in Shareholder’s Equity).

In March 2025, the Company issued 2,650,000 common shares of par value $1.00 per share in a private placement at a price of $5.73 per share, with the net proceeds from the private placement to be used for general corporate purposes.

In December 2025, in connection with the exercise of share options under the long-term incentive plan, the Company issued 100,000 common shares of par value $1.00 each at the exercise price of $7.05 per share.

The following cash distributions were declared in the twelve months ended December 31, 2025:

Relevant period	Declaration date	Amount per share (in $)	Payment date
December 2024	January 7, 2025	0.005	February 5, 2025
January 2025	February 10, 2025	0.005	March 5, 2025
February 2025	March 6, 2025	0.005	April 22, 2025
March 2025	April 3, 2025	0.04	May 2, 2025
April 2025	May 7, 2025	0.025	June 3, 2025
May 2025	June 5, 2025	0.03	July 3, 2025
June 2025	July 8, 2025	0.05	August 5, 2025
July 2025	August 7, 2025	0.04	August 29, 2025
August 2025	September 4, 2025	0.10	September 25, 2025
September 2025	October 7, 2025	0.10	October 28, 2025
October 2025	November 5, 2025	0.07	November 24, 2025
November 2025	December 4, 2025	0.10	December 23, 2025

The above cash distributions were made from the Company's Contributed Surplus account.

20.     Subsequent events

On January 8, 2026, the Board approved a cash distribution of $0.13 per share for December 2025 for shareholders of record as of January 20, 2026. On February 9, 2026, the Board approved a cash distribution of $0.06 per share for January 2026 for shareholders of record as of February 20, 2026.

On February 9, 2026, the Company entered into a contract with 2020 Bulkers Ltd. to purchase an additional 4,200 shares in 2020 Bulkers Management for NOK1.1 million, which will be effective on April 1, 2026, for a total ownership of 54%.

In February 2026, in connection with the exercise of share options under the long-term incentive plan, the Company issued 100,000 common shares of par value $1.00 each at the exercise price of $6.76 per share.

On March 5, 2026, the Board approved a cash distribution of $0.06 per share for February 2026 for shareholders of record as of March 17, 2026.